UGI Corporation

2003 Annual Report



Pillar of Strength

Strength through Results

Total Revenues (millions)


$1,761.7
$2,468.1
$2,213.7
$3,026.1
00
01
02
03

Earnings Per Share


$1.09
$1.38
$1.80
$2.29
00
01
02
03

Dividend Growth


$1.03
$1.07
$1.10
$1.14
00
01
02
03

Total Assets (millions)


$2,275.8
$2,550.2
$2,614.4
$2,781.7
00
01
02
03

2003 Earnings Per Share By Business Segment


Gas Utility $1.11
AmeriGas Propane $0.55
Electric Operations $0.32
Corporate and Other $0.05
Energy Services $0.18
International Propane $0.08



UGI Corporation (NYSE:UGI) is a distributor and marketer of energy products and services, including propane, natural gas and electricity.

Propane

AmeriGas Partners, L.P. (NYSE:APU) is the nation's largest retail marketer of propane, delivering nearly 1.3 billion gallons to approximately 1.3 million customers from local-market distribution locations in 46 states. Through UGI Enterprises, Inc., UGI Corporation is a retail marketer of propane in Austria, the Czech Republic, France, Slovakia and China.

Gas and Electric

UGI Utilities, Inc. is a local distributor of natural gas and electricity to nearly 354,000 customers in eastern Pennsylvania. Through UGI Enterprises, Inc., UGI Corporation markets natural gas, electricity and heating oil and provides heating and cooling products and services to residential, commercial and industrial customers in the eastern region of the United States. It also owns electric generation assets in Pennsylvania.

Financial Highlights

Year Ended September 30,	**2003**	2002	2001
Income Statement Data (millions, except per share data)			
Revenues	**$ 3,026.1**	$ 2,213.7	$ 2,468.1
Operating income	**$ 302.3**	$ 253.3	$ 229.0
Net income	**$ 98.9**	$ 75.5	$ 56.5
Diluted earnings per common share	**$ 2.29**	$ 1.80	$ 1.38
Common Stock Data			
Shares outstanding – end of year (millions)	**42.7**	41.6	40.9
Return on average common equity	**22.3%**	26.4%	22.5%
Book value per common share – end of year	**$ 13.34**	$ 7.63	$ 6.25
Dividend rate per common share – end of year	**$ 1.14**	$ 1.10	$ 1.07
Market price of common stock			
High	**$ 35.05**	$ 24.51	$ 19.65
Low	**$ 23.27**	$ 17.11	$ 14.25
Close	**$ 28.93**	$ 24.23	$ 18.07
Business Segment Data			
Diluted earnings (loss) per share:			
AmeriGas Propane	**$ 0.55**	$ 0.42	$ 0.33
Gas Utility	**1.11**	0.87	1.02
Electric Operations	**0.32**	0.14	0.11
Energy Services	**0.18**	0.15	0.10
International Propane	**0.08**	0.18	(0.11)
Corporate & Other	**0.05**	0.04	(0.18)
Changes in Accounting	**–**	–	0.11
	$ 2.29	$ 1.80	$ 1.38

Contents

Strength through Performance



To Our Shareholders:

Thanks to the talents and tireless efforts of the entire team at UGI, fiscal year 2003 was very successful. Among our significant accomplishments were the following:

- Our earnings grew by 31% to $98.9 million, and our earnings per share increased by 27.2% to $2.29 from $1.80 last year;
- We raised our dividend 3.6% to $1.14 per share;
- Our return on equity was a healthy 22.3%;
- We ended the year with $116 million of cash available for long-term investment;
- We effected a three-for-two split of our common stock, the first such split in 13 years;
- We maintained growth capital expenditure levels in all of our business units while pursuing selective acquisition growth opportunities, such as the purchase of an additional 4.9% interest in the Conemaugh Electric Generating Station for $51.3 million, the acquisition of TXU Corporation's northeastern U.S. natural gas marketing operation for $10 million, and the purchase, as of October 1, 2003, of businesses distributing approximately 40 million gallons of propane; and
- J. D. Power and Associates recognized our Gas Utility as being the top service provider among gas distribution companies in the East.

The reward of this superior performance to our shareholders is also noteworthy: the total return for the one-year period ended November 30, 2003 was 36.8% compared to a 23.1% return posted by Standard & Poor's Utility Index. This marks the fourth consecutive year in which our total return exceeded 20%. Indeed, over the five-year period ended November 30, 2003, the total return to our shareholders was the highest among all companies in that index.

Being the best has been a goal of ours for many years. We know that is a lofty goal, but it is the only one worth pursuing. Our confidence in setting this goal is derived from the many notable accomplishments that were achieved by our predecessors throughout our more than 120-year history. Since 1882, through world wars, economic booms and the Great Depression, UGI has been a pillar of strength for our owners, our customers and our employees.

We will mark two milestones worthy of mention during fiscal year 2004. First, 2004 will be the 120th consecutive year in which we have paid dividends on our common stock. In hand-written letters sent to our shareholders in 1884, we stated the following: "Your Company has made satisfactory progress during the past year and has been enabled to commence the payment of dividends which (we) have every reason to believe can be continued." Our predecessors were quite prescient! Sixteen years ago, we started the additional trend of increasing our dividend and we have done so each and every year since. We are tremendously proud of both of these uninterrupted records.

A second milestone we will reach in 2004 is the 75th anniversary of our listing on the New York Stock Exchange. We are equally proud of this milestone. We are also mindful of the fundamental precepts that guided our success over these many years. Those fundamentals embrace the idea that a CEO and Board must think in terms of decades as opposed to quarters; that management should focus its efforts on managing the Company's businesses and not its share price; and that integrity, honesty and responsibility matter as much as earnings, cash flow and balance sheets.

While I often remind people that our past is impressive, I tell them that our future is filled with opportunity. As we enter fiscal year 2004, we stand on the shoulders of our predecessors, looking forward to celebrating the two milestones noted above, but recognizing that we are at a new beginning, poised to forge a company that combines the finest elements of its past with a vision of even better things to come.

We believe our success has been, and will continue to be, attributable to the attention we devote to the following five basic business tenets. First, have a clear vision of what you are: we are a distributor and marketer of energy products and services. Second, establish straightforward financial objectives and communicate them widely: ours are (and have been) to grow earnings per share between 6% and 10% per year, and increase dividends per share 3% annually. Third, have specific strategies and measure progress in executing these strategies regularly: we do. Fourth, generate excess cash flow and invest it wisely: we generate approximately $35 million annually and we invest that cash "with success" not to achieve success. Finally, align compensation with goal achievement: we are motivated to succeed as we, too, are significant shareholders and our compensation is aligned with providing rewards to our shareholders.

Our platform for growth is sustainable because we have made the right strategic choices while maintaining our focus on operational excellence and financial discipline. There are more opportunities in virtually every one of our business areas. Thus, you should expect us to devote our human capital and invest our financial resources in businesses in which we have demonstrated skill. Don't expect us to relax or let up, as it is not in our nature to do so.

The importance of a strong, independent Board of Directors has been highlighted by recent corporate scandals. Having such a Board has been a critical ingredient to our success and we continue to benefit from the governance, counsel and guidance of our Directors. I would like to thank the Board for the diligence and insight they bring in exercising their duties on behalf of the shareholders.

Our employees have also distinguished themselves as one of the strongest generations of UGI people in our Company's 122-year history. They operate with shared values and focus on common goals. There is nothing more important to our future than a strong, committed workforce. I want to thank our employees for making us the success we are today. They are our true pillars of strength.

The one thing I know for sure is that cynics and doubters will not make the progress necessary to continue our success. Rather, progress is made by those who believe that everything is possible. We are fortunate to count among our employees so many "believers." We enter fiscal year 2004, a year of significant milestones, as a leader in the energy distribution and marketing businesses. Our goal is to fuel comfortable, more productive lives. We are executing a forward-looking plan designed to outperform our competitors, generate increased earnings and cash, drive growth and create superior long-term shareholder value.

I can't help but think that our predecessors would be very proud of the UGI of today.

Lon R. Greenberg
Chairman, President and
Chief Executive Officer

December 16, 2003

Strength through Growth

We have grown our business from a three-location propane distributorship in 1959 into the largest propane retailer in the country today with more than 700 distribution locations.


AmeriGas
AmeriGas
PROPANE
AmeriGas
AmeriGas
PROPANE
1075
1075

Domestic Propane

AmeriGas is the nation's largest propane retailer and today has more than 700 distribution locations in 46 states. Thousands of resellers also distribute AmeriGas propane from tank dispensers and pre-filled cylinder displays. The return of normal winter weather and the benefits of fully integrating our Columbia Propane acquisition resulted in record financial performance in 2003.

Strategies Drive Growth

We have four primary growth strategies at AmeriGas:

- To grow through acquisitions.
- To grow our PPX® pre-filled grill cylinder exchange business.
- To leverage our geographic footprint to remain the supplier of choice to large regional and national accounts.
- To grow our base business by retaining existing customers and adding new customers.

We realized significant progress on each of these strategies in 2003:

Acquisitions. We acquired the assets of four propane suppliers during 2003, each of which was integrated with our existing operations. The day after we closed our fiscal year we acquired Horizon Propane, which has locations in 12 states. These acquisitions will add 40 million gallons in annual volume. Increasing customer density through acquisitions enables us to significantly improve productivity.

PPX Prefilled Propane Xchange®. During 2003 customers made a record 5.2 million PPX® cylinder exchanges. Our focus on customer service enabled us to add more than 2,000 new distribution locations in grocery, home center and convenience store chains, such as Wal-Mart, Home Depot and Albertsons. Additionally, the acquisition of Active Propane gave us 1,700 more PPX® distribution points, primarily in the Chicago area.

Strategic Accounts. Because of our size and geographic coverage, we are the obvious choice to serve multi-location companies who want to reduce their costs by consolidating suppliers. During 2003 we expanded our already successful National Accounts program in order to bring more value-added services to larger local and regional accounts, even if their businesses are not national in scope. As a result, we have renamed our National Accounts program "Strategic Accounts." We have grown this customer segment by an average of 15% per year since 1999.


AmeriGas

AmeriGas delivers more than one billion gallons of propane to more than one million residential, commercial, industrial and agricultural customers.

Growing the Base Business. Through the focused efforts of our employees to improve our level of service, we reduced customer turnover and grew our base business. We did this by offering innovative marketing programs, and through our commitment to be *the most reliable, the safest and the most responsive propane company.*



Strength through Global Presence

Our investments abroad contribute to our growth strategy and give us access to attractive markets. We have international propane investments in France, Austria, the Czech Republic, Slovakia and China.

Continuous Improvement Efforts Increase Effectiveness

Positioning for Growth. We spent considerable effort studying the growth potential for propane in each of our 60 markets and examining our organization's sales effectiveness. We are using the results of this study to realign our resources among our markets. We added new sales professionals in specific markets and have already seen these markets outperform targets.

We also streamlined our organization to improve decision making and customer service. The one-time reorganization expense of approximately $3.8 million will lead to cost savings of more than $10 million annually. We believe these changes will enhance our execution capability.

Superior Infrastructure. AmeriGas has invested in an extensive propane supply and distribution infrastructure. We have more storage terminals, more rail cars and more transport trucks than any other propane marketer. Our integrated network of assets keeps our operation running smoothly and ensures supply for our customers. We demonstrated the benefits of this infrastructure in 2003 with the return of colder than normal winter weather in the Northeast and Midwest.

International Propane

We continue to bring our propane operations expertise to a number of foreign markets that have the potential to contribute to our growth strategy. We currently have investments in three businesses that serve five countries. Our goals are to balance our international propane investments to support our growth and income orientation, to share our propane expertise by retaining an operating role, and to have strong host-country management. Our presence abroad provides us access to other high-growth propane markets.

FLAGA. FLAGA is the largest propane supplier in Austria and one of the largest suppliers in the Czech Republic and Slovakia. Austria is a mature, stable market similar to the United States, while the Czech Republic and Slovakia are markets with considerable growth potential. Since acquiring FLAGA in 1999, we have successfully introduced many western marketing concepts and programs. We have also focused on expense control while making investments to ensure future growth.


antargaz

Our European propane businesses sell nearly 400 million gallons annually for residential, commercial, industrial and autogas applications.

Antargaz. In 2001 we acquired a 20% stake in Antargaz, one of the largest propane marketers in France. France is a stable retail market and we have been able to generate strong returns. Our success in France is attributable to our highly capable local management team.

Joint Venture in Nantong, China. China has the potential to become one of the largest propane markets in the world, and our partial ownership in a retail



Strength through Service

UGI Gas Service ranked first in customer satisfaction among gas utilities in the East, according to a recent independent survey conducted by J.D. Power and Associates. UGI ranked fifth overall in the U.S. among the largest local gas distribution companies.

distribution business gives us a foothold to consider new opportunities in this developing market. In 2003 the joint venture established a new cylinder exchange program in which pre-filled cylinders are delivered to customers' homes.

UGI Gas Service

Customer Demand Fuels Record Customer Growth

UGI Utilities provides clean-burning natural gas to more than 292,000 customers in eastern Pennsylvania. Gas is the fuel of choice in areas served by our pipelines: more than 99% of all new homes in developments choose natural gas when it is available. In fact consumer preference for gas has led to another year of record customer growth for UGI: in 2003 we added more than 9,600 residential heating customers and 1,100 commercial customers.

Commitment to Expense Management Ensures Fair Rates for Customers

Despite increasing costs of doing business, we are committed to keeping expense growth to less than the rate of inflation, reducing upward pressure on customer rates. Our efforts to achieve productivity gains through various continuous improvement programs are also driven by our desire to implement the best practices in the gas utility industry.

We seek the latest equipment and technology to do our jobs better. For example, UGI is a national leader in the use of new pipeline maintenance technology. We participated in developing this "small-hole" technology that allows microsurgery-like maintenance on underground pipes through a 10-inch hole in the ground. This technology decreases work time, reduces expenses and minimizes disruption to motorists.

We also regularly examine investment opportunities to assist us in meeting our goal of providing superior customer service. We are investing in a new distribution asset management system, which will give our employees real-time electronic access to our entire gas distribution system. When implemented, this system will provide productivity gains and increase responsiveness to customer needs. In 2003 we combined our gas and electric utility customer call centers to reduce expenses and to permit our customers to communicate better with us. We are also working to reduce the cost of



Consumer preference for gas has led to another year of record customer growth for UGI: in 2003 we added more than 9,600 new residential heating customers.

purchasing goods by expanding our participation in an e-commerce-enabled utility purchasing consortium.

One cost that has consistently decreased is our cost to connect natural gas customers in new housing developments. Increasing standardization and our efforts to develop cooperative relationships with builders have contributed to our record customer growth, higher customer satisfaction and lower installation costs.



Strength through Reliability

Customers seldom consider the reliability of their energy supplier – until the power goes out. Our employees work tirelessly to prevent interruptions in service.

Reliability Contributes to Higher Customer Satisfaction

The winter of 2003 was 7% colder than normal in our gas utility markets – and 29% colder than the prior year. We supplied customers with record volumes of gas while maintaining smooth operations throughout our distribution system.

UGI has consistently made customer satisfaction a priority. In customer surveys this year, 92% of our customers rated their experiences with UGI as good or excellent. We constantly monitor our own performance and continually raise the bar in order to exceed our customers' expectations. In fact, our Gas Utility ranks highest in customer satisfaction among gas utilities in the East according to a recent independent customer survey conducted by J.D. Power and Associates. The overall customer satisfaction measurement used among the largest local gas distribution companies in the country was based on five factors: company image, price and value, billing and payment, field service and customer service. UGI ranked 5th overall in the United States.

UGI Electric Service

Reliable Service Leads to Customer Satisfaction

We provide reliable service to more than 61,000 customers in northeastern Pennsylvania. As a result of deregulation in Pennsylvania, our electric generation assets have been fully separated from our regulated electric distribution business. We purchase all of our electricity needs on the open market, aggressively seeking reliable supplies at low prices for our customers. To help ensure stable prices for our customers, this year we offered two- and three-year price protection plans. Approximately 20% of our customers are participating.

Having reasonably priced electricity is not the only factor that drives customer satisfaction. Reliability is crucial. Thanks to the efforts of our employees and our strong emergency response plan, disruption to customers during Hurricane Isabel was minimal. Reasonable rates and reliable service have led to strong customer approval ratings with 90% of customers surveyed reporting satisfaction with the quality of service provided by UGI.

Related Energy Services

Electric Generation Adds Assets

In 2003 we expanded our investment in electric generation through the purchase of an additional 5% of the Conemaugh Station, a coal-fired generating facility near Johnstown, Pennsylvania. Our total 148-megawatt mix of generation capacity is used to meet base load requirements, for load balancing and for "peak" generation



Our investment in Hunlock generation facilities near Kingston, Pennsylvania supplements our expanded ownership interest in the Conemaugh Station.

needs. We are poised to support the growing energy needs of our region. We currently sell power through wholesale agreements and on the open market and we plan to sell to end users through our UGI Energy Services subsidiary.

GASMARK® Adds Customers and Expands Services

UGI Energy Services' GASMARK® operation is one of the largest energy marketers on the east coast. The 2003 acquisition of TXU Energy's northeastern gas marketing business improved customer density, expanded our footprint in the eastern region and increased annual volume by approximately 60%. GASMARK® serves approximately 5,000 commercial and industrial customers on 35 gas utility systems in eight eastern states.

Since the 1980s, GASMARK® has grown from being a single-product natural gas marketer to a full-service supplier that can meet customers' complete energy needs, including natural gas, electricity, propane and heating oil. Medium to large commercial and industrial customers look to us to reduce price volatility and provide dependable supply. Our expanded energy services and knowledgeable sales force have led to strong customer growth.

HVAC Business Continues Expansion

We expanded our heating, ventilating and air conditioning business, which serves more than 100,000 customers in southeastern Pennsylvania and northern Delaware. In 2003 we acquired two commercial and industrial refrigeration businesses that complement our other service lines. We continue to capitalize on the synergies among our various businesses, primarily UGI Gas Service and AmeriGas Propane.

Strength through Commitment



We remain committed to being a superior balanced growth and income investment. This year marks the 120th year of uninterrupted dividends paid to our shareholders, and the 16th consecutive year of dividend increases.

Financial Review

Business Overview

UGI Corporation ("UGI") is a holding company that distributes and markets energy products and related services through subsidiaries and joint-venture affiliates. We are a domestic and international distributor of propane; a provider of natural gas and electricity service through regulated local distribution utilities; a generator of electricity through our ownership interests in electric generation facilities; a regional marketer of energy commodities; and a provider of heating and cooling services.

We conduct a national propane distribution business through AmeriGas Partners, L.P. ("AmeriGas Partners") and its principal operating subsidiaries AmeriGas Propane, L.P. ("AmeriGas OLP") and AmeriGas Eagle Propane, L.P. ("Eagle OLP"). At September 30, 2003, UGI, through its wholly owned second-tier subsidiary AmeriGas Propane, Inc. (the "General Partner"), held an approximate 48% effective interest in the Partnership. We refer to AmeriGas Partners and its subsidiaries together as "the Partnership" and the General Partner and its subsidiaries, including the Partnership, as "AmeriGas Propane."

Our natural gas and electric distribution utilities are conducted through UGI Utilities, Inc. ("UGI Utilities"). UGI Utilities owns and operates a natural gas distribution utility ("Gas Utility") in parts of eastern and southeastern Pennsylvania and an electricity distribution utility ("Electric Utility") in northeastern Pennsylvania. Gas Utility and Electric Utility are subject to regulation by the Pennsylvania Public Utility Commission ("PUC").

Our wholly owned subsidiary UGI Enterprises, Inc. ("Enterprises") conducts an energy marketing business primarily in the Eastern region of the United States through its wholly owned subsidiary, UGI Energy Services, Inc. ("Energy Services"). Energy Services' wholly owned subsidiary UGI Development Company ("UGID") and UGID's joint-venture affiliate Hunlock Creek Energy Ventures ("Energy Ventures") own interests in Pennsylvania-based electricity generation assets. UGID's electricity generation assets along with Electric Utility are collectively referred to herein as "Electric Operations." Prior to its transfer to Energy Services in June 2003, UGID was a wholly owned subsidiary of UGI Utilities. Through other subsidiaries, Enterprises (1) owns and operates a propane distribution business in Austria, the Czech Republic and Slovakia ("FLAGA"); (2) owns and operates a heating, ventilation and air-conditioning service business in the Middle Atlantic states ("HVAC"); and (3) participates in propane joint-venture businesses in France ("Antargaz") and in the Nantong region of China.

This Financial Review should be read in conjunction with our Consolidated Financial Statements and Notes to Consolidated Financial Statements including the business segment information included in Note 21.

Results of Operations

2003 Compared with 2002

Consolidated Results

	2003		2002		Variance—Favorable (Unfavorable)	
	Net Income	**Diluted Earnings Per Share**	Net Income	Diluted Earnings Per Share	Net Income	Diluted Earnings Per Share
(Millions of dollars, except per share)						
AmeriGas Propane	**$23.2**	**$0.55**	$17.4	$0.42	$ 5.8	$0.13
Gas Utility	**48.0**	**1.11**	36.4	0.87	11.6	0.24
Electric Operations	**13.9**	**0.32**	6.1	0.14	7.8	0.18
Energy Services	**7.9**	**0.18**	6.5	0.15	1.4	0.03
International Propane	**3.6**	**0.08**	7.5	0.18	(3.9)	(0.10)
Corporate & Other	**2.3**	**0.05**	1.6	0.04	0.7	0.01
Total	**$98.9**	**$2.29**	$75.5	$1.80	$23.4	$0.49

Net income and earnings per share were higher in Fiscal 2003 reflecting the effects of colder heating-season weather in our Gas Utility, Electric Utility and AmeriGas Propane service territories and the effects of acquisitions and other growth initiatives in our electricity generation and Energy Services businesses. This improved performance was partially offset by a decline in FLAGA's Fiscal 2003 results and the absence of income from our debt investments in Antargaz redeemed in July 2002.

The following table presents certain financial and statistical information by reportable segment for Fiscal 2003 and Fiscal 2002:

	2003	2002	Increase (Decrease)	
(Millions of dollars)				
AmeriGas Propane:				
Revenues	$ 1,628.4	$1,307.9	$ 320.5	24.5%
Total margin (a)	$ 718.1	$ 654.8	$ 63.3	9.7%
Partnership EBITDA (b)	$ 234.4	$ 209.6	$ 24.8	11.8%
Operating income	$ 164.5	$ 145.0	$ 19.5	13.4%
Retail gallons sold (millions) (c)	1,074.9	987.5	87.4	8.9%
Degree days - % colder (warmer) than normal (d)	0.2%	(10.0)%	–	–
Gas Utility:				
Revenues	$ 539.9	$ 404.5	$ 135.4	33.5%
Total margin (a)	$ 196.9	$ 162.9	$ 34.0	20.9%
Operating income	$ 96.1	$ 77.1	$ 19.0	24.6%
Income before income taxes	$ 80.7	$ 62.9	$ 17.8	28.3%
System throughput - billions of cubic feet ("bcf")	83.8	70.5	13.3	18.9%
Degree days - % colder (warmer) than normal	7.0%	(17.4)%	–	–
Electric Operations:				
Revenues	$ 108.1	$ 86.0	$ 22.1	25.7%
Total margin (a)	$ 47.4	$ 32.8	$ 14.6	44.5%
Operating income	$ 25.9	$ 13.2	$ 12.7	96.2%
Income before income taxes	$ 23.6	$ 10.8	$ 12.8	118.5%
Distribution sales - millions of kilowatt hours ("gwh")	980.0	933.6	46.4	5.0%
Third-party generation sales - gwh	471.8	24.0	447.8	N.M.
Energy Services:				
Revenues	$ 648.7	$ 332.3	$ 316.4	95.2%
Total margin (a)	$ 28.5	$ 21.4	$ 7.1	33.2%
Income before income taxes	$ 13.6	$ 11.1	$ 2.5	22.5%
International Propane:				
Revenues	$ 54.5	$ 46.7	$ 7.8	16.7%
Total margin (a)	$ 27.1	$ 24.1	$ 3.0	12.4%
Operating income	$ 0.7	$ 3.9	$ (3.2)	(82.1)%
Income from equity investees	$ 5.9	$ 8.3	$ (2.4)	(28.9)%
Income before income taxes	$ 2.5	$ 8.0	$ (5.5)	(68.8)%

N.M. – Not meaningful

(a) Total margin represents total revenues less total cost of sales and, with respect to Electric Operations, revenue-related taxes, i.e. Electric Utility gross receipts taxes, of $4.8 million and $4.6 million in 2003 and 2002, respectively. For financial statement purposes, revenue-related taxes are included in "taxes other than income taxes" on the Consolidated Statements of Income.

(b) Partnership EBITDA (earnings before interest expense, income taxes, depreciation and amortization) should not be considered as an alternative to net income (as an indicator of operating performance) or as an alternative to cash flow (as a measure of liquidity or ability to service debt obligations) and is not a measure of performance or financial condition under accounting principles generally accepted in the United States of America. Management uses Partnership EBITDA as the primary measure of segment profitability for the AmeriGas Propane segment (see Note 21 to Consolidated Financial Statements).

(c) Retail gallons sold in 2003 include certain bulk gallons previously considered wholesale gallons. Prior-year gallon amounts have been adjusted to conform to the current year classification.

(d) Deviation from average heating degree days based upon national weather statistics provided by the National Oceanic and Atmospheric Administration ("NOAA") for 335 airports in the United States, excluding Alaska.

AmeriGas Propane. Weather based upon heating degree days was essentially normal during Fiscal 2003 compared to weather that was 10.0% warmer than normal in Fiscal 2002. Although temperatures nationwide averaged near normal during Fiscal 2003, our overall results reflect weather that was significantly warmer in the West and generally colder than normal in the East. Retail propane volumes sold increased 87.4 million gallons in Fiscal 2003 due principally to the effects of the colder weather and, to a much lesser extent, volume growth from acquisitions and customer growth. These increases were achieved notwithstanding the effects of price-induced customer conservation and, with respect to commercial and industrial customers, continuing economic weakness.

Retail propane revenues increased $272.7 million reflecting (1) a $175.1 million increase due to higher average selling prices and (2) a $97.6 million increase due to the higher retail volumes sold. Wholesale propane revenues increased $38.3 million reflecting (1) a $31.7 million increase due to higher average selling prices and (2) a $6.6 million increase due to the higher volumes sold. The higher retail and wholesale selling prices reflect significantly higher propane product costs during Fiscal 2003 resulting from, among other things, higher crude oil and natural gas prices and lower propane inventories. Other revenues from ancillary sales and services were $125.8 million in Fiscal 2003 and $116.3 million in Fiscal 2002. Total cost of sales increased $257.2 million reflecting the higher propane product costs and higher volumes sold.

The $63.3 million increase in total margin is principally due to the higher propane gallons sold and, to a lesser extent, slightly higher average retail propane unit margins. Notwithstanding the previously mentioned significant increase in the commodity price of propane, retail propane unit margins were slightly higher than the prior year reflecting the effects of the higher average selling prices and the benefits of favorable propane product cost management activities. Beginning in Fiscal 2002 and continuing in Fiscal 2003, unit margins associated with the Partnership's Prefilled Propane Xchange program ("PPX®") were higher than historical levels reflecting increases in PPX® sales prices to fund cylinder valve replacement capital expenditures. These capital expenditures resulted from National Fire Protection Association ("NFPA") guidelines enacted in Fiscal 2002 requiring propane grill cylinders be fitted with overfill protection devices ("OPDs"). The extent to which this level of PPX® margin is sustainable in the future will depend upon a number of factors including the continuing rate of OPD valve replacement and competitive market conditions.

Partnership EBITDA increased $24.8 million in Fiscal 2003 reflecting the previously mentioned increase in total margin and a $4.6 million increase in other income partially offset by a $40.6 million increase in Partnership operating and administrative expenses and a $2.3 million increase in losses associated with early extinguishments of long-term debt. Operating and administrative expenses increased principally due to higher medical and general insurance expenses, higher distribution expenses as a result of the previously mentioned greater retail volumes, and higher incentive compensation and uncollectible accounts expenses. In addition, the Partnership incurred $3.8 million of costs during Fiscal 2003 associated with a realignment of the Partnership's management structure announced in June 2003. Other income in Fiscal 2003 includes a gain of $1.1 million from the settlement of certain hedge contracts and greater income from finance charges and asset sales while other income in the prior year was reduced by a $2.1 million loss from declines in the value of propane commodity option contracts. Operating income in Fiscal 2003 increased less than the increase in Partnership EBITDA due to higher depreciation expense principally associated with PPX® partially offset by the previously mentioned increase in losses associated with early extinguishments of long-term debt.

Gas Utility. Weather in Gas Utility's service territory based upon heating degree days was 7.0% colder than normal during Fiscal 2003 compared to weather that was 17.4% warmer than normal during Fiscal 2002. The significantly colder weather resulted in higher heating-related sales to firm- residential, commercial and industrial ("retail core-market") customers and, to a lesser extent, greater volumes transported for residential, commercial and industrial delivery service customers. System throughput in Fiscal 2003 also benefited from a year-over-year increase in the number of customers.

Gas Utility revenues increased principally as a result of the previously mentioned greater retail core-market and delivery service volumes and higher average retail core-market purchased gas cost ("PGC") rates resulting from higher natural gas costs. Gas Utility cost of gas was $343.0 million in Fiscal 2003, an increase of $101.3 million from the prior year, reflecting the higher retail core-market volumes sold and the higher retail core-market PGC rates.

The increase in Gas Utility total margin principally reflects a $27.1 million increase in retail core-market total margin due to the higher retail core-market sales and increased margin from greater delivery service volumes.

The increase in Gas Utility operating income principally reflects the increase in total margin partially offset by a $12.7 million increase in operating and administrative expenses and lower other income. Fiscal 2003 operating and administrative expenses include higher costs associated with litigation-related costs and expenses, greater distribution system maintenance expenses, higher uncollectible accounts expenses and increased incentive compensation costs. Other income declined $3.2 million principally reflecting a $2.2 million decrease in pension income and lower interest income on PGC undercollections. The increase in Gas Utility income before income taxes reflects the increase in operating income offset by higher interest expense on PGC overcollections and, beginning July 1, 2003, dividends on preferred shares.

Electric Operations. Electric Utility's Fiscal 2003 kilowatt-hour distribution sales increased principally as a result of weather that was 8.4% colder than normal compared to weather that was 14.5% warmer than normal in the prior year.

The higher Electric Operations' revenues reflect greater sales of electricity produced by UGID's electric generation assets to third parties and the previously mentioned increase in Electric Utility kilowatt-hour distribution sales. Prior to September 2002, UGID sold substantially all of the electricity it produced to Electric Utility with the associated revenue and margin eliminated in our consolidated results. Beginning September 2002, Electric Utility began purchasing its power needs exclusively from third-party electricity suppliers under fixed-price energy and capacity contracts and, to a much lesser extent, on the spot market, and UGID began selling electric power produced from its interests in electricity generating facilities to third parties on the spot market. Additionally, the greater Fiscal 2003 UGID sales and revenues reflect UGID's June 26, 2003 purchase of an additional 4.9% (83 megawatt) interest in the Conemaugh electricity generation station located near Johnstown, Pennsylvania ("Conemaugh"). Notwithstanding the significant increase in Electric Operations' revenues, cost of sales increased only $7.3 million in Fiscal 2003 due in part to lower Electric Utility per-unit purchased power costs.

The increase in Electric Operations' total margin principally reflects lower Electric Utility per-unit purchased power costs, the increase in Electric Utility sales, and margin from the greater sales of electricity produced by UGID's electricity generation assets to third parties. The higher Fiscal 2003 operating income reflects the greater total margin and a $0.5 million increase in other income partially offset by higher operating and administrative expenses resulting principally from the additional investment in Conemaugh and, to a lesser extent, higher Electric Utility transmission and distribution expenses. The increase in Electric Operations income before income taxes reflects the increase in operating income and slightly lower interest expense.

Energy Services. The increase in Energy Services' revenues in Fiscal 2003 resulted from higher natural gas prices and, to a lesser extent, a more than 40% increase in natural gas volumes sold due in large part to the March 2003 acquisition of the northeastern U.S. gas marketing business of TXU Energy Retail Company, L.P., a subsidiary of TXU Energy (the "TXU Energy Acquisition"). The greater Energy Services' Fiscal 2003 total margin reflects the increase in natural gas volumes sold partially offset by slightly lower average unit margins. The increase in total margin was partially offset by higher operating expenses resulting principally from the TXU Energy Acquisition and growth initiatives.

International Propane. FLAGA's revenues increased $7.8 million, notwithstanding a 5% decline in volumes sold, primarily reflecting the currency translation effects of a stronger euro and, to a lesser extent, higher average selling prices. Volumes were lower in Fiscal 2003 principally due to the loss of a high-volume, low unit margin customer and, to a lesser extent, price-induced conservation and continued weak economic activity. The increase in Fiscal 2003 total margin reflects the translation effects of the stronger euro. The decline in FLAGA operating income, notwithstanding the increase in total margin, is substantially the result of the translation effects of the stronger euro on operating and administrative expenses and, to a lesser extent, higher base-currency expenses.

The decline in Fiscal 2003 earnings from our equity investees is principally a result of the July 2002 redemption of our debt investments in AGZ Holdings ("AGZ"), the parent company of Antargaz. Income from our debt investments in AGZ in Fiscal 2002 includes $0.9 million of interest income and a currency transaction gain of $1.6 million resulting from the early redemption of this euro-denominated debt in July 2002. Equity income from AGZ in Fiscal 2003 was comparable with Fiscal 2002, notwithstanding a decline in Antargaz' base-currency results, reflecting the effects of the stronger euro. The decline in International Propane income before income taxes reflects the combined decrease in FLAGA operating income and in our income from equity investees offset by slightly lower interest expense.

Interest Expense and Income Taxes. Interest expense was $109.2 million in Fiscal 2003 compared to $109.1 million in Fiscal 2002 as slightly higher UGI Utilities interest expense was partially offset by slightly lower Partnership interest expense. The Company's effective income tax rate was 37.8% in Fiscal 2003 and Fiscal 2002.

2002 Compared with 2001

Consolidated Results

	2002		2001		Variance—Favorable (Unfavorable)	
	Net Income	Diluted Earnings Per Share	Net Income (Loss)	Diluted Earnings (Loss) Per Share	Net Income (Loss)	Diluted Earnings (Loss) Per Share
(Millions of dollars, except per share)						
AmeriGas Propane	$17.4	$ 0.42	$13.5	$ 0.33	$ 3.9	$ 0.09
Gas Utility	36.4	0.87	41.9	1.02	(5.5)	(0.15)
Electric Operations	6.1	0.14	4.7	0.11	1.4	0.03
Energy Services	6.5	0.15	4.0	0.10	2.5	0.05
International Propane	7.5	0.18	(4.4)	(0.11)	11.9	0.29
Corporate & Other (a)	1.6	0.04	(7.7)	(0.18)	9.3	0.22
Changes in accounting (b)	–	–	4.5	0.11	(4.5)	(0.11)
Total (c)	$75.5	$ 1.80	$56.5	$ 1.38	$19.0	$ 0.42

(a) Net loss in Fiscal 2001 includes after-tax shut-down costs of $5.5 million or $0.13 per share associated with Hearth USA™ (see Note 16 to Consolidated Financial Statements) and a $1.2 million loss or $0.03 per share associated with the write-down of an investment in a business-to-business e-commerce company.

(b) Fiscal 2001 amounts include cumulative effect of accounting changes associated with (1) the Partnership's changes in accounting for tank fee revenue and tank installation costs and (2) the Company's adoption of SFAS 133 (see Note 15 to Consolidated Financial Statements).

(c) Results for Fiscal 2002 reflect the elimination of goodwill amortization resulting from the adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." Pro Forma net income and diluted earnings per share for Fiscal 2001 as if the adoption of SFAS 142 had occurred as of October 1, 2000 is $70.5 million and $1.72, respectively. For a detailed discussion of SFAS 142 and its impact on the Company's results, see Note 1 to Consolidated Financial Statements.

Although significantly warmer than normal weather negatively affected UGI Utilities' and AmeriGas Propane's Fiscal 2002 operating results, our Fiscal 2002 net income and earnings per share increased more than 30%. The increase in net income reflects the elimination of goodwill amortization as a result of the adoption of SFAS 142, a significant increase in income from our International Propane businesses, and the benefit of higher growth-related earnings from our Energy Services business. In addition, results in Fiscal 2001 were negatively impacted by operating losses and shut-down costs associated with Hearth USA™.

The following table presents certain financial and statistical information by reportable segment for Fiscal 2002 and Fiscal 2001:

	2002	2001	Increase (Decrease)	
(Millions of dollars)				
AmeriGas Propane:				
Revenues	$1,307.9	$1,418.4	$(110.5)	(7.8)%
Total margin	$ 654.8	$ 571.4	$ 83.4	14.6%
Partnership EBITDA	$ 209.6	$ 220.3	$ (10.7)	(4.9%)
Operating income	$ 145.0	$ 133.8	$ 11.2	8.4%
Retail gallons sold (millions) (a)	987.5	866.8	120.7	13.9%
Degree days - % colder (warmer) than normal	(10.0)%	2.6%	–	–
Gas Utility:				
Revenues	$ 404.5	$ 500.8	$ (96.3)	(19.2)%
Total margin	$ 162.9	$ 177.9	$ (15.0)	(8.4)%
Operating income	$ 77.1	$ 87.8	$ (10.7)	(12.2)%
Income before income taxes	$ 62.9	$ 71.5	$ (8.6)	(12.0)%
System throughput - bcf	70.5	77.3	(6.8)	(8.8)%
Degree days - % colder (warmer) than normal	(17.4)%	2.0%	–	–
Electric Operations:				
Revenues	$ 86.0	$ 83.9	$ 2.1	2.5%
Total margin (b)	$ 32.8	$ 28.6	$ 4.2	14.7%
Operating income	$ 13.2	$ 10.7	$ 2.5	23.4%
Income before income taxes	$ 10.8	$ 8.0	$ 2.8	35.0%
Distribution sales - gwh	933.6	945.5	(11.9)	(1.3)%
Third-party generation sales - gwh	24.0	–	24.0	N.M.
Energy Services:				
Revenues	$ 332.3	$ 370.7	$ (38.4)	(10.4)%
Total margin	$ 21.4	$ 13.4	$ 8.0	59.7%
Operating income	$ 11.1	$ 7.3	$ 3.8	52.1%
Income before income taxes	$ 11.1	$ 6.9	$ 4.2	60.9%
International Propane:				
Revenues	$ 46.7	$ 50.9	$ (4.2)	(8.3)%
Total margin	$ 24.1	$ 22.5	$ 1.6	7.1%
Operating income	$ 3.9	$ 0.8	$ 3.1	387.5%
Income (loss) from equity investees	$ 8.3	$ (1.5)	$ 9.8	N.M.
Income before income taxes	$ 8.0	$ (5.6)	$ 13.6	N.M.

N.M. – Not meaningful

(a) Retail gallons sold in 2002 and 2001 have been adjusted to include certain bulk gallons previously considered wholesale gallons.

(b) Electric Operations total margin represents total revenues less cost of sales and Electric Utility gross receipts taxes of $4.6 million and $3.4 million in 2002 and 2001, respectively.

AmeriGas Propane. The Partnership's Fiscal 2002 operating results were negatively impacted by significantly warmer than normal heating-season weather. Fiscal 2002 temperatures based upon heating degree day data provided by NOAA were approximately 10.0% warmer than normal and 12.3% warmer than Fiscal 2001. Notwithstanding the impact of the warmer weather on heating-related sales and the effects of a sluggish U.S. economy on commercial sales, retail gallons sold increased 120.7 million gallons principally as a result of the full-year effect of the Partnership's August 21, 2001 acquisition of Columbia Propane and, to a much lesser extent, greater volumes from our PPX® grill cylinder exchange business. The increase in PPX® sales principally reflects the effect on Fiscal 2002 grill cylinder exchanges resulting from the previously mentioned NFPA guidelines requiring grill cylinders be fitted with OPDs and, to a lesser extent, the full-year effects of Fiscal 2001 increases in the number of PPX® distribution outlets.

Retail propane revenues were $1,102.8 million in Fiscal 2002, a decrease of $44.5 million from Fiscal 2001, reflecting a $204.3 million decrease as a result of lower average selling prices partially offset by a $159.8 million increase as a result of the greater retail volumes sold. Wholesale propane revenues were $88.8 million in Fiscal 2002, a decrease of $86.8 million, reflecting a $50.2 million decrease due to lower average selling prices and a $36.6 million decrease as a result of lower wholesale volumes sold. The lower Fiscal 2002 retail and wholesale selling prices resulted from lower Fiscal 2002 propane product costs. Revenues from other sales and services increased $20.8 million primarily due to the full-year impact of the Columbia Propane acquisition. Total cost of sales declined $193.9 million in Fiscal 2002 reflecting lower average propane product costs and the lower wholesale sales partially offset by the higher retail gallons sold.

Total margin increased $83.4 million reflecting the full-year volume impact of the Columbia Propane acquisition and a $25.5 million increase in total margin from PPX® reflecting higher volumes and unit margins. PPX® propane unit margins in Fiscal 2002 were higher than in Fiscal 2001 reflecting increases in sales prices to fund OPD valve replacement capital expenditures on out-of-compliance grill cylinders.

Partnership EBITDA increased $1.8 million (excluding the $12.5 million cumulative effect of the Partnership's changes in accounting for tank fee revenue and tank installation costs and the adoption of SFAS 133 in Fiscal 2001) as the significant increase in total margin was substantially offset by a $78.9 million increase in Partnership operating and administrative expenses and a decrease in other income. EBITDA of PPX® increased approximately $21 million in Fiscal 2002 partially offsetting the effects of the significantly warmer winter weather on our heating-related volumes. The greater operating and administrative expenses in Fiscal 2002 resulted primarily from the full-year impact of the Columbia Propane acquisition and higher volume-driven PPX® expenses. During Fiscal 2002, the Partnership completed its planned blending of 90 Columbia Propane distribution locations with existing AmeriGas Propane locations. As a result of these district consolidations and other cost reduction activities, management believes that by September 30, 2002 it achieved its anticipated $24 million reduction in annualized operating cost savings subsequent to the acquisition of Columbia Propane. Operating income increased $11.2 million principally due to the cessation of goodwill amortization in Fiscal 2002 as a result of the adoption of SFAS 142 partially offset by higher depreciation and intangible asset amortization associated with Columbia Propane and higher PPX® depreciation. Fiscal 2001 operating income includes $23.8 million of goodwill amortization.

Gas Utility. Weather in Gas Utility's service territory during Fiscal 2002 based upon heating degree days was 17.4% warmer than normal compared to weather that was 2.0% colder than normal in Fiscal 2001. As a result of the significantly warmer weather and the effects of a weak economy on commercial and industrial natural gas usage, distribution system throughput declined 8.8%.

The $96.3 million decrease in Fiscal 2002 Gas Utility revenue reflects the impact of lower PGC rates, resulting from the pass through of lower natural gas costs to retail core-market customers, and the lower distribution system throughput. Gas Utility cost of gas was $241.7 million in Fiscal 2002 compared to $322.9 million in Fiscal 2001 reflecting lower natural gas costs and the decline in retail core-market throughput in Fiscal 2002.

The decline in Gas Utility margin principally reflects a $6.0 million decline in retail core-market margin due to the lower sales; a $6.6 million decline in interruptible margin due principally to the flowback of certain interruptible customer margin to retail core-market customers beginning December 1, 2001 pursuant to the Gas Restructuring Order; and lower firm delivery service total margin due to lower delivery service volumes. Interruptible customers are those who have the ability to switch to alternate fuels.

Gas Utility operating income declined $10.7 million in Fiscal 2002 reflecting the previously mentioned decline in total margin and a decrease in pension income partially offset by lower operating expenses. Operating expenses declined $4.1 million primarily as a result of lower charges for uncollectible accounts and lower distribution system expenses. Depreciation expense declined $1.2 million due to a change effective April 1, 2002 in the estimated useful lives of Gas Utility's natural gas distribution assets resulting from an asset life study required by the PUC. The decline in Gas Utility income before income taxes reflects the decrease in operating income offset by lower interest expense resulting from lower levels of UGI Utilities bank loans outstanding and lower short-term interest rates.

Electric Operations. The decline in Electric Utility kilowatt-hour sales in Fiscal 2002 reflects the effects on heating-related sales of significantly warmer winter weather partially offset by the beneficial effect on air conditioning sales of warmer summer weather. Notwithstanding the decrease in total kilowatt-hour sales, revenues increased $2.1 million principally due to an increase in state tax surcharge revenue and greater third-party sales of electricity produced by UGID's electric generation facilities. Electric Operations cost of sales was $48.6 million in Fiscal 2002 compared to $51.9 million in Fiscal 2001 principally reflecting the impact of the lower sales and lower purchased power unit costs partially offset by the full-period increase in cost of sales resulting from the December 2000 transfer of our Hunlock Creek electricity generation assets to our electricity generation joint venture, Energy Ventures. Subsequent to the formation of Energy Ventures, our electricity generating business purchases its share of the power produced by Energy Ventures rather than producing this electricity itself. As a result, the purchased cost of this power is reflected in cost of sales whereas prior to the formation of Energy Ventures electricity generation costs were reflected in operating and administrative expenses.

Electric Operations total margin increased $4.2 million in Fiscal 2002 as a result of lower purchased power unit costs partially offset by the warmer winter weather-driven decline in sales. Operating income increased $2.5 million reflecting the greater total margin and lower operating and administrative costs subsequent to the formation of Energy Ventures partially offset by a decline in other income. The increase in Electric Operations income before income taxes reflects the increase in operating income and lower interest expense.

Energy Services. Revenues from Energy Services declined $38.4 million, notwithstanding a 27% increase in natural gas volumes sold, reflecting significantly lower natural gas prices. Total margin increased principally as a result of the acquisition of the energy marketing businesses of PG Energy in July 2001, income from providing winter storage services and higher average unit margins. The increase in total margin was partially offset by higher operating expenses subsequent to the PG Energy acquisition. The increase in Energy Services income before income taxes reflects the increase in operating income and the absence of interest expense on debt under its financing agreement with UGI that was repaid in Fiscal 2002.

International Propane. FLAGA's revenues in Fiscal 2002 were lower than in the prior year as a result of lower average selling prices reflecting lower average propane product costs. Weather based upon heating degree days was approximately 10% warmer than normal in Fiscal 2002 compared to weather that was 12% warmer than normal in Fiscal 2001. The increase in FLAGA's total margin reflects higher average unit margins principally as a result of declining propane product costs. FLAGA's operating results also benefited from lower operating expenses, principally reduced payroll costs, and a $1.2 million decrease in goodwill amortization resulting from the adoption of SFAS 142.

The significant increase in income from our international propane joint ventures in Fiscal 2002 principally reflects the full-year benefits from our debt and equity investments in AGZ Holdings acquired on March 27, 2001. Operating results of Antargaz in Fiscal 2002 benefited from higher than normal unit margins, principally as a result of lower propane product costs, and the elimination of goodwill amortization effective April 1, 2002. In addition, income from our debt investments in AGZ in Fiscal 2002 includes $0.9 million of interest income and a currency transaction gain of $1.6 million resulting from AGZ's early redemption of this euro-denominated debt in July 2002. Loss from International Propane joint ventures in Fiscal 2001 includes a loss of $1.1 million from the write-off of our propane joint-venture investment located in Romania. The increase in International Propane income before income taxes reflects the combined increase in FLAGA operating income and in our income from equity investees and lower interest expense resulting from lower short-term interest rates.

Interest Expense and Income Taxes. The increase in interest expense principally reflects higher Partnership long-term debt outstanding resulting from the Columbia Propane acquisition partially offset by lower levels of UGI Utilities and Partnership bank loans outstanding and lower short-term interest rates. The lower effective income tax rate in Fiscal 2002 principally reflects the elimination of nondeductible goodwill amortization resulting from the adoption of SFAS 142 and greater equity income from Antargaz.

Financial Condition and Liquidity

Capitalization and Liquidity

Total cash, cash equivalents and short-term investments were $192.1 million at September 30, 2003 compared with $194.3 million at September 30, 2002. These amounts include $116.3 million and $114.0 million, respectively, of cash, cash equivalents and short-term investments held by UGI.

The primary sources of UGI's cash and short-term investments are the cash dividends it receives from its principal operating subsidiaries AmeriGas, Inc., UGI Utilities and, to a lesser extent, Enterprises. AmeriGas, Inc.'s ability to pay dividends to UGI is largely dependent upon distributions it receives from AmeriGas Partners. At September 30, 2003, our approximate 48% effective ownership interest in the Partnership consisted of 24.5 million Common Units and a 2% general partner interest. Approximately 45 days after the end of each fiscal quarter, the Partnership distributes all of its Available Cash (as defined in the Second Amended and Restated Agreement of Limited Partnership of AmeriGas Partners, the "Partnership Agreement") relating to such fiscal quarter. Since its formation in 1995, the Partnership has paid the Minimum Quarterly Distribution of $0.55 ("MQD") on all limited partner units outstanding. The amount of Available Cash needed annually to pay the MQD on all units and the general partner interests in Fiscal 2003, 2002 and 2001 was approximately $112 million, $109 million and $99 million, respectively. Based upon the number of Partnership units outstanding on September 30, 2003, the amount of Available Cash needed annually to pay the MQD on all units and the general partner interests is approximately $117 million. The ability of the Partnership to pay the MQD on all units depends upon a number of factors. These factors include (1) the level of Partnership earnings; (2) the cash needs of the Partnership's operations (including cash needed for maintaining and increasing operating capacity); (3) changes in operating working capital; and (4) the ability of the Partnership to borrow under its Credit Agreement, to refinance maturing debt and to increase its long-term debt. Some of these factors are affected by conditions beyond our control including weather, competition in markets we serve, the cost of propane and changes in capital market conditions.

During Fiscal 2003, 2002 and 2001, AmeriGas, Inc., UGI Utilities and Enterprises paid cash dividends to UGI as follows:

Year Ended September 30,	2003	2002	2001
(Millions of dollars)			
AmeriGas, Inc.	$44.7	$ 49.4	$41.0
UGI Utilities	33.9	37.9	35.3
Enterprises	7.1	23.6(a)	–
Total dividends to UGI	$85.7	$110.9	$76.3

(a) Includes $17.0 of the proceeds related to the redemption of AGZ Bonds.

Dividends received by UGI are available to pay dividends on UGI Common Stock and for investment purposes.

On January 28, 2003, UGI's Board of Directors approved a 3-for-2 split of UGI's Common Stock. On April 1, 2003, UGI issued one additional common share for every two common shares outstanding to shareholders of record on February 28,

2003. Also on January 28, 2003, UGI's Board of Directors approved an increase in the quarterly dividend rate on UGI Common Stock to $0.285 per post-split share, or $1.14 per post-split share on an annual basis, commencing April 1, 2003.

AmeriGas Partners. The Partnership's debt outstanding at September 30, 2003 totaled $927.3 million. There were no amounts outstanding under AmeriGas OLP's Credit Agreement at September 30, 2003.

AmeriGas OLP's Credit Agreement expires on October 15, 2006 and consists of (1) a $100 million Revolving Credit Facility and (2) a $75 million Acquisition Facility. The Revolving Credit Facility may be used for working capital and general purposes of AmeriGas OLP. The Acquisition Facility provides AmeriGas OLP with the ability to borrow up to $75 million to finance the purchase of propane businesses or propane business assets or, to the extent it is not so used, may be used for working capital and general purposes. Issued and outstanding letters of credit under the Revolving Credit Facility, which reduce the amount available for borrowings, totaled $33.4 million at September 30, 2003. AmeriGas OLP's short-term borrowing needs are seasonal and are typically greatest during the fall and winter heating-season months due to the need to fund higher levels of working capital.

AmeriGas OLP also has a credit agreement with the General Partner to borrow up to $20 million on an unsecured, subordinated basis, for working capital and general purposes. UGI has agreed to contribute up to $20 million to the General Partner to fund such borrowings.

AmeriGas Partners periodically issues debt and equity securities and expects to continue to do so. It has effective debt and equity shelf registration statements with the U.S. Securities and Exchange Commission ("SEC") under which it may issue up to an additional (1) $28 million principal amount of 8.875% Senior Notes due 2011, (2) 1.4 million AmeriGas Partners Common Units and (3) up to $500 million of debt or equity pursuant to an unallocated shelf registration statement.

AmeriGas OLP must maintain certain financial ratios in order to borrow under its Credit Agreement including a minimum interest coverage ratio and a maximum debt to EBITDA ratio, as defined. AmeriGas OLP's ratios calculated as of September 30, 2003 permit it to borrow up to the maximum amount available. For a more detailed discussion of the Partnership's credit facilities, see Note 4 to Consolidated Financial Statements. Based upon existing cash balances, cash expected to be generated from operations, borrowings available under its Credit Agreement, and the expected refinancing of its maturing long-term debt, the Partnership's management believes that the Partnership will be able to meet its anticipated contractual commitments and projected cash needs during Fiscal 2004.

UGI Utilities. UGI Utilities' total debt outstanding was $258.0 million at September 30, 2003. Included in this amount is $40.7 million under revolving credit agreements.

UGI Utilities has revolving credit commitments under which it may borrow up to a total of $107 million. These agreements are currently scheduled to expire in June 2005 and 2006. The revolving credit agreements have restrictions on such items as total debt, debt service and payments for investments. At September 30, 2003, UGI Utilities was in compliance with these covenants. UGI Utilities has a shelf registration statement with the SEC under which it may issue up to an additional $40 million of Medium-Term Notes or other debt securities. Based upon cash expected to be generated from Gas Utility and Electric Utility operations and borrowings available under revolving credit agreements, management believes that UGI Utilities will be able to meet its anticipated contractual and projected cash commitments during Fiscal 2004. For a more detailed discussion of UGI Utilities' long-term debt and revolving credit facilities, see Note 4 to Consolidated Financial Statements.

Energy Services. Energy Services has a $100 million receivables purchase facility ("Receivables Facility") with an issuer of receivables-backed commercial paper expiring on August 26, 2006, although the Receivables Facility may terminate prior to such date due to the termination of the commitments of the Receivables Facility back-up purchasers. Under the Receivables Facility, Energy Services transfers, on an ongoing basis and without recourse, its trade accounts receivable to its wholly owned, special purpose subsidiary, Energy Services Funding Corporation ("ESFC"), which is consolidated for financial statement purposes. ESFC, in turn, has sold, and subject to certain conditions, may from time to time sell, an undivided interest in the receivables to a commercial paper conduit of a major bank. The maximum level of funding available at any one time from this facility is $100 million. The proceeds of these sales are less than the face amount of the accounts receivable sold by an amount that approximates the purchaser's financing cost of issuing its own receivables-backed commercial paper. ESFC was created and has been structured to isolate its assets from creditors of Energy Services and its affiliates, including UGI. This two-step transaction is accounted for as a sale of receivables following the provisions of SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Energy Services continues to service, administer and collect trade receivables on behalf of the commercial paper issuer and ESFC. At September 30, 2003, the outstanding balance of ESFC receivables was $38.5 million which amount is net of $17 million in trade receivables sold to the commercial paper conduit. Based upon cash expected to be generated from operations and borrowings available under its Receivables Facility, management believes that Energy Services will be able to meet its anticipated contractual and projected cash commitments during Fiscal 2004.

In addition, a major bank has committed to issue up to $50 million of standby letters of credit, secured by cash or marketable securities ("LC Facility"). Energy Services expects to fund the collateral requirements with borrowings under its Receivables Facility. The LC Facility expires on September 13, 2004.

FLAGA. FLAGA has a 15 million euro working capital loan commitment from a European bank expiring in November 2004. Borrowings under the working capital facility totaled 13.6 million euro ($15.9 million U.S. dollar equivalent) at September 30, 2003. Debt issued under this agreement, as well as $73.1 million of acquisition and special purpose debt of FLAGA, are subject to guarantees of UGI. For a more detailed discussion of FLAGA's debt, see Note 4 to Consolidated Financial Statements.

FLAGA's management expects to repay long-term debt maturing in Fiscal 2004 of $5.7 million principally through cash generated from operations and capital contributions from UGI.

Cash Flows

Operating Activities. Due to the seasonal nature of the Company's businesses, cash flows from operating activities are generally strongest during the second and third fiscal quarters when customers pay for natural gas, propane and electricity consumed during the heating season months. Conversely, operating cash flows are generally at their lowest levels during the first and fourth fiscal quarters when the Company's investment in working capital, principally inventories and accounts receivable, is generally greatest. The Company's major business units use revolving credit facilities, or in the case of Energy Services its Receivables Facility, to satisfy their seasonal operating cash flow needs. Cash flow from operating activities was $249.1 million in Fiscal 2003, $247.5 million in Fiscal 2002, and $203.5 million in Fiscal 2001. Cash flow from operating activities before changes in operating working capital was $256.3 million in Fiscal 2003, $233.7 million in Fiscal 2002, and $179.8 million in Fiscal 2001. Changes in operating working capital used $7.2 million of cash in Fiscal 2003, and provided $13.8 million and $23.7 million of cash in Fiscal 2002 and Fiscal 2001, respectively. Cash needed to fund Fiscal 2003 increases in accounts receivable and inventories resulting from higher natural gas and propane commodity prices was substantially offset by cash provided from changes in accounts payable, Gas Utility fuel cost overcollections, and accrued income taxes.

Investing Activities. Cash flow used in investing activities was $226.1 million in Fiscal 2003, $66.4 million in Fiscal 2002, and $313.3 million in Fiscal 2001. Investing activity cash flow is principally affected by capital expenditures and investments in property, plant and equipment, cash paid for acquisitions of businesses, investments in and distributions from our equity investees, and proceeds from sales of assets. During Fiscal 2003, we spent $100.9 million for property, plant and equipment, an increase of $6.2 million from Fiscal 2002, principally reflecting higher Gas Utility and FLAGA capital expenditures. Cash paid for business acquisitions in Fiscal 2003 principally reflects Partnership business acquisitions and Energy Services' TXU Energy Acquisition. Additionally, during Fiscal 2003 the Company purchased an additional 4.9% interest in Conemaugh for $51.3 million and received a cash dividend from AGZ of $5.6 million. Also during Fiscal 2003, UGI invested $50 million of its cash and cash equivalents in short-term investments.

Financing Activities. Cash flow used by financing activities was $75.3 million in Fiscal 2003 and $74.3 million in Fiscal 2002 compared to cash flow provided by financing activities of $103.7 million in Fiscal 2001. Financing activity cash flow changes are primarily due to issuances and repayments of long-term debt, net borrowings under revolving credit facilities, dividends and distributions on UGI Common Stock and AmeriGas Partners Common Units, and proceeds from public offerings of AmeriGas Partners Common Units and issuances of UGI Common Stock.

In June 2003, AmeriGas Partners sold 2.9 million Common Units in an underwritten public offering at a public offering price of $27.12 per unit. The net proceeds of the public offering totaling $75.0 million, and associated capital contributions from the General Partner totaling $1.5 million, were contributed to AmeriGas OLP and used to reduce indebtedness under its bank credit agreement and for general partnership purposes. The underwriters' overallotment option expired unexercised. Concurrent with this sale of Common Units, the Company recorded a gain in the amount of $22.6 million, which is reflected as an increase in common stockholders' equity, in accordance with the guidance in SEC Staff Accounting Bulletin, No. 51, "Accounting for Sales of Common Stock by a Subsidiary" ("SAB 51"). The gain had no effect on the Company's net income or cash flow.

The Partnership also completed a number of debt transactions during Fiscal 2003. In December 2002, AmeriGas Partners issued $88 million face amount of 8.875% Senior Notes due 2011 at an effective interest rate of 8.30%. The net proceeds of $89.1 million were used in January 2003 to redeem prior to maturity AmeriGas Partners' $85 million face amount of 10.125% Senior Notes due April 2007 at a redemption price of 102.25%, plus accrued interest. The Company recognized a pre-tax loss, net of minority interests, of $1.5 million relating to the redemption premium and other associated costs and expenses. In April 2003, AmeriGas OLP repaid $53.8 million of maturing First Mortgage Notes. In conjunction with this repayment, in April 2003 AmeriGas Partners issued $32 million face amount of 8.875% Senior Notes due 2011 at an effective interest rate of 7.72% and contributed the net proceeds of $33.7 million, including debt premium, to AmeriGas OLP.

In August 2003, UGI Utilities issued $25 million of ten-year notes at an interest rate of 5.37% and $20 million of 30-year notes at an interest rate of 6.50% under its Medium-Term Note program. The net proceeds along with existing cash balances were used to repay $50 million of 6.50% Senior Notes that matured in August 2003.

During Fiscal 2003 we paid cash dividends on UGI Common Stock of $47.7 million and the Partnership paid the MQD on all limited partner units. The increase in cash flow from the issuance of UGI Common Stock in Fiscal 2003 is principally the result of greater employee stock option exercise activity.

Conversion of AmeriGas Partners Subordinated Units

In December 2002, the General Partner determined that the cash-based performance and distribution requirements for the conversion of the then-remaining 9,891,072 Subordinated Units of AmeriGas Partners, all of which were held by the General Partner, had been met in respect of the quarter ended September 30, 2002. As a result, in accordance with the Second Amended and Restated Agreement of Limited Partnership of AmeriGas Partners, L.P., the Subordinated Units were converted to an equivalent number of Common Units effective November 18, 2002. Concurrent with the Subordinated Unit conversion, the Company recorded a $157.0 million increase in common stockholders' equity, and a corresponding decrease in minority interests in AmeriGas Partners, associated with gains from sales of Common Units by AmeriGas Partners in conjunction with, and subsequent to, the Partnership's April 19, 1995 initial public offering. These gains were determined in accordance with the guidance in SAB 51. The gains resulted because the public offering prices of the AmeriGas Partners Common Units exceeded the associated carrying amount of our investment in the Partnership on the dates of their sale. Due to the preference nature of the Common Units, the Company was precluded from recording these gains until the Subordinated Units converted to Common Units. No deferred income taxes were recorded on these gains due to the Company's intent to hold its investment in the Partnership indefinitely. The changes to the Company's balance sheet resulting from the Subordinated Unit conversion had no effect on the Company's net income or cash flow and did not result in an increase in the number of AmeriGas Partners limited partner units outstanding.

UGI Utilities Pension Plan

UGI Utilities sponsors a defined benefit pension plan ("Pension Plan") for employees of UGI Utilities, UGI, and certain of UGI's other subsidiaries. During Fiscal 2002 and 2001, the market value of plan assets was negatively affected by declines in the equity markets. Equity market performance improved in Fiscal 2003 and, as a result, the fair value of Pension Plan assets increased to $183.9 million at September 30, 2003 compared to $166.1 million at September 30, 2002. At September 30, 2003 and 2002, the Pension Plan's assets exceeded its accumulated benefit obligations by $7.3 million and $7.2 million, respectively. The Company is in full compliance with regulations governing defined benefit pension plans, including ERISA rules and regulations, and does not anticipate it will be required to make a contribution to the Pension Plan in Fiscal 2004. Pre-tax pension income reflected in Fiscal 2003, 2002 and 2001 results was $1.1 million, $4.0 million and $5.9 million, respectively. The decrease in pension income during this period reflects the significant declines in the market value of Pension Plan assets and decreases in the discount rate assumption. Pension expense in Fiscal 2004 is expected to be approximately $1.2 million compared to pension income of $1.1 million in Fiscal 2003 due to decreases in the discount rate and expected return on Pension Plan assets assumptions.

Capital Expenditures

In the following table, we present capital expenditures (which include expenditures for capital leases but exclude acquisitions) by business segment for Fiscal 2003, 2002 and 2001. We also provide amounts we expect to spend in Fiscal 2004. We expect to finance Fiscal 2004 capital expenditures principally from cash generated by operations and borrowings under our credit facilities.

Year Ended September 30,	2004	2003	2002	2001
(Millions of dollars)	(estimate)			
AmeriGas Propane	$ 58.1	$ 53.4	$53.5	$39.2
Gas Utility	38.0	37.2	31.0	31.8
Electric Operations	4.9	4.1	4.9	5.0
Energy Services	1.3	1.0	0.9	0.2
International Propane	4.2	4.5	3.9	2.7
Other	1.0	1.2	0.5	0.4
Total	$107.5	$101.4	$94.7	$79.3

Contractual Cash Obligations and Commitments

The Company has certain contractual cash obligations that extend beyond Fiscal 2003 including scheduled repayments of long-term debt and UGI Utilities preferred shares subject to mandatory redemption, operating lease payments and unconditional purchase obligations for pipeline capacity, pipeline transportation and natural gas storage services, and commitments to purchase natural gas, propane and electricity. The following table presents significant contractual cash obligations under agreements existing as of September 30, 2003 (in millions).

	Payments Due by Period				
	Total	Less than 1 year	2 - 3 years	4 - 5 years	After 5 years
Long-term debt	$1,207.2	$ 61.9	$307.9	$132.8	$704.6
UGI Utilities preferred shares subject to mandatory redemption	20.0	–	2.0	2.0	16.0
Operating leases	189.3	40.1	63.0	43.3	42.9
AmeriGas Propane supply contracts	16.7	16.7	–	–	–
Energy Services supply contracts	510.4	435.3	73.7	1.4	–
Gas Utility and Electric Utility supply, storage and service contracts	406.9	157.1	136.0	39.8	74.0
Total	$2,350.5	$711.1	$582.6	$219.3	$837.5

Related Party Transactions

During Fiscal 2003, 2002 and 2001, the Company did not enter into any related party transactions that had a material effect on its financial condition or results of operations.

Off-Balance Sheet Arrangements

We lease various buildings and other facilities and transportation, computer and office equipment. We account for these arrangements as operating leases. These off-balance sheet arrangements enable us to lease facilities and equipment from third parties rather than, among other options, purchasing the equipment and facilities using on-balance sheet financing. For a summary of scheduled future payments under these lease arrangements, see "Contractual Cash Obligations and Commitments."

Utility Regulatory Matters

As a result of Pennsylvania's Natural Gas Choice and Competition Act ("Gas Competition Act") signed into law on June 22, 1999, all natural gas consumers in Pennsylvania have the ability to purchase their gas supplies from the supplier of their choice. Under the Gas Competition Act, local gas distribution companies ("LDCs") like Gas Utility may continue to sell gas to customers, and such sales of gas, as well as distribution services provided by LDCs, continue to be subject to rate regulation by the PUC. LDCs serve as the supplier of last resort for all residential and small commercial and industrial customers. As of

September 30, 2003, less than five percent of Gas Utility's retail customers purchase their gas from alternative suppliers.

On June 29, 2000, the PUC issued its order ("Gas Restructuring Order") approving Gas Utility's restructuring plan filed by Gas Utility pursuant to the Gas Competition Act. Among other things, the implementation of the Gas Restructuring Order resulted in an increase in Gas Utility's retail core-market base rates effective October 1, 2000. This base rate increase was designed to generate approximately $16.7 million in additional net annual revenues. In accordance with the Gas Restructuring Order, Gas Utility reduced its retail core-market PGC rates by an annualized amount of $16.7 million in the first 14 months following the October 1, 2000 base rate increase.

Effective December 1, 2001, Gas Utility was required to reduce its retail core-market PGC rates by amounts equal to the margin it receives from interruptible customers using pipeline capacity contracted by Gas Utility for retail core-market customers. As a result, Gas Utility operating results are more sensitive to the effects of heating-season weather and less sensitive to the market prices of alternative fuels.

The PUC approved a settlement establishing rules for Electric Utility Provider of Last Resort ("POLR") service on March 28, 2002, and a separate settlement that modified these rules on June 13, 2002 (collectively, the "POLR Settlement"). Under the terms of the POLR Settlement, Electric Utility terminated stranded cost recovery from commercial and industrial ("C&I") customers on July 31, 2002, and from residential customers on October 31, 2002, and is no longer subject to the statutory generation rate caps as of August 1, 2002 for C&I customers and as of November 1, 2002 for residential customers. Stranded costs are electric generation-related costs that traditionally would be recoverable in a regulated environment but may not be recoverable in a competitive electric generation market. Charges for generation service (1) were initially set at a level equal to the rates paid by Electric Utility customers for POLR service under the statutory rate caps; (2) may be raised at certain designated times by up to 5% of the total rate for distribution, transmission and generation through December 2004; and (3) may be set at market rates thereafter. Electric Utility may also offer multiple-year POLR contracts to its customers. The POLR Settlement provides for annual shopping periods during which customers may elect to remain on POLR service or choose an alternate supplier. Customers who do not select an alternate supplier will be obligated to remain on POLR service until the next shopping period. Residential customers who return to POLR service at a time other than during the annual shopping period must remain on POLR service until the date of the second open shopping period after returning. C&I customers who return to POLR service at a time other than during the annual shopping period must remain on POLR service until the next open shopping period, and may, in certain circumstances, be subject to generation rate surcharges. Consistent with the terms of the POLR Settlement, Electric Utility's POLR rates for commercial and industrial customers will increase beginning January 2004, and for residential customers beginning June 2004. Also, Electric Utility has offered and entered into multiple-year POLR contracts with certain of its customers. Additionally, pursuant to the requirements of the Electricity Choice Act, the PUC is currently developing post-rate cap POLR regulations that are expected to further define post-rate cap POLR service obligations and pricing. As of September 30, 2003, less than 1% of Electric Utility's customers have chosen an alternative electricity generation supplier.

We account for the operations of Gas Utility and Electric Utility in accordance with Statement of Financial Accounting Standards ("SFAS") No. 71, "Accounting for the Effects of Certain Types of Regulation" ("SFAS 71"). SFAS 71 allows us to defer expenses and revenues on the balance sheet as regulatory assets and liabilities when it is probable that those expenses and income will be allowed in the ratemaking process in a period different from the period in which they would have been reflected in the income statement of an unregulated company. These deferred assets and liabilities are then flowed through the income statement in the period in which the same amounts are included in rates and recovered from or refunded to customers. As required by SFAS 71, we monitor our regulatory and competitive environments to determine whether the recovery of our regulatory assets continues to be probable. If we were to determine that recovery of these regulatory assets is no longer probable, such assets would be written off against earnings.

Manufactured Gas Plants

From the late 1800s through the mid-1900s, UGI Utilities and its former subsidiaries owned and operated a number of manufactured gas plants ("MGPs") prior to the general availability of natural gas. Some constituents of coal tars and other residues of the manufactured gas process are today considered hazardous substances under the Superfund Law and may be present on the sites of former MGPs. Between 1882 and 1953, UGI Utilities owned the stock of subsidiary gas companies in Pennsylvania and elsewhere and also operated the businesses of some gas companies under agreement. Pursuant to the requirements of the Public Utility Holding Company Act of 1935, UGI Utilities divested all of its utility operations other than those which now constitute Gas Utility and Electric Utility.

UGI Utilities does not expect its costs for investigation and remediation of hazardous substances at Pennsylvania MGP sites to be material to its results of operations because Gas Utility is currently permitted to include in rates, through future base rate proceedings, prudently incurred remediation costs associated with such sites. UGI Utilities has been notified of several sites outside Pennsylvania on which (1) MGPs were formerly operated by it or owned or operated by its former subsidiaries and (2) either environmental agencies or private parties are investigating the extent of environmental contamination or performing environmental remediation. UGI Utilities is currently litigating three claims against it relating to out-of-state sites.

Management believes that under applicable law UGI Utilities should not be liable in those instances in which a former subsidiary owned or operated an MGP. There could be, however, significant future costs of an uncertain amount associated with environmental damage caused by MGPs outside Pennsylvania that UGI Utilities directly operated, or that were owned or operated by former subsidiaries of UGI Utilities, if a court were to conclude that (i) the subsidiary's separate corporate form should be disregarded or (ii) UGI Utilities should be considered to have been an operator because of its conduct with respect to its subsidiary's MGP.

With respect to a manufactured gas plant site in Manchester, New Hampshire, EnergyNorth Natural Gas, Inc. ("EnergyNorth") filed suit against UGI Utilities seeking contribution from UGI Utilities for response and remediation costs associated with the contamination on the site of a former MGP allegedly operated by former subsidiaries of UGI Utilities. UGI Utilities and EnergyNorth agreed to a settlement of this matter in June 2003. UGI Utilities recorded its estimated liability for contingent payments to EnergyNorth under the terms of the settlement agreement which did not have a material effect on Fiscal 2003 net income.

In April 2003, Citizens Communications Company ("Citizens") served a complaint naming UGI Utilities as a third party defendant in a civil action pending in United States District Court for the District of Maine. In that action, the plaintiff, City of Bangor, Maine ("City") sued Citizens to recover environmental response costs associated with MGP wastes generated at a plant allegedly operated by Citizens' predecessors at a site on the Penobscot River. Citizens subsequently joined UGI Utilities and ten other third party defendants alleging that the third party defendants are responsible for an equitable share of costs Citizens may be required to pay to the City for cleaning up tar deposits in the Penobscot River. The City believes that it could cost as much as $50 million to clean up the river. UGI Utilities believes that it has good defenses to the claim.

By letter dated July 29, 2003, Atlanta Gas Light Company ("AGL") served UGI Utilities with a complaint filed in the United States District Court for the Middle District of Florida in which AGL alleges that UGI Utilities is responsible for 20% of approximately $8.0 million incurred by AGL in the investigation and remediation of a former MGP site in St. Augustine, Florida. UGI Utilities formerly owned stock of the St. Augustine Gas Company, the owner and operator of the MGP. UGI Utilities believes that it has good defenses to the claim and is defending the suit.

On September 20, 2001, Consolidated Edison Company of New York ("ConEd") filed suit against UGI Utilities in the United States District Court for the Southern District of New York, seeking contribution from UGI Utilities for an allocated share of response costs associated with investigating and assessing gas plant related contamination at former MGP sites in Westchester County, New York. The complaint alleges that UGI Utilities "owned and operated" the MGPs prior to 1904. The complaint also seeks a declaration that UGI Utilities is responsible for an allocated percentage of future investigative and remedial costs at the sites. ConEd believes that the cost of remediation for all of the sites could exceed $70 million. UGI Utilities believes that it has good defenses to the claim and is defending the suit. In November 2003, the court granted UGI Utilities' motion for summary judgement in part, dismissing all claims premised on a disregard of the separate corporate form of UGI Utilities' former subsidiaries and dismissing claims premised on UGI Utilities' operation of three of the MGPs under operating leases with ConEd's predecessors. The court reserved decision on the remaining theory of liability, that UGI Utilities was a direct operator of the remaining MGPs.

Market Risk Disclosures

Our primary market risk exposures include (1) market prices for propane, natural gas and electricity; (2) changes in interest rates; and (3) foreign currency exchange rates.

The risk associated with fluctuations in the prices the Partnership and our International Propane operations pay for propane is principally a result of market forces reflecting changes in supply and demand for propane and other energy commodities. The Partnership's profitability is sensitive to changes in propane supply costs, and the Partnership generally attempts to pass on increases in such costs to customers. The Partnership may not, however, always be able to pass through product cost increases fully, particularly when product costs rise rapidly. In order to reduce the volatility of the Partnership's propane market price risk, it uses contracts for the forward purchase or sale of propane, propane fixed-price supply agreements, and over-the-counter derivative commodity instruments including price swap and option contracts. International Propane's profitability is also sensitive to changes in propane supply costs. FLAGA uses derivative commodity instruments to reduce market risk associated with a portion of its propane purchases. Over-the-counter derivative commodity instruments utilized by the Partnership and FLAGA to hedge forecasted purchases of propane are generally settled at expiration of the contract. In order to minimize credit risk associated with its derivative commodity contracts, the Partnership monitors established credit limits with the contract counterparties. Although we use derivative financial and commodity instruments to reduce market price risk associated with forecasted transactions, we do not use derivative financial and commodity instruments for speculative or trading purposes.

Gas Utility's tariffs contain clauses that permit recovery of substantially all of the prudently incurred costs of natural gas it sells to its customers. The recovery clauses provide for a periodic adjustment for the difference between the total amounts actually collected from customers through PGC rates and the recoverable costs incurred. Because of this ratemaking mechanism, there is limited commodity price risk associated with our Gas Utility operations. Gas Utility uses exchange-traded natural gas call option contracts to reduce volatility in the cost of gas it purchases for its retail core-market customers. The cost of these call option contracts, net of associated gains, is included in Gas Utility's PGC recovery mechanism.

Prior to September 2002, Electric Utility purchased its electric power needs from UGID and under third-party power supply arrangements of various lengths and on the spot market. Beginning September 2002, Electric Utility began purchasing its power needs exclusively from third-party electricity suppliers under fixed-price energy and capacity contracts and, to a much lesser extent, on the spot market, and UGID began selling electric power produced from its interests in electricity generating facilities to third parties on the spot market. Prices for electricity can be volatile especially during periods of high demand or tight supply. Although the generation component of Electric Utility's rates is subject to various rate cap provisions as a result of the POLR Settlement, Electric Utility's fixed-price contracts with electricity suppliers mitigate most risks associated with offering customers a fixed price during the contract periods. However, should any of the suppliers under these contracts fail to provide electric power under the terms of the power and capacity contracts, increases, if any, in the cost of replacement power or capacity would negatively impact Electric Utility results. In order to reduce this non-performance risk, Electric Utility has diversified its purchases across several suppliers and entered into bilateral collateral arrangements with certain of them.

UGID has entered into fixed-price sales agreements for a portion of the electricity expected to be generated by its interests in electricity generating assets. In the unlikely event that these generation assets would not be able to produce all of the electricity needed to supply electricity under these agreements, UGID would be required to purchase such electricity on the spot market or under contract with other electricity suppliers. Accordingly, increases in the cost of replacement power could negatively impact the Company's results.

In order to manage market price risk relating to substantially all of Energy Services' forecasted fixed-price sales of natural gas, Energy Services purchases exchange-traded natural gas futures contracts or enters into fixed-price supply arrangements. Exchange-traded natural gas futures contracts are guaranteed by the New York Mercantile Exchange ("NYMEX") and have nominal credit risk. The change in market value of these contracts generally requires daily cash deposits in margin accounts with brokers. Although Energy Services' fixed-price supply arrangements mitigate most risks associated with its fixed-price sales contracts, should any of the natural gas suppliers under these arrangements fail to perform, increases, if any, in the cost of replacement natural gas would adversely impact Energy Services' results. In order to reduce this risk of supplier nonperformance, Energy Services has diversified its purchases across a number of suppliers.

We have both fixed-rate and variable-rate debt. Changes in interest rates impact the cash flows of variable-rate debt but generally do not impact its fair value. Conversely, changes in interest rates impact the fair value of fixed-rate debt but do not impact their cash flows.

Our variable-rate debt includes borrowings under AmeriGas OLP's Credit Agreement, borrowings under UGI Utilities' revolving credit agreements, and a substantial portion of FLAGA's debt. These debt agreements have interest rates that are generally indexed to short-term market interest rates. At September 30, 2003 and 2002, combined borrowings outstanding under these agreements totaled $119.7 million and $131.0 million, respectively. Based upon weighted-average borrowings outstanding under these agreements during Fiscal 2003 and Fiscal 2002, an increase in short-term interest rates of 100 basis points (1%) would have increased our interest expense by $1.8 million and $1.4 million, respectively.

The remainder of our debt outstanding is subject to fixed rates of interest. A 100 basis point increase in market interest rates would result in decreases in the fair value of this fixed-rate debt of $57.1 million and $52.5 million at September 30, 2003 and 2002, respectively. A 100 basis point decrease in market interest rates would result in increases in the fair value of this fixed-rate debt of $61.7 million and $56.4 million at September 30, 2003 and 2002, respectively.

Our long-term debt is typically issued at fixed rates of interest based upon market rates for debt having similar terms and credit ratings. As these long-term debt issues mature, we may refinance such debt with new debt having interest rates reflecting then-current market conditions. This debt may have an interest rate that is more or less than the refinanced debt. In order to reduce interest rate risk associated with near-term forecasted issuances of fixed-rate debt, from time to time we enter into interest rate protection agreements.

The primary currency for which the Company has exchange rate risk is the U.S. dollar versus the euro. We do not currently use derivative instruments to hedge foreign currency exposure associated with our international propane businesses, principally FLAGA and Antargaz. As a result, the U.S. dollar value of our foreign-denominated assets and liabilities will fluctuate with changes in the associated foreign currency exchange rates. With respect to FLAGA, the net effect of changes in foreign currency exchange rates on their U.S. dollar denominated assets and liabilities would not be material because FLAGA's U.S. dollar denominated financial instrument assets and liabilities are not materially different in amount. With respect to our net investments in FLAGA and Antargaz, a 10% decline in the value of the euro versus the U.S. dollar would reduce their aggregate net book value by approximately $5.7 million, which amount would be reflected in other comprehensive income.

The following table summarizes the fair values of unsettled market risk sensitive derivative instruments held at September 30, 2003 and 2002. It also includes the changes in fair value that would result if there were an adverse change in (1) the market price of propane of 10 cents a gallon; (2) the market price of natural gas of 50 cents a dekatherm; and (3) interest rates on ten-year U.S. treasury notes of 50 basis points.

(Millions of dollars)	Fair Value	Change in Fair Value
September 30, 2003:		
Propane commodity price risk	$(0.6)	$(24.3)
Natural gas commodity price risk	(1.0)	(9.2)
Interest rate risk	0.2	(2.4)
September 30, 2002:		
Propane commodity price risk	$ 9.8	$(11.1)
Natural gas commodity price risk	5.1	(6.0)
Interest rate risk	(4.0)	(6.6)

Gas Utility's exchange traded natural gas call option contracts are excluded from the table above because any associated net gains or losses are included in Gas Utility's PGC recovery mechanism. Because the Company's derivative instruments generally qualify as hedges under SFAS 133, we expect that changes in the fair value of derivative instruments used to manage commodity or interest rate market risk would be substantially offset by gains or losses on the associated anticipated transactions.

Critical Accounting Policies and Estimates

The preparation of financial statements and related disclosures in compliance with generally accepted accounting principles requires the selection and application of appropriate accounting principles to the relevant facts and circumstances of the Company's operations and the use of estimates made by management. The Company has identified the following critical accounting policies that are most important to the portrayal of the Company's financial condition and results of operations. Changes in these policies could have a material effect on the financial statements. The application of these accounting policies necessarily requires management's most subjective or complex judgments regarding estimates and projected outcomes of future events which could have a material impact on the financial statements. Management has reviewed these critical accounting policies, and the estimates and assumptions associated with them, with its Audit Committee. In addition, management has reviewed the following disclosures regarding the application of these critical accounting policies with the Audit Committee.

Litigation Accruals and Environmental Remediation Liabilities. We are involved in litigation regarding pending claims and legal actions that arise in the normal course of our businesses. In addition, UGI Utilities and its former subsidiaries owned and operated a number of MGPs in Pennsylvania and elsewhere at which hazardous substances may be present. In accordance with accounting principles generally accepted in the United States of America, the Company establishes reserves for pending claims and legal actions or environmental remediation obligations when it is probable that a liability exists and the amount or range of amounts can be reasonably estimated. Reasonable estimates involve management judgments based on a broad range of information and prior experience. These judgments are reviewed quarterly as more information is received and the amounts reserved are updated as necessary. Such estimated reserves may differ materially from the actual liability, and such reserves may change materially as more information becomes available and estimated reserves are adjusted.

Regulatory Assets and Liabilities. Gas Utility and Electric Utility are subject to regulation by the PUC. In accordance with SFAS No. 71, we record the effects of rate regulation in our financial statements as regulatory assets or regulatory liabilities. We continually assess whether the regulatory assets are probable of future recovery by evaluating the regulatory environment, recent rate orders and public statements issued by the PUC, and the status of any pending deregulation legislation. If future recovery of regulatory assets ceases to be probable, the elimination of those regulatory assets would adversely impact our results of operations. As of September 30, 2003, our regulatory assets totaled $60.3 million.

Depreciation and Amortization of Long-lived Assets. We compute depreciation on UGI Utilities' property, plant and equipment on a straight-line basis over the average remaining lives of its various classes of depreciable property and on our other property, plant and equipment on a straight-line basis over estimated useful lives generally ranging from 2 to 40 years. We also use amortization methods and determine asset values of intangible assets other than goodwill using reasonable assumptions and projections. Changes in the estimated useful lives of property, plant and equipment and changes in intangible asset amortization methods or values could have a material effect on our results of operations.

Impairment of Goodwill. Certain of the Company's business units have goodwill resulting from purchase business combinations. In accordance with SFAS 142, each of our reporting units with goodwill is required to perform impairment tests annually or whenever events or circumstances indicate that the value of goodwill may be impaired. In order to perform these impairment tests, management must determine the reporting unit's fair value using quoted market prices or, in the absence of quoted market prices, valuation techniques which use discounted estimates of future cash flows to be generated by the reporting unit. These cash flow estimates involve management judgments based on a broad range of information and historical results. To the extent estimated cash flows are revised downward, the reporting unit may be required to write down all or a portion of its goodwill which would adversely impact our results of operations. As of September 30, 2003, our goodwill totaled $671.5 million.

Defined Benefit Pension Plan. The costs of providing benefits under our Pension Plan are dependent on historical information such as employee age, length of service, level of compensation and the actual rate of return on plan assets. In addition, certain assumptions relating to the future are utilized including, the discount rate applied to benefit obligations, the expected rate of return on plan assets and the rate of compensation increase. Pension Plan assets are held in trust and consist principally of equity and fixed income mutual funds and a commingled bond fund. Changes in plan assumptions as well as fluctuations in actual equity or bond market returns could have a material impact on future pension costs.

Recently Issued Accounting Pronouncements

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS 148"). SFAS 148 provides alternative methods of transition for an entity that voluntarily changes to a fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), to require more prominent disclosure about the effects on reported net income of stock-based employee compensation. As permitted by SFAS 148 and SFAS 123, the Company expects to continue to account for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and will continue to provide the prominent disclosures required in its annual and interim financial statements.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging

Activities" ("SFAS 149"). SFAS 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. SFAS 149 (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying- rate, price or index to conform it to language used in FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," and (4) amends certain other existing pronouncements. SFAS 149 did not change the methods the Company uses to account for and report its derivatives and hedging activities.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" ("SFAS 150"). SFAS 150 is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS 150 establishes guidelines on how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 further defines and requires that certain instruments within its scope be classified as liabilities on the financial statements. The adoption of SFAS 150 resulted in the Company presenting UGI Utilities preferred shares subject to mandatory redemption in the liabilities section of the balance sheet, and reflecting dividends paid on these shares as a component of interest expense, for all periods presented after June 30, 2003. Because SFAS 150 specifically prohibits the restatement of financial statements prior to its adoption, prior period amounts have not been reclassified.

In January 2003, the FASB issued Financial Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which clarifies Accounting Research Bulletin No. 51, "Consolidated Financial Statements." FIN 46 is effective immediately for variable interest entities created or obtained after January 31, 2003. For variable interests created or acquired before February 1, 2003, FIN 46 is effective for the first fiscal or interim period beginning after December 15, 2003. If certain conditions are met, FIN 46 requires the primary beneficiary to consolidate certain variable interest entities in which the other equity investors lack the essential characteristics of a controlling financial interest or their investment at risk is not sufficient to permit the variable interest entity to finance its activities without additional subordinated financial support from other parties. The Company has not created or obtained any variable interest entities after January 31, 2003, and is currently in the process of evaluating the impact of FIN 46, which is not expected to have a material effect on its financial position or results of operations.

Forward-Looking Statements

Information contained in this Financial Review and elsewhere in this Annual Report may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements use forward-looking words such as "believe," "plan," "anticipate," "continue," "estimate," "expect," "may," "will," or other similar words. These statements discuss plans, strategies, events or developments that we expect or anticipate will or may occur in the future.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe that we have chosen these assumptions or bases in good faith and that they are reasonable. However, we caution you that actual results almost always vary from assumed facts or bases, and the differences between actual results and assumed facts or bases can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the following important factors which could affect our future results and could cause those results to differ materially from those expressed in our forward-looking statements: (1) adverse weather conditions resulting in reduced demand; (2) price volatility and availability of propane, oil, electricity, and natural gas and the capacity to transport them to our market areas; (3) changes in laws and regulations, including safety, tax and accounting matters; (4) competitive pressures from the same and alternative energy sources; (5) failure to acquire new customers thereby reducing or limiting any increase in revenues; (6) liability for environmental claims; (7) customer conservation measures and improvements in energy efficiency and technology resulting in reduced demand; (8) adverse labor relations; (9) large customer, counterparty or supplier defaults; (10) liability for personal injury and property damage arising from explosions and other catastrophic events, including acts of terrorism, resulting from operating hazards and risks incidental to generating and distributing electricity and transporting, storing and distributing natural gas and propane including liability in excess of insurance coverage; (11) political, regulatory and economic conditions in the United States and in foreign countries; (12) interest rate fluctuations and other capital market conditions, including foreign currency rate fluctuations; (13) reduced distributions from subsidiaries; and (14) the timing and success of the Company's efforts to develop new business opportunities.

These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. We undertake no obligation to update publicly any forward-looking statement whether as a result of new information or future events except as required by federal securities laws.

Report of Management

The Company's consolidated financial statements and other financial information contained in this Annual Report are prepared by management, which is responsible for their fairness, integrity and objectivity. The consolidated financial statements and related information were prepared in accordance with accounting principles generally accepted in the United States of America and include amounts that are based on management's best judgments and estimates.

The Company maintains a system of internal controls. Management believes the system provides reasonable, but not absolute, assurance that assets are safeguarded and that transactions are executed in accordance with management's authorization and are properly recorded to permit the preparation of reliable financial information. There are limits in all systems of internal control, based on the recognition that the cost of the system should not exceed the benefits to be derived. We believe that the Company's internal control system is cost effective and provides reasonable assurance that material errors or irregularities will be prevented or detected within a timely period. The internal control system and compliance therewith are monitored by the Company's internal audit staff.

The Audit Committee of the Board of Directors is composed of three members, none of whom is an employee of the Company. This Committee is responsible for overseeing the financial reporting process and the adequacy of controls, and for monitoring the independence of the Company's independent accountants and the performance of the independent accountants and internal audit staff. The Committee appoints the independent accountants to conduct the annual audit of the Company's consolidated financial statements. The Committee is also responsible for maintaining direct channels of communication between the Board of Directors and both the independent accountants and internal auditors.

The independent accountants, whose appointment is ratified by the shareholders, perform certain procedures, including an evaluation of internal controls to the extent required by auditing standards generally accepted in the United States of America, in order to express an opinion on the consolidated financial statements and to obtain reasonable assurance that such financial statements are free of material misstatement.

Lon R. Greenberg
Chief Executive Officer

Anthony J. Mendicino
Chief Financial Officer

Michael J. Cuzzolina
Chief Accounting Officer

Report of Independent Auditors

To the Board of Directors and Stockholders of UGI Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of UGI Corporation and its subsidiaries at September 30, 2003 and 2002, and the results of their operations and their cash flows for each of the two years in the period ended September 30, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. The consolidated financial statements of UGI Corporation and its subsidiaries for the year ended September 30, 2001, prior to the revisions discussed in Note 1, were audited by other independent auditors who have ceased operations. Those independent auditors expressed an unqualified opinion on those financial statements in their report dated November 16, 2001.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" in fiscal 2002.

As discussed above, the consolidated financial statements of UGI Corporation and its subsidiaries for the year ended September 30, 2001, were audited by other independent auditors who have ceased operations. As described in Note 1, these financial statements have been restated to reflect a 3-for-2 common stock split. We audited the adjustments described in Note 1 that were applied to restate the 2001 consolidated financial statements for the 3-for-2 common stock split. In our opinion, such adjustments are appropriate and have been properly applied. As described in Note 1, these financial statements have also been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" which was adopted by the Company as of October 1, 2001. We audited the transitional disclosures described in Note 1. In our opinion, the transitional disclosures for 2001 in Note 1 are appropriate. However, we were not engaged to audit, review or apply procedures to the 2001 consolidated financial statements of the Company other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2001 consolidated financial statements taken as a whole.

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
November 17, 2003

THIS REPORT IS A COPY OF THE PREVIOUSLY ISSUED ACCOUNTANT'S REPORT OF ARTHUR ANDERSEN LLP AND HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP.

Report of Independent Public Accountants

To the Board of Directors and Stockholders of UGI Corporation:

We have audited the accompanying consolidated balance sheets of UGI Corporation and subsidiaries as of September 30, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended September 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of UGI Corporation and subsidiaries as of September 30, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2001, in conformity with accounting principles generally accepted in the United States.

As explained in Notes 1 and 3 to the financial statements, effective October 1, 2000, the Partnership changed its methods of accounting for tank installation costs and nonrefundable tank fees and the Company adopted the provisions of SFAS No. 133.

Arthur Andersen LLP

Philadelphia, Pennsylvania
November 16, 2001

Consolidated Statements of Income

(Millions of dollars, except per share amounts)

	Year Ended September 30,		
	2003	2002	2001
Revenues			
AmeriGas Propane	**$ 1,628.4**	$1,307.9	$1,418.4
Utilities	**628.7**	488.0	582.7
International Propane	**54.5**	46.7	50.9
Energy Services and other	**714.5**	371.1	416.1
	3,026.1	2,213.7	2,468.1
Costs and Expenses			
Cost of sales	**1,984.3**	1,296.6	1,632.4
Operating and administrative expenses	**643.3**	576.5	506.8
Utility taxes other than income taxes	**13.0**	11.9	9.2
Depreciation and amortization	**103.0**	93.5	105.2
Provision for shut-down costs – Hearth USA™	**–**	–	8.5
Other income, net	**(19.8)**	(18.1)	(23.0)
	2,723.8	1,960.4	2,239.1
Operating Income	**302.3**	253.3	229.0
Income (loss) from equity investees	**5.3**	8.5	(1.6)
Loss on extinguishments of debt	**(3.0)**	(0.7)	–
Interest expense	**(109.2)**	(109.1)	(104.8)
Minority interests in AmeriGas Partners	**(34.6)**	(28.0)	(23.6)
Income before Income Taxes, Subsidiary Preferred Stock Dividends and Accounting Changes	**160.8**	124.0	99.0
Income taxes	**(60.7)**	(46.9)	(45.4)
Dividends on UGI Utilities preferred shares subject to mandatory redemption	**(1.2)**	(1.6)	(1.6)
Income before accounting changes	**98.9**	75.5	52.0
Cumulative effect of accounting changes, net	**–**	–	4.5
Net Income	**$ 98.9**	$ 75.5	$ 56.5
Earnings Per Common Share			
Basic:			
Income before accounting changes	**$ 2.34**	$ 1.83	$ 1.28
Cumulative effect of accounting changes, net	**–**	–	0.11
Net income	**$ 2.34**	$ 1.83	$ 1.39
Diluted:			
Income before accounting changes	**$ 2.29**	$ 1.80	$ 1.27
Cumulative effect of accounting changes, net	**–**	–	0.11
Net income	**$ 2.29**	$ 1.80	$ 1.38
Average Common Shares Outstanding (millions):			
Basic	**42.220**	41.325	40.745
Diluted	**43.236**	41.907	41.060

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

(Millions of dollars)

Assets	September 30, 2003	2002
Current Assets		
Cash and cash equivalents	$ 142.1	$ 194.3
Short-term investments (at cost, which approximates fair value)	50.0	–
Accounts receivable (less allowances for doubtful accounts of $14.8 and $11.8, respectively)	199.2	157.7
Accrued utility revenues	7.4	8.1
Inventories	136.6	109.2
Deferred income taxes	23.5	10.4
Income taxes recoverable	–	1.7
Utility regulatory assets	–	4.3
Prepaid expenses and other current assets	28.6	37.9
Total current assets	587.4	523.6
Property, Plant and Equipment		
AmeriGas Propane	1,076.2	1,028.6
UGI Utilities	907.9	883.3
Other	157.9	80.5
	2,142.0	1,992.4
Accumulated depreciation and amortization	(805.2)	(720.5)
Net property, plant, and equipment	1,336.8	1,271.9
Other Assets		
Goodwill and excess reorganization value	671.5	644.9
Intangible assets (less accumulated amortization of $16.4 and $10.3, respectively)	34.7	25.8
Utility regulatory assets	60.3	57.7
Other assets	91.0	90.5
Total assets	$2,781.7	$2,614.4

See accompanying notes to consolidated financial statements.

Liabilities and Stockholders' Equity	September 30, 2003	2002
Current Liabilities		
Current maturities of long-term debt	**$ 65.0**	$ 148.7
AmeriGas Propane bank loans	**–**	10.0
UGI Utilities bank loans	**40.7**	37.2
Other bank loans	**15.9**	8.6
Accounts payable	**202.5**	166.1
Employee compensation and benefits accrued	**41.9**	35.4
Dividends and interest accrued	**40.1**	41.5
Income taxes accrued	**8.9**	–
Deposits and advances	**69.1**	68.8
Other current liabilities	**86.2**	70.1
Total current liabilities	**570.3**	586.4
Debt and Other Liabilities		
Long-term debt	**1,158.5**	1,127.0
Deferred income taxes	**223.1**	200.2
Deferred investment tax credits	**8.0**	8.4
UGI Utilities preferred shares subject to mandatory redemption, without par value	**20.0**	–
Other noncurrent liabilities	**97.4**	79.1
Total liabilities	**2,077.3**	2,001.1
Commitments and contingencies (note 12)		
Minority interests in AmeriGas Partners	**134.6**	276.0
UGI Utilities preferred shares subject to mandatory redemption, without par value	**–**	20.0
Preference Stock, without par value (authorized – 5,000,000 shares)	**–**	–
Common Stockholders' Equity		
Common Stock, without par value (authorized – 150,000,000 shares; issued – 49,798,097 shares)	**582.4**	396.6
Retained earnings	**90.9**	39.7
Accumulated other comprehensive income	**4.7**	6.6
	678.0	442.9
Treasury stock, at cost	**(108.2)**	(125.6)
Total common stockholders' equity	**569.8**	317.3
Total liabilities and stockholders' equity	**$2,781.7**	$ 2,614.4

Consolidated Statements of Cash Flows

(Millions of dollars)

	Year Ended September 30,		
	2003	2002	2001
Cash Flows From Operating Activities			
Net income	**$ 98.9**	$ 75.5	$ 56.5
Reconcile to net cash provided by operating activities:			
Depreciation and amortization	**103.0**	93.5	105.2
Cumulative effect of accounting changes, net	**–**	–	(4.5)
Minority interests in AmeriGas Partners	**34.6**	28.0	23.6
Deferred income taxes, net	**(2.8)**	11.0	(5.5)
Provision for uncollectible accounts	**18.5**	14.2	18.3
Net change in settled accumulated other comprehensive income	**(5.2)**	13.3	(16.9)
Other, net	**9.3**	(1.8)	3.1
Net change in:			
Accounts receivable and accrued utility revenues	**(55.7)**	12.6	(13.6)
Inventories	**(25.3)**	19.7	(4.2)
Deferred fuel costs	**19.0**	(7.1)	9.9
Accounts payable	**34.9**	(0.4)	5.8
Other current assets and liabilities	**19.9**	(11.0)	25.8
Net cash provided by operating activities	**249.1**	247.5	203.5
Cash Flows From Investing Activities			
Expenditures for property, plant and equipment	**(100.9)**	(94.7)	(78.0)
Acquisitions of businesses, net of cash acquired	**(38.6)**	(0.7)	(209.1)
Acquisition of additional interest in Conemaugh Station	**(51.3)**	–	–
Proceeds from redemption of AGZ Bonds	**–**	17.7	–
Net proceeds from disposals of assets	**5.9**	9.7	4.2
Investments in equity investees	**(0.4)**	(0.3)	(32.6)
Increase in short-term investments	**(50.0)**	–	–
Other, net	**9.2**	1.9	2.2
Net cash used by investing activities	**(226.1)**	(66.4)	(313.3)
Cash Flows From Financing Activities			
Dividends on UGI Common Stock	**(47.7)**	(44.8)	(53.2)
Distributions on AmeriGas Partners publicly held Common Units	**(56.4)**	(53.5)	(44.3)
Issuance of long-term debt	**167.8**	81.1	308.2
Repayment of long-term debt	**(236.5)**	(105.0)	(137.0)
AmeriGas Propane bank loans (decrease) increase	**(10.0)**	10.0	(30.0)
UGI Utilities bank loans increase (decrease)	**3.5**	(20.6)	(42.6)
Other bank loans increase (decrease)	**5.4**	(2.2)	6.2
Issuance of AmeriGas Partners Common Units	**75.0**	49.7	39.8
Proceeds from sale of AmeriGas OLP interest	**–**	–	50.0
Issuance of UGI Common Stock	**23.7**	11.0	7.6
Repurchases of UGI Common Stock	**(0.1)**	–	(1.0)
Net cash (used) provided by financing activities	**(75.3)**	(74.3)	103.7
Effect of Exchange Rate Changes on Cash	**0.1**	–	(0.3)
Cash and cash equivalents (decrease) increase	**$ (52.2)**	$ 106.8	$ (6.4)
Cash and Cash Equivalents:			
End of year	**$ 142.1**	$ 194.3	$ 87.5
Beginning of year	**194.3**	87.5	93.9
(Decrease) increase	**$ (52.2)**	$ 106.8	$ (6.4)

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

(Millions of dollars, except per share amounts)

	Common Stock	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Unearned Compensation-Restricted Stock	Treasury Stock	Total
Balance September 30, 2000	$394.5	$ (4.9)	$ –	$(0.7)	$(141.7)	$247.2
Net income		56.5				56.5
Cumulative effect of change in accounting principle – SFAS No. 133 (net of tax of $4.8)			7.1			7.1
Net loss on derivative instruments (net of tax of $7.9)			(10.5)			(10.5)
Reclassification of net gains on derivative instruments (net of tax of $6.5)			(10.3)			(10.3)
Foreign currency translation adjustments (net of tax of $0.1)			0.2			0.2
Comprehensive income		56.5	(13.5)			43.0
Cash dividends on Common Stock ($1.05 per share)		(42.6)				(42.6)
Common Stock issued:						
Employee and director plans	0.3				5.5	5.8
Dividend reinvestment plan	0.2				2.3	2.5
Common Stock reacquired					(1.0)	(1.0)
Amortization of unearned compensation-restricted stock awards				0.7		0.7
Balance September 30, 2001	395.0	9.0	(13.5)	–	(134.9)	255.6
Net income		75.5				75.5
Net loss on derivative instruments (net of tax of $0.4)			(1.5)			(1.5)
Reclassification of net losses on derivative instruments (net of tax of $11.6)			18.3			18.3
Foreign currency translation adjustments (net of tax of $2.2)			4.4			4.4
Reclassification of foreign currency translation gain (net of tax of $0.5)			(1.1)			(1.1)
Comprehensive income		75.5	20.1			95.6
Cash dividends on Common Stock ($1.083 per share)		(44.8)				(44.8)
Common Stock issued:						
Employee and director plans	1.0				7.4	8.4
Dividend reinvestment plan	0.6				2.0	2.6
Common Stock reacquired					(0.1)	(0.1)
Balance September 30, 2002	396.6	39.7	6.6	–	(125.6)	317.3
Net income		98.9				98.9
Net gain on derivative instruments (net of tax of $9.1)			13.5			13.5
Reclassification of net gains on derivative instruments (net of tax of $14.0)			(20.7)			(20.7)
Foreign currency translation adjustments (net of tax of $3.1)			5.3			5.3
Comprehensive income		98.9	(1.9)			97.0
Cash dividends on Common Stock ($1.13 per share)		(47.7)				(47.7)
Common Stock issued:						
Employee and director plans	5.0				16.0	21.0
Dividend reinvestment plan	1.2				1.5	2.7
Gain in connection with issuances of units by AmeriGas Partners	179.6					179.6
Common Stock reacquired					(0.1)	(0.1)
Balance September 30, 2003	**$582.4**	**$ 90.9**	**$ 4.7**	**$ –**	**$(108.2)**	**$ 569.8**

See accompanying notes to consolidated financial statements.

(Millions of dollars, except per share amounts and where indicated otherwise)

Note 1 – Organization and Significant Accounting Policies

Organization. UGI Corporation ("UGI") is a holding company that owns and operates natural gas and electric utility, electricity generation, retail propane distribution, energy marketing and related businesses in the United States. Through foreign subsidiaries and joint-venture affiliates, UGI also distributes propane in Austria, the Czech Republic, Slovakia, France and China. We refer to UGI and its consolidated subsidiaries collectively as "the Company" or "we."

Our natural gas and electric distribution utility businesses are conducted through our wholly owned subsidiary UGI Utilities, Inc. ("UGI Utilities"). UGI Utilities owns and operates a natural gas distribution utility ("Gas Utility") in parts of eastern and southeastern Pennsylvania and an electricity distribution utility ("Electric Utility") in northeastern Pennsylvania. Gas Utility and Electric Utility (collectively, "Utilities") are subject to regulation by the Pennsylvania Public Utility Commission ("PUC").

We conduct a national propane distribution business through AmeriGas Partners, L.P. ("AmeriGas Partners") and its principal operating subsidiaries AmeriGas Propane, L.P. ("AmeriGas OLP") and AmeriGas OLP's subsidiary, AmeriGas Eagle Propane, L.P. ("Eagle OLP"). AmeriGas Partners, AmeriGas OLP and Eagle OLP are Delaware limited partnerships. UGI's wholly owned second-tier subsidiary AmeriGas Propane, Inc. (the "General Partner") serves as the general partner of AmeriGas Partners and AmeriGas OLP. AmeriGas OLP and Eagle OLP (collectively referred to as "the Operating Partnerships") comprise the largest retail propane distribution business in the United States serving residential, commercial, industrial, motor fuel and agricultural customers from locations in 46 states. We refer to AmeriGas Partners and its subsidiaries together as "the Partnership" and the General Partner and its subsidiaries, including the Partnership, as "AmeriGas Propane." At September 30, 2003, the General Partner and its wholly owned subsidiary Petrolane Incorporated ("Petrolane") collectively held a 1% general partner interest and a 46.4% limited partner interest in AmeriGas Partners, and effective 47.9% and 47.8% ownership interests in AmeriGas OLP and Eagle OLP, respectively. Our limited partnership interest in AmeriGas Partners comprised 24,525,004 Common Units. The remaining 52.6% interest in AmeriGas Partners comprises 27,808,204 publicly held Common Units representing limited partner interests.

The Partnership has no employees. Employees of the General Partner conduct, direct and manage the activities of AmeriGas Partners and AmeriGas OLP. The General Partner also provides management and administrative services to AmeriGas Eagle Holdings, Inc., the general partner of Eagle OLP, under a management services agreement. The General Partner is reimbursed monthly for all direct and indirect expenses it incurs on behalf of the Partnership including all General Partner employee compensation costs and a portion of UGI employee compensation and administrative costs. Although the Partnership's operating income represents a significant portion of our consolidated operating income, the Partnership's impact on our consolidated net income is considerably less due to the Partnership's significant minority interest; higher relative interest charges; and, prior to 2002, higher effective income taxes resulting from nondeductible goodwill amortization.

Our wholly owned subsidiary UGI Enterprises, Inc. ("Enterprises") conducts an energy marketing business primarily in the Eastern region of the United States through its wholly owned subsidiary, UGI Energy Services, Inc. ("Energy Services"). Energy Services' wholly owned subsidiary UGI Development Company ("UGID"), and UGID's subsidiaries and joint-venture affiliate Hunlock Creek Energy Ventures ("Energy Ventures"), own and operate interests in Pennsylvania-based electricity generation assets. Prior to their transfer to Energy Services in June 2003, UGID and its subsidiaries were wholly owned subsidiaries of UGI Utilities. Through other subsidiaries, Enterprises (1) owns and operates a propane distribution business in Austria, the Czech Republic and Slovakia ("FLAGA"); (2) owns and operates a heating, ventilation and air-conditioning service business in the Middle Atlantic states ("HVAC"); and (3) participates in propane joint-venture businesses in France ("Antargaz") and China.

UGI is exempt from registration as a holding company because it files an annual exemption statement with the U.S. Securities and Exchange Commission ("SEC") and is not otherwise subject to regulation under the Public Utility Holding Company Act of 1935 except for acquisitions under Section 9(a)(2). UGI is not subject to regulation by the PUC.

Consolidation Principles. The consolidated financial statements include the accounts of UGI and its controlled subsidiary companies, which, except for the Partnership, are majority owned. We eliminate all significant intercompany accounts and transactions when we consolidate. We report the public's limited partner interests in the Partnership as minority interests. Entities in which we own 50 percent or less and in which we exercise significant influence over operating and financial policies are accounted for by the equity method (see Note 19). Investments in equity investees are included in other assets in the Consolidated Balance Sheets.

Reclassifications. In order to more appropriately classify direct costs associated with the Partnership's Prefilled Propane Xchange ("PPX®") program, for the year ended September 30, 2003, certain costs previously considered operating and administrative expenses have been included in cost of sales. We have reclassified $21.0 and $11.0 of such costs incurred during the years ended September 30, 2002 and 2001, respectively, to conform to the current-year presentation.

In January 2003, the Partnership recorded a loss of $3.0 resulting from an early extinguishment of long-term debt. This loss has been reflected in the 2003 Consolidated Statement of Income as "loss on extinguishments of debt." A loss of $0.7 associated with a November 2001 early extinguishment of Partnership long-term debt previously included in other income, net, in the 2002 Consolidated Statement of Income has been reclassified to conform to the current-year presentation (see Note 4).

We have reclassified certain other prior-year balances to conform to the current-year presentation.

Use of Estimates. We make estimates and assumptions when preparing financial statements in conformity with accounting principles generally accepted in the United States. These estimates and assumptions affect the reported amounts of assets and liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Regulated Utility Operations. We account for the operations of Gas Utility and Electric Utility in accordance with Statement of Financial Accounting Standards ("SFAS") No. 71, "Accounting for the Effects of Certain Types of Regulation" ("SFAS 71"). SFAS 71 requires us to record the effects of rate regulation in the financial statements. Certain expenses and credits subject to utility regulation and normally reflected in income as incurred are deferred on the balance sheet and recognized in income as the related amounts are included in rates and recovered from or refunded to customers. As required by SFAS 71, we monitor our regulatory and competitive environments to determine whether the recovery of our regulatory assets continues to be probable. If we were to determine that recovery of these regulatory assets is no longer probable, such assets would be written off against earnings.

On June 29, 2000, the PUC issued its order ("Gas Restructuring Order") approving Gas Utility's restructuring plan filed by Gas Utility pursuant to Pennsylvania's Natural Gas Choice and Competition Act ("Gas Competition Act"). Based upon the provisions of the Gas Restructuring Order and the Gas Competition Act, we believe Gas Utility's regulatory assets continue to satisfy the criteria of SFAS 71. For further information on the impact of the Gas Competition Act and Pennsylvania's Electricity Customer Choice and Competition Act ("Electricity Choice Act"), see Note 3.

Derivative Instruments. Effective October 1, 2000, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that all derivative instruments be recognized as either assets or liabilities and measured at fair value. The accounting for changes in fair value depends upon the purpose of the derivative instrument and whether it is designated and qualifies for hedge accounting.

The adoption of SFAS 133 on October 1, 2000 resulted in an after-tax cumulative effect charge to 2001 net income of $0.3 and an after-tax cumulative effect increase to accumulated other comprehensive income of $7.1. The after-tax cumulative effect increase in accumulated other comprehensive income is attributable to net gains on derivative instruments designated and qualifying as cash flow hedges on October 1, 2000.

For a detailed description of the derivative instruments we use, our objectives for using them, and related supplemental information required by SFAS 133, see Note 13.

Consolidated Statements of Cash Flows. We define cash equivalents as all highly liquid investments with maturities of three months or less when purchased. We record cash equivalents at cost plus accrued interest, which approximates market value. We paid interest totaling $109.8 in 2003, $106.2 in 2002 and $103.9 in 2001. We paid income taxes totaling $48.2 in 2003, $48.0 in 2002 and $43.0 in 2001.

Revenue Recognition. We recognize revenues from the sale of propane principally as product is delivered to customers. Revenue from the sale of appliances and equipment is recognized at the time of sale or installation. We record Utilities' regulated revenues for service provided to the end of each month which includes an accrual for certain unbilled amounts based upon estimated usage. We reflect the impact of Utilities' rate increases or decreases at the time they become effective. Energy Services records revenues when energy products are delivered to customers.

Inventories. Our inventories are stated at the lower of cost or market. We determine cost using an average cost method for natural gas and propane, specific identification for appliances and the first-in, first-out ("FIFO") method for all other inventories.

Earnings Per Common Share. On January 28, 2003, UGI's Board of Directors approved a 3-for-2 split of UGI's Common Stock. On April 1, 2003, UGI issued one additional common share for every two common shares outstanding to shareholders of record on February 28, 2003. Average shares outstanding, earnings per share and dividends declared per share for all years presented are reflected on a post-split basis.

Basic earnings per share reflect the weighted-average number of common shares outstanding. Diluted earnings per share include the effects of dilutive stock options and common stock awards. In the following table, we present the shares used in computing basic and diluted earnings per share for 2003, 2002 and 2001:

	2003	2002	2001
Denominator (millions of shares):			
Average common shares outstanding for basic computation	**42.220**	41.325	40.745
Incremental shares issuable for stock options and awards	**1.016**	0.582	0.315
Average common shares outstanding for diluted computation	**43.236**	41.907	41.060

Income Taxes. AmeriGas Partners and the Operating Partnerships are not directly subject to federal income taxes. Instead, their taxable income or loss is allocated to the individual partners. We record income taxes on our share of (1) the Partnership's current taxable income or loss and (2) the differences between the book and tax bases of the Partnership's assets and liabilities. The Operating Partnerships have subsidiaries which operate in corporate form and are directly subject to federal income taxes.

Gas Utility and Electric Utility record deferred income taxes in the Consolidated Statements of Income resulting from the use of accelerated depreciation methods based upon amounts recognized for ratemaking purposes. They also record a deferred tax liability for tax benefits that are flowed through to ratepayers when temporary differences originate and record a regulatory income tax asset for the probable increase in future revenues that will result when the temporary differences reverse.

We are amortizing deferred investment tax credits related to Utilities' plant additions over the service lives of the related property. Utilities reduces its deferred income tax liability for the future tax benefits that will occur when investment tax credits, which are not taxable, are amortized. We also reduce the regulatory income tax asset for the probable reduction in future revenues that will result when such deferred investment tax credits amortize.

(Millions of dollars, except per share amounts and where indicated otherwise)

Note 1 continued

Property, Plant and Equipment and Related Depreciation. The amounts we assign to property, plant and equipment of businesses we acquire are based upon estimated fair value at date of acquisition. When Gas Utility and Electric Utility retire depreciable utility plant and equipment, we charge the original cost, net of removal costs and salvage value, to accumulated depreciation for financial accounting purposes. When our unregulated businesses retire or otherwise dispose of plant and equipment, we remove the cost and accumulated depreciation from the appropriate accounts and any resulting gain or loss is recognized in "other income, net" in the Consolidated Statements of Income. We record depreciation expense for Utilities' plant and equipment on a straight-line method over the estimated average remaining lives of the various classes of its depreciable property. Depreciation expense as a percentage of the related average depreciable base for Gas Utility was 2.3% in 2003, 2.5% in 2002 and 2.6% in 2001. Depreciation expense as a percentage of the related average depreciable base for Electric Utility was 3.0% in each of 2003 and 2002 and 3.3% in 2001. The declines in the Gas Utility and Electric Utility percentages for 2003 and 2002 are the result of changes, effective April 1, 2002, in the estimated remaining useful lives of Gas Utility's and Electric Utility's distribution assets. We compute depreciation expense on plant and equipment associated with our propane operations using the straight-line method over estimated service lives generally ranging from 15 to 40 years for buildings and improvements; 7 to 30 years for storage and customer tanks and cylinders; and 2 to 10 years for vehicles, equipment, and office furniture and fixtures. We compute depreciation expense on plant and equipment associated with our electricity generation assets on a straight-line basis over 25 years. Depreciation expense was $97.1 in 2003, $88.2 in 2002 and $75.7 in 2001.

Effective October 1, 2000, the Partnership changed its method of accounting for costs to install Partnership-owned tanks at customer locations. Under the new accounting method, all costs to install such tanks, net of amounts billed to customers, are capitalized and amortized over the estimated period of benefit not exceeding ten years. For a detailed description of this change in accounting and its impact on our results, see Note 15.

Intangible Assets. Intangible assets comprise the following at September 30:

	2003	2002
Subject to amortization:		
Customer relationships, noncompete agreements and other (a)	**$ 51.1**	$ 36.1
Accumulated amortization	**(16.4)**	(10.3)
	$ 34.7	$ 25.8
Not subject to amortization:		
Goodwill (a)	**$578.2**	$551.6
Excess reorganization value	**93.3**	93.3
	$671.5	$644.9

(a) The increase in the carrying amount of intangible assets during the year ended September 30, 2003 is principally the result of business acquisitions and, with respect to goodwill, foreign currency translation effects.

We amortize customer relationship and noncompete agreement intangibles over their estimated periods of benefit which do not exceed 15 years. Prior to the adoption of SFAS 142, we amortized goodwill resulting from purchase business combinations on a straight-line basis over 40 years, and excess reorganization value (resulting from Petrolane's July 1993 reorganization under Chapter 11 of the U.S. Bankruptcy Code) on a straight-line basis over 20 years. Amortization expense of intangible assets was $6.1 in 2003 and $4.6 in 2002 including amortization expense associated with customer contracts recorded in cost of sales. Amortization expense of intangible assets in 2001, which includes amortization of goodwill and excess reorganization value prior to the adoption of SFAS 142, was $27.7. Estimated amortization expense of intangible assets during the next five fiscal years is as follows: Fiscal 2004 - $5.4; Fiscal 2005 - $4.6; Fiscal 2006 - $4.1; Fiscal 2007 - $3.5; Fiscal 2008 - $3.1.

Effective October 1, 2001, we early adopted the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 addresses the financial accounting and reporting for acquired goodwill and other intangible assets and supersedes Accounting Principles Board ("APB") Opinion No. 17, "Intangible Assets." SFAS 142 addresses the financial accounting and reporting for intangible assets acquired individually or with a group of other assets (excluding those acquired in a business combination) at acquisition and also addresses the financial accounting and reporting for goodwill and other intangible assets subsequent to their acquisition. Under SFAS 142, an intangible asset is amortized over its useful life unless that life is determined to be indefinite. Goodwill, including excess reorganization value, and other intangible assets with indefinite lives are not amortized but are subject to tests for impairment at least annually. In accordance with the provisions of SFAS 142, we ceased the amortization of goodwill and excess reorganization value effective October 1, 2001.

The following table provides reconciliations of reported and adjusted net income and diluted earnings per share as if SFAS 142 had been adopted as of October 1, 2000. Basic earnings per share is not materially different from diluted earnings per share and, therefore, is not presented:

	Year Ended September 30,		
	2003	2002	2001
Net income:			
Reported income before accounting changes	**$98.9**	$75.5	$ 52.0
Add back goodwill and excess reorganization value amortization	–	–	25.2
Adjust minority interests in AmeriGas Partners	–	–	(10.5)
Adjust income tax expense	–	–	(0.7)
Adjusted income before accounting changes	**98.9**	75.5	66.0
Cumulative effect of accounting changes	–	–	4.5
Adjusted net income	**$98.9**	$75.5	$ 70.5
Diluted earnings per share:			
Reported income before accounting changes	**$2.29**	$1.80	$ 1.27
Add back goodwill and excess reorganization value amortization	–	–	0.61
Adjust minority interests in AmeriGas Partners	–	–	(0.25)
Adjust income tax expense	–	–	(0.02)
Adjusted income per share before accounting changes	**2.29**	1.80	1.61
Cumulative effect of accounting changes	–	–	0.11
Adjusted net income per share	**$2.29**	$1.80	$ 1.72

SFAS 142 requires that we perform impairment tests annually or more frequently if events or circumstances indicate that the value of goodwill might be impaired. No provisions for goodwill impairments were recorded during 2003 or 2002.

Stock-Based Compensation. As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), we apply the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), in recording compensation expense for grants of stock, stock options, and other equity instruments to employees.

We use the intrinsic value method prescribed by APB 25 for our stock-based employee compensation plans. We recognized total stock and unit-based compensation expense of $10.4, $5.7 and $2.7 in 2003, 2002 and 2001, respectively. If we had determined stock-based compensation expense under the fair value method prescribed by SFAS 123, net income and basic and diluted earnings per share for 2003, 2002 and 2001 would have been as follows:

	Year Ended September 30,		
	2003	2002	2001
Net income, as reported	**$98.9**	$75.5	$56.5
Add: Stock and unit-based employee compensation expense included in reported net income, net of related tax effects	**6.8**	3.7	1.8
Deduct: Total stock and unit-based employee compensation expense determined under the fair value method for all awards, net of related tax effects	**(7.6)**	(4.7)	(2.6)
Pro forma net income	**$98.1**	$74.5	$55.7
Basic earnings per share:			
As reported	**$2.34**	$1.83	$1.39
Pro forma	**$2.32**	$1.80	$1.37
Diluted earnings per share:			
As reported	**$2.29**	$1.80	$1.38
Pro forma	**$2.27**	$1.78	$1.36

For a description of our stock-based compensation plans and related disclosures, see Note 9.

Deferred Debt Issuance Costs. Included in other assets are net deferred debt issuance costs of $15.5 at September 30, 2003 and $14.8 at September 30, 2002. We are amortizing these costs over the term of the related debt.

Computer Software Costs. We include in property, plant and equipment costs associated with computer software we develop or obtain for use in our businesses. We amortize computer software costs on a straight-line basis over expected periods of benefit not exceeding ten years once the installed software is ready for its intended use.

Deferred Fuel Costs. Gas Utility's tariffs contain clauses which permit recovery of certain purchased gas costs through the application of purchased gas cost ("PGC") rates. The clauses provide for periodic adjustments to PGC rates for the difference between the total amount of purchased gas costs collected from customers and the recoverable costs incurred. In accordance with SFAS 71, we defer the difference between amounts recognized in revenues and the applicable gas costs incurred until they are subsequently billed or refunded to customers.

UGI Utilities Preferred Shares Subject to Mandatory Redemption. Beginning July 1, 2003, the Company accounts for UGI Utilities preferred shares subject to mandatory redemption in accordance with SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" ("SFAS 150"). SFAS 150 establishes guidelines on how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The adoption of SFAS 150 results in the Company presenting UGI Utilities preferred shares subject to mandatory redemption in the liabilities section of the balance sheet, and reflecting dividends paid on these shares as a component of interest expense, for periods presented after June 30, 2003. Because SFAS 150 specifically prohibits the restatement of financial statements prior to its adoption, prior period amounts have not been reclassified.

Environmental Liabilities. We accrue environmental investigation and cleanup costs when it is probable that a liability exists and the amount or range of amounts can be reasonably estimated. Our estimated liability for environmental contamination is reduced to reflect anticipated participation of other responsible parties but is not reduced for possible recovery from insurance carriers. In those instances for which the amount and timing of cash payments associated with environmental investigation and cleanup are reliably determinable, we discount such liabilities to reflect the time value of money. We intend to pursue recovery of any incurred costs through all appropriate means, including regulatory relief. Gas Utility is permitted to amortize as removal costs site-specific environmental investigation and remediation costs, net of related third-party payments, associated with Pennsylvania sites. Gas Utility is currently permitted to include in rates, through future base rate proceedings, a five-year average of such prudently incurred removal costs. At September 30, 2003, the Company's liability for environmental investigation and cleanup costs was not material.

Foreign Currency Translation. Balance sheets of international subsidiaries and investments in international propane joint ventures are translated into U.S. dollars using the exchange rate at the balance sheet date. Income statements and equity method results are translated into U.S. dollars using a weighted-average exchange rate for each reporting period. Where the local currency is the functional currency, translation adjustments are recorded in other comprehensive income. Where the local currency is not the functional currency, translation adjustments are recorded in net income.

(Millions of dollars, except per share amounts and where indicated otherwise)

Note 1 continued

Comprehensive Income. Comprehensive income comprises net income and other comprehensive (loss) income. Other comprehensive (loss) income principally results from gains and losses on derivative instruments qualifying as cash flow hedges and foreign currency translation adjustments. The components of accumulated other comprehensive income at September 30, 2002 and 2003 follows:

	Derivative Instruments Gains (Losses)	Foreign Currency Translation Adjustments	Total
Balance – September 30, 2002	$ 3.1	$3.5	$6.6
Balance – September 30, 2003	$(4.1)	$8.8	$4.7

Recently Issued Accounting Pronouncements. In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS 148"). SFAS 148 provides alternative methods of transition for an entity that voluntarily changes to a fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), to require more prominent disclosure about the effects on reported net income of stock-based employee compensation. As permitted by SFAS 148 and SFAS 123, the Company expects to continue to account for stock-based compensation in accordance with APB 25, and will continue to provide the prominent disclosures required in its annual and interim financial statements.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). SFAS 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. SFAS 149 (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying- rate, price or index to conform it to language used in FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," and (4) amends certain other existing pronouncements. SFAS 149 is not expected to materially change the methods the Company uses to account for and report its derivatives and hedging activities.

In January 2003, the FASB issued Financial Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which clarifies Accounting Research Bulletin No. 51, "Consolidated Financial Statements." FIN 46 is effective immediately for variable interest entities created or obtained after January 31, 2003. For variable interests created or acquired before February 1, 2003, FIN 46 is effective for the first fiscal or interim period beginning after December 15, 2003. If certain conditions are met, FIN 46 requires the primary beneficiary to consolidate certain variable interest entities in which the other equity investors lack the essential characteristics of a controlling financial interest or their investment at risk is not sufficient to permit the variable interest entity to finance its activities without additional subordinated financial support from other parties. The Company has not created or obtained any variable interest entities after January 31, 2003, and is currently in the process of evaluating the impact of FIN 46, which is not expected to have a material effect on its financial position or results of operations.

Note 2 – Acquisitions and Investments

In June 2003, pursuant to an asset purchase agreement between and among Allegheny Energy Supply Company, LLC, Allegheny Energy Supply Conemaugh, LLC ("Allegheny Conemaugh"), UGID, and UGI, UGID acquired an additional 83 megawatt ownership interest in the Conemaugh electricity generation station ("Conemaugh") from Allegheny Conemaugh, a unit of Allegheny Energy, Inc. ("Allegheny"), for $51.3 in cash, subject to a $3.0 credit. Conemaugh is a 1,711-megawatt, coal-fired electricity generation station located near Johnstown, Pennsylvania and is owned by a consortium of energy companies and operated by a unit of Reliant Resources, Inc. under contract. The purchase increased UGID's ownership interest in Conemaugh to 102 megawatts (6.0%) from 19 megawatts (1.1%) previously. Substantially all of the purchase price for the additional interest in Conemaugh is included in property, plant and equipment in the Consolidated Balance Sheet.

In March 2003, Energy Services acquired the northeastern U.S. gas marketing business of TXU Energy Retail Company, L.P., a subsidiary of TXU Corp. (the "TXU Energy Acquisition") for approximately $10.0 in cash. As a result of the TXU Energy Acquisition, Energy Services assumed the existing sales and supply agreements for approximately one thousand commercial and industrial customers located primarily in New York, Pennsylvania, Ohio and New Jersey.

During 2003, AmeriGas OLP acquired several retail propane distribution businesses and HVAC acquired a heating, ventilation and air conditioning business for total cash consideration of $28.6. In conjunction with these acquisitions, liabilities of $1.5 were incurred. The operating results of these businesses have been included in our results of operations from their respective dates of acquisition.

The total purchase price of the TXU Energy Acquisition and the AmeriGas OLP and HVAC acquisitions has been allocated to the assets and liabilities acquired as follows:

Net current assets	$ 2.5
Property, plant and equipment	6.4
Customer relationships and noncompete agreements (estimated useful life of 10 and 5 years, respectively)	17.8
Goodwill (tax deductible)	13.5
Other assets and liabilities	(0.1)
Total	$40.1

The pro forma effect of these acquisitions was not material to our results of operations.

On August 21, 2001, AmeriGas Partners, through AmeriGas OLP, acquired the propane distribution businesses of Columbia Energy Group ("Columbia Propane Businesses") in a series of equity and asset purchases pursuant to the terms of the Purchase Agreement dated January 30, 2001, and Amended and Restated August 7, 2001 ("Columbia Purchase Agreement") by and among Columbia Energy Group ("CEG"), Columbia Propane Corporation ("Columbia Propane"), Columbia Propane, L.P. ("CPLP"), CP Holdings, Inc. ("CPH"), AmeriGas Partners, AmeriGas OLP, and the General Partner. The acquired businesses comprised the seventh largest retail marketer of propane in the United States with annual sales of over 300 million gallons from locations in 29 states. The acquired businesses were principally conducted through Columbia Propane and its approximate 99% owned subsidiary, CPLP (referred to after the acquisition as "Eagle OLP"). AmeriGas OLP acquired substantially all of the assets of Columbia Propane, including an indirect 1% general partner interest and an approximate 99% limited partnership interest in Eagle OLP.

The purchase price of the Columbia Propane Businesses consisted of $201.8 in cash. In addition, AmeriGas OLP agreed to pay CEG for the amount of working capital, as defined, in excess of $23. In April 2002, the Partnership's management and CEG agreed upon the amount of working capital acquired by AmeriGas OLP and AmeriGas OLP made an additional payment for working capital and other adjustments totaling $0.7. The Columbia Purchase Agreement also provided for the purchase by CEG of limited partnership interests in AmeriGas OLP valued at $50 for $50 in cash, which interests were exchanged for 2,356,953 Common Units of AmeriGas Partners having an estimated fair value of $54.4. Concurrently with the acquisition, AmeriGas Partners issued $200 of 8.875% Senior Notes due May 2011, the net proceeds of which were contributed to AmeriGas OLP to finance the acquisition of the Columbia Propane Businesses, to fund related fees and expenses, and to repay debt outstanding under AmeriGas OLP's bank credit agreement. The operating results of the Columbia Propane Businesses are included in our consolidated results from August 21, 2001.

The following table identifies the components of the purchase price of the Columbia Propane Businesses:

Cash paid	$ 202.5
Cash received from sale of AmeriGas OLP limited partner interests	(50.0)
Fair value of AmeriGas Partners' Common Units issued in exchange for the AmeriGas OLP limited partner interests	54.4
Transaction costs and expenses	8.2
Involuntary employee termination benefits and relocation costs	2.6
Other liabilities and obligations incurred	1.0
Total	$ 218.7

The purchase price of the Columbia Propane Businesses was allocated to the assets and liabilities acquired as follows:

Net current assets	$ 16.7
Property, plant and equipment	182.8
Customer relationships and noncompete agreement (estimated useful life of 15 and 5 years, respectively)	19.9
Other assets and liabilities	(0.7)
Total	$ 218.7

The following table presents unaudited pro forma income statement and diluted per share data for 2001 as if the acquisition of the Columbia Propane Businesses had occurred as of the beginning of that year:

	2001
Revenues	$2,838.3
Income before accounting changes	50.8
Net income	55.3
Diluted earnings per share:	
Income before accounting changes	1.24
Net income	1.35

The pro forma results of operations reflect the Columbia Propane Businesses' historical operating results after giving effect to adjustments directly attributable to the transaction that are expected to have a continuing impact. They are not adjusted for, among other things, the impact of normal weather conditions, operating synergies and anticipated cost savings. In our opinion, the unaudited pro forma results are not necessarily indicative of the actual results that would have occurred had the acquisition of the Columbia Propane Businesses occurred as of the beginning of the year presented or of future operating results under our management.

During 2001, in addition to the acquisitions of the Columbia Propane Businesses, Energy Services acquired two energy marketing businesses and the Partnership acquired several small propane distribution businesses for total cash consideration of $5.4. The operating results of these businesses have been included in the consolidated results from their respective dates of acquisition. These transactions did not have a material effect on our results of operations.

On October 1, 2003, AmeriGas OLP acquired substantially all of the retail propane distribution assets and business of Horizon Propane LLC ("Horizon Propane") for total cash consideration of $31.0. In addition, AmeriGas OLP agreed to pay Horizon for the amount of working capital, as defined in the Asset Purchase Agreement, in excess of $2.6. During its 2003 fiscal year, Horizon Propane sold over 30 million gallons of propane from ninety locations in twelve states.

Note 3 – Utility Regulatory Matters

Gas Utility

Gas Restructuring Order. On June 29, 2000, the PUC issued the Gas Restructuring Order approving Gas Utility's restructuring plan filed by Gas Utility pursuant to the Gas Competition Act. The purpose of the Gas Competition Act, which was signed into law on June 22, 1999, is to provide all natural gas consumers in Pennsylvania with the ability to purchase their gas supplies from the supplier of their choice. Under the Gas Competition Act, local gas distribution companies ("LDCs") like Gas Utility may continue to sell gas to customers, and such sales of gas, as well as distribution services provided by LDCs, continue to be subject to price regulation by the PUC. LDCs serve as the supplier of last resort for all residential and small commercial and industrial customers.

(Millions of dollars, except per share amounts and where indicated otherwise)

Note 3 continued

Among other things, the implementation of the Gas Restructuring Order resulted in an increase in Gas Utility's firm-residential, commercial and industrial ("retail core-market") base rates effective October 1, 2000. This base rate increase was designed to generate approximately $16.7 in additional net annual revenues. In accordance with the Gas Restructuring Order, Gas Utility reduced its retail core-market PGC rates by an annualized amount of $16.7 in the first 14 months following the October 1, 2000 base rate increase.

Effective December 1, 2001, Gas Utility was required to reduce its retail core-market PGC rates by amounts equal to the margin it receives from interruptible customers using pipeline capacity contracted by Gas Utility for retail core-market customers. As a result, Gas Utility operating results are more sensitive to the effects of heating-season weather and less sensitive to the market prices of alternative fuels.

Electric Utility

Electric Utility Restructuring Order. On June 19, 1998, the PUC entered its Opinion and Order ("Electricity Restructuring Order") in Electric Utility's restructuring proceeding pursuant to the Electricity Choice Act. Under the terms of the Electricity Restructuring Order, Electric Utility was authorized to recover $32.5 in stranded costs over a four-year period beginning January 1, 1999 through a Competitive Transition Charge ("CTC") together with carrying charges on unrecovered balances of 7.94% and to charge unbundled rates for generation, transmission and distribution services. Stranded costs are electric generation-related costs that traditionally would be recoverable in a regulated environment but may not be recoverable in a competitive electric generation market. Under the terms of the Electricity Restructuring Order and in accordance with the Electricity Choice Act, Electric Utility generally could not increase the generation component of prices during the period that stranded costs were being recovered through the CTC. Since January 1, 1999, all of Electric Utility's customers have been permitted to choose an alternative generation supplier.

The PUC approved a settlement establishing rules for Electric Utility Provider of Last Resort ("POLR") service on March 28, 2002, and a separate settlement that modified these rules on June 13, 2002 (collectively the "POLR Settlement") under which Electric Utility terminated stranded cost recovery through its CTC from commercial and industrial ("C&I") customers on July 31, 2002, and from residential customers on October 31, 2002, and is no longer subject to the statutory generation rate caps as of August 1, 2002 for C&I customers and as of November 1, 2002 for residential customers. Charges for generation service (1) were initially set at a level equal to the rates paid by Electric Utility customers for POLR service under the statutory rate caps; (2) may be raised at certain designated times by up to 5% of the total rate for distribution, transmission and generation through December 2004; and (3) may be set at market rates thereafter. Electric Utility may also offer multiple-year POLR contracts to its customers. The POLR Settlement provides for annual shopping periods during which customers may elect to remain on POLR service or choose an alternate supplier. Customers who do not select an alternate supplier will be obligated to remain on POLR service until the next shopping period. Residential customers who return to POLR service at a time other than during the annual shopping period must remain on POLR service until the date of the second open shopping period after returning. C&I customers who return to POLR service at a time other than during the annual shopping period must remain on POLR service until the next open shopping period, and may, in certain circumstances, be subject to generation rate surcharges. Consistent with the terms of the POLR Settlement, Electric Utility's POLR rates for commercial and industrial customers will increase beginning January 2004, and for residential customers beginning June 2004. Also, Electric Utility has offered and entered into multiple-year POLR contracts with certain of its customers. Additionally, pursuant to the requirements of the Electricity Choice Act, the PUC is currently developing post-rate cap POLR regulations that are expected to further define post-rate cap POLR service obligations and pricing. As of September 30, 2003, less than 1% of Electric Utility's customers have chosen an alternative electricity generation supplier.

Formation of Hunlock Creek Energy Ventures. On December 8, 2000, UGID contributed its coal-fired Hunlock Creek generating station ("Hunlock") and certain related assets having a net book value of approximately $4.2, and $6 in cash, to Energy Ventures, a general partnership jointly owned by us and a subsidiary of Allegheny Energy, Inc. ("Allegheny"). The contribution was recorded at carrying value and no gain was recognized by the Company. Also on December 8, 2000, Allegheny contributed a newly constructed, gas-fired combustion turbine generator to Energy Ventures to be operated at the Hunlock site. Under the terms of our arrangement with Allegheny, each partner is entitled to purchase 50% of the output of the joint venture at cost. Total purchases from Energy Ventures in 2003, 2002 and 2001 were $9.9, $9.8 and $8.0, respectively.

Regulatory Assets and Liabilities

The following regulatory assets and liabilities are included in our accompanying balance sheets at September 30:

	2003	2002
Regulatory assets:		
Income taxes recoverable	**$57.6**	$54.7
Other postretirement benefits	**2.2**	2.4
Deferred fuel costs	**–**	4.3
Other	**0.5**	0.6
Total regulatory assets	**$60.3**	$62.0
Regulatory liabilities:		
Other postretirement benefits	**$ 3.8**	$ 4.3
Deferred fuel costs	**14.7**	–
Total regulatory liabilities	**$18.5**	$ 4.3

Utilities' regulatory liabilities relating to other postretirement benefits and deferred fuel costs are included in "other noncurrent liabilities" and "other current liabilities," respectively, on the Consolidated Balance Sheets. Utilities does not recover a rate of return on its regulatory assets.

Note 4 – Debt

Long-term debt comprises the following at September 30:

	2003	2002
AmeriGas Propane:		
AmeriGas Partners Senior Notes:		
8.875%, due May 2011 (including unamortized premium of $6.4 and $1.6, respectively, effective rate – 8.56%)	**$ 366.4**	$ 241.6
10%, due April 2006 (less unamortized discount of $0.2, effective rate – 10.125%)	**59.8**	59.8
10.125%, due April 2007	**–**	85.0
AmeriGas OLP First Mortgage Notes:		
Series A, 9.34% – 11.71%, due April 2002 through April 2009 (including unamortized premium of $6.6 and $7.9, respectively, effective rate – 8.91%)	**166.6**	167.9
Series B, 10.07%, due April 2002 through April 2005 (including unamortized premium of $1.1 and $2.3, respectively, effective rate – 8.74%)	**81.1**	122.3
Series C, 8.83%, due April 2003 through April 2010	**96.3**	110.0
Series D, 7.11%, due March 2009 (including unamortized premium of $1.9 and $2.2, respectively, effective rate – 6.52%)	**71.9**	72.2
Series E, 8.50%, due July 2010 (including unamortized premium of $0.1, effective rate – 8.47%)	**80.1**	80.1
Other	**5.1**	6.9
Total AmeriGas Propane	**927.3**	945.8
UGI Utilities:		
Medium-Term Notes:		
7.25% Notes, due November 2017	**20.0**	20.0
7.17% Notes, due June 2007	**20.0**	20.0
7.37% Notes, due October 2015	**22.0**	22.0
6.73% Notes, due October 2002	**–**	26.0
6.62% Notes, due May 2005	**20.0**	20.0
7.14% Notes, due December 2005 (including unamortized premium of $0.3 and $0.4, respectively, effective rate – 6.64%)	**30.3**	30.4
7.14% Notes, due December 2005	**20.0**	20.0
5.53% Notes, due September 2012	**40.0**	40.0
5.37% Notes, due August 2013	**25.0**	–
6.50% Notes, due August 2033	**20.0**	–
6.50% Senior Notes, due August 2003	**–**	50.0
Total UGI Utilities	**217.3**	248.4
Other:		
FLAGA Acquisition Note, due through September 2006	**68.9**	64.3
FLAGA euro special purpose facility	**4.2**	10.8
Other	**5.8**	6.4
Total long-term debt	**1,223.5**	1,275.7
Less current maturities (including net unamortized premiums of $3.1 and $2.9, respectively)	**(65.0)**	(148.7)
Total long-term debt due after one year	**$1,158.5**	$1,127.0

Scheduled principal repayments of long-term debt due in fiscal years 2004 to 2008 follows:

	2004	2005	2006	2007	2008
AmeriGas Propane	$55.6	$55.5	$114.4	$54.1	$54.1
UGI Utilities	–	20.0	50.0	20.0	–
Other	6.3	11.9	56.1	1.5	3.1
Total	$61.9	$87.4	$220.5	$75.6	$57.2

AmeriGas Propane

AmeriGas Partners Senior Notes. The 8.875% Senior Notes generally cannot be redeemed at our option prior to May 20, 2006. A redemption premium applies thereafter through May 19, 2009. However, prior to May 20, 2004, AmeriGas Partners may use the proceeds of a public offering of Common Units to redeem up to 33% of the 8.875% Senior Notes at 108.875% plus accrued and unpaid interest. The 10% Senior Notes generally cannot be redeemed at our option prior to their maturity. AmeriGas Partners prepaid $15 of its 10.125% Senior Notes in November 2001 at a redemption price of 103.375% and the remaining $85 of its 10.125% Senior Notes in January 2003 at a redemption price of 102.25%, in each instance, including accrued interest. AmeriGas Partners recognized losses of $3.0 and $0.7 associated with these prepayments which amounts are reflected in "Loss on extinguishments of debt" in the 2003 and 2002 Consolidated Statements of Income, respectively. AmeriGas Partners may, under certain circumstances following the disposition of assets or a change of control, be required to offer to prepay its Senior Notes.

AmeriGas OLP First Mortgage Notes. AmeriGas OLP's First Mortgage Notes are collateralized by substantially all of its assets. The General Partner and Petrolane are co-obligors of the Series A, B, and C First Mortgage Notes, and the General Partner is co-obligor of the Series D and E First Mortgage Notes. AmeriGas OLP may prepay the First Mortgage Notes, in whole or in part. These prepayments include a make whole premium. Following the disposition of assets or a change of control, AmeriGas OLP may be required to offer to prepay the First Mortgage Notes, in whole or in part.

AmeriGas OLP Credit Agreement. AmeriGas OLP's Credit Agreement ("Credit Agreement") consists of (1) a Revolving Credit Facility and (2) an Acquisition Facility. AmeriGas OLP's obligations under the Credit Agreement are collateralized by substantially all of its assets. The General Partner and Petrolane are guarantors of amounts outstanding under the Credit Agreement.

Under the Revolving Credit Facility, AmeriGas OLP may borrow up to $100 (including a $100 sublimit for letters of credit) subject to restrictions in the AmeriGas Partners Senior Notes indentures (see "Restrictive Covenants" below). The Revolving Credit Facility may be used for working capital and general purposes of AmeriGas OLP. The Revolving Credit Facility expires on October 15, 2006, but may be extended for additional one-year periods with the consent of the participating banks representing at least 80% of the commitments thereunder. There were no borrowings outstanding under AmeriGas OLP's Revolving Credit Facility at September 30, 2003. AmeriGas OLP had borrowings under the Revolving Credit Facility totaling $10

Note 4 continued

at September 30, 2002, which we classify as bank loans. Issued and outstanding letters of credit, which reduce available borrowings under the Revolving Credit Facility, totaled $33.4 and $19.8 at September 30, 2003 and 2002, respectively.

The Acquisition Facility provides AmeriGas OLP with the ability to borrow up to $75 to finance the purchase of propane businesses or propane business assets or, to the extent it is not so used, may be used for working capital and general purposes. The Acquisition Facility operates as a revolving facility through October 15, 2006, at which time amounts then outstanding will be immediately due and payable. There were no amounts outstanding under the Acquisition Facility at September 30, 2003 and 2002.

The Revolving Credit Facility and the Acquisition Facility permit AmeriGas OLP to borrow at prevailing interest rates, including the base rate, defined as the higher of the Federal Funds rate plus 0.50% or the agent bank's prime rate (4.00% at September 30, 2003), or at a two-week, one-, two-, three-, or six-month Eurodollar Rate, as defined in the Credit Agreement, plus a margin. The margin on Eurodollar Rate borrowings (which ranges from 1.00% to 2.25%), and the Credit Agreement facility fee rate (which ranges from 0.25% to 0.50%) are dependent upon AmeriGas OLP's ratio of funded debt to earnings before interest expense, income taxes, depreciation and amortization ("EBITDA"), each as defined in the Credit Agreement.

General Partner Facility. AmeriGas OLP also has a revolving credit agreement with the General Partner under which it may borrow up to $20 for working capital and general purposes. This agreement is coterminous with, and generally comparable to, AmeriGas OLP's Revolving Credit Facility except that borrowings under the General Partner Facility are unsecured and subordinated to all senior debt of AmeriGas OLP. Interest rates on borrowings are based upon one-month offshore interbank offering rates. Facility fees are determined in the same manner as fees under the Revolving Credit Facility. UGI has agreed to contribute up to $20 to the General Partner to fund such borrowings.

Restrictive Covenants. The Senior Notes of AmeriGas Partners restrict the ability of the Partnership to, among other things, incur additional indebtedness, make investments, incur liens, issue preferred interests, prepay subordinated indebtedness, and effect mergers, consolidations and sales of assets. Under the Senior Notes indentures, AmeriGas Partners is generally permitted to make cash distributions equal to available cash, as defined, as of the end of the immediately preceding quarter, if certain conditions are met. These conditions include:

1. no event of default exists or would exist upon making such distributions and
2. the Partnership's consolidated fixed charge coverage ratio, as defined, is greater than 1.75-to-1.

If the ratio in item 2 above is less than or equal to 1.75-to-1, the Partnership may make cash distributions in a total amount not to exceed $24 less the total amount of distributions made during the immediately preceding 16 fiscal quarters. At September 30, 2003, such ratio was 2.79-to-1.

The Credit Agreement and the First Mortgage Notes restrict the incurrence of additional indebtedness and also restrict certain liens, guarantees, investments, loans and advances, payments, mergers, consolidations, asset transfers, transactions with affiliates, sales of assets, acquisitions and other transactions. The Credit Agreement and First Mortgage Notes require the ratio of total indebtedness, as defined, to EBITDA, as defined (calculated on a rolling four-quarter basis or eight-quarter basis divided by two), to be less than or equal to 4.75-to-1 with respect to the Credit Agreement and 5.25-to-1 with respect to the First Mortgage Notes. In addition, the Credit Agreement requires that AmeriGas OLP maintain a ratio of EBITDA to interest expense, as defined, of at least 2.25-to-1 on a rolling four-quarter basis. Generally, as long as no default exists or would result, AmeriGas OLP is permitted to make cash distributions not more frequently than quarterly in an amount not to exceed available cash, as defined, for the immediately preceding calendar quarter. At September 30, 2003, the Partnership was in compliance with its financial covenants.

UGI Utilities

Revolving Credit Agreements. At September 30, 2003, UGI Utilities had revolving credit agreements with five banks providing for borrowings of up to $107. These agreements are currently scheduled to expire in June 2005 and 2006. UGI Utilities may borrow at various prevailing interest rates, including LIBOR and the banks' prime rate. UGI Utilities pays quarterly commitment fees on these credit lines. UGI Utilities had revolving credit agreement borrowings totaling $40.7 at September 30, 2003 and $37.2 at September 30, 2002, which we classify as bank loans. The weighted-average interest rates on UGI Utilities bank loans were 1.63% at September 30, 2003 and 2.35% at September 30, 2002.

Restrictive Covenants. UGI Utilities' credit agreements have restrictions on such items as total debt, debt service, and payments for investments. They also require consolidated tangible net worth of at least $125. At September 30, 2003, UGI Utilities was in compliance with these financial covenants.

Other

At September 30, 2003, FLAGA's multi-currency acquisition note ("Acquisition Note") consisted of $9.9 of U.S. dollar denominated obligations and 50.6 million of euro-denominated obligations. The U.S. dollar denominated obligations under the Acquisition Note bear interest at fixed rates ranging from 5.14% to 5.92% while the eurodollar obligations bear interest at a rate of 1.25% over one- to twelve-month euribor rates (as chosen by FLAGA from time to time). The effective interest rates on the Acquisition Note at September 30, 2003 and September 30, 2002 were 4.00% and 4.86%, respectively. FLAGA may prepay the Acquisition Note, in whole or in part. Prior to March 11, 2005, such prepayments shall be at a premium.

At September 30, 2003, FLAGA has a 15 million euro working capital loan commitment from a European bank. The working capital facility expires in November 2004, but may be extended with the bank's consent. Loans under the working capital facility, as well as borrowings under FLAGA's special purpose facility, bear interest at market rates. The weighted-average interest rates on FLAGA's working capital facility were 3.40% at September 30, 2003 and 4.40% at September 30, 2002. Borrowings under the working capital facility at September 30, 2003 and 2002 totaled 13.6 million euro ($15.9 U.S. dollar equivalent) and 8.7 million euro ($8.6 U.S. dollar equivalent), respectively, and are classified as bank loans.

The FLAGA Acquisition Note, special purpose facility and working capital facility are subject to guarantees of UGI. In addition, under certain conditions regarding changes in the credit rating of UGI Utilities' long-term debt, the lending bank may require UGI to grant additional security or may accelerate repayment of the debt.

Note 5 – Income Taxes

Income (loss) before income taxes comprises the following:

	2003	2002	2001
Domestic	$157.1	$117.2	$103.0
Foreign	3.7	6.8	(4.0)
Total income before income taxes	$160.8	$124.0	$ 99.0

The provisions for income taxes consist of the following:

	2003	2002	2001
Current expense:			
Federal	$48.1	$26.5	$39.2
State	15.4	9.3	11.7
Foreign	–	0.1	–
Total current expense	63.5	35.9	50.9
Deferred (benefit) expense:			
Federal	2.3	11.8	(2.9)
State	(3.6)	(0.4)	(1.2)
Foreign	(1.1)	–	(1.0)
Investment tax credit amortization	(0.4)	(0.4)	(0.4)
Total deferred (benefit) expense	(2.8)	11.0	(5.5)
Total income tax expense	$60.7	$46.9	$45.4

A reconciliation from the statutory federal tax rate to our effective tax rate is as follows:

	2003	2002	2001
Statutory federal tax rate	35.0%	35.0%	35.0%
Difference in tax rate due to:			
State income taxes, net of federal	4.6	5.3	7.3
Goodwill amortization	–	–	4.4
Other, net	(1.8)	(2.5)	(0.8)
Effective tax rate	37.8%	37.8%	45.9%

Deferred tax liabilities (assets) comprise the following at September 30:

	2003	2002
Excess book basis over tax basis of property, plant and equipment	$224.3	$199.2
Utility regulatory assets	25.0	25.7
Pension plan asset	11.0	10.5
Other	16.7	15.0
Gross deferred tax liabilities	277.0	250.4
Self-insured property and casualty liability	(9.9)	(9.0)
Employee-related benefits	(20.6)	(16.2)
Premium on long-term debt	(3.0)	(2.5)
Deferred investment tax credits	(3.3)	(3.5)
Utility regulatory liabilities	(7.7)	(1.8)
Operating loss carryforwards	(17.0)	(13.3)
Allowance for doubtful accounts	(3.9)	(2.4)
Other	(13.7)	(13.8)
Gross deferred tax assets	(79.1)	(62.5)
Deferred tax assets valuation allowance	1.7	1.9
Net deferred tax liabilities	$199.6	$189.8

Deferred income taxes of approximately $4.4 have not been provided on the excess of book basis over tax basis of our equity investment in AGZ Holdings, the parent company of Antargaz, because the Company's intent is to reinvest all equity earnings.

UGI Utilities had recorded deferred tax liabilities of approximately $37.0 as of September 30, 2003 and $35.5 as of September 30, 2002, pertaining to utility temporary differences, principally a result of accelerated tax depreciation for state income tax purposes, the tax benefits of which previously were or will be flowed through to ratepayers. These deferred tax liabilities have been reduced by deferred tax assets of $3.3 at September 30, 2003 and $3.5 at September 30, 2002, pertaining to utility deferred investment tax credits. UGI Utilities had recorded regulatory income tax assets related to these net deferred taxes of $57.6 as of September 30, 2003 and $54.7 as of September 30, 2002. These regulatory income tax assets represent future revenues expected to be recovered through the ratemaking process. We will recognize this regulatory income tax asset in deferred tax expense as the corresponding temporary differences reverse and additional income taxes are incurred.

Foreign net operating loss carryforwards of FLAGA totaled approximately $44.5 of which $7.9 expires through 2010 and $36.6 of which has no expiration date. At September 30, 2003, deferred tax assets relating to operating loss carryforwards include those of FLAGA and $2.1 of deferred tax assets associated with state net operating loss carryforwards expiring through 2023. Substantially all of our deferred tax valuation allowances relate to state operating loss carryforwards.

(Millions of dollars, except per share amounts and where indicated otherwise)

Note 6 – Employee Retirement Plans

Defined Benefit Pension and Other Postretirement Plans. We sponsor a defined benefit pension plan ("UGI Utilities Pension Plan") for employees of UGI, UGI Utilities, and certain of UGI's other wholly owned subsidiaries. In addition, we provide postretirement health care benefits to certain retirees and a limited number of active employees meeting certain age and service requirements, and postretirement life insurance benefits to nearly all domestic active and retired employees.

The following provides a reconciliation of projected benefit obligations, plan assets, and funded status of these plans as of September 30:

	Pension Benefits		Other Postretirement Benefits	
	2003	2002	**2003**	2002
Change in benefit obligations:				
Benefit obligations – beginning of year	**$190.9**	$165.2	**$ 27.3**	$ 21.3
Service cost	**4.5**	3.6	**0.2**	0.1
Interest cost	**13.0**	12.5	**1.8**	1.7
Plan amendments	**–**	0.4	**–**	–
Actuarial loss	**10.5**	18.6	**1.1**	5.8
Benefits paid	**(9.4)**	(9.4)	**(1.6)**	(1.6)
Benefit obligations – end of year	**$209.5**	$190.9	**$ 28.8**	$ 27.3
Change in plan assets:				
Fair value of plan assets – beginning of year	**$166.1**	$183.7	**$ 7.8**	$ 7.0
Actual return on plan assets	**27.2**	(8.3)	**0.2**	0.1
Employer contributions	**–**	–	**2.6**	2.3
Benefits paid	**(9.4)**	(9.3)	**(1.6)**	(1.6)
Fair value of plan assets – end of year	**$183.9**	$166.1	**$ 9.0**	$ 7.8
Funded status of the plans	**$ (25.6)**	$ (24.8)	**$(19.8)**	$(19.5)
Unrecognized net actuarial loss	**51.2**	50.2	**5.9**	4.7
Unrecognized prior service cost	**2.4**	3.0	**–**	–
Unrecognized net transition (asset) obligation	**(1.4)**	(3.0)	**7.7**	8.7
Prepaid (accrued) benefit cost – end of year	**$ 26.6**	$ 25.4	**$ (6.2)**	$ (6.1)
Assumptions as of September 30:				
Discount rate	**6.2%**	6.8%	**6.2%**	6.8%
Expected return on plan assets	**9.0%**	9.5%	**6.0%**	6.0%
Rate of increase in salary levels	**4.0%**	4.5%	**4.0%**	4.5%

Net pension income is determined using assumptions as of the beginning of each year. Funded status is determined using assumptions as of the end of each year.

Net periodic pension income and other postretirement benefit costs include the following components:

	Pension Benefits			Other Postretirement Benefits		
	2003	2002	2001	**2003**	2002	2001
Service cost	**$ 4.5**	$ 3.6	$ 3.1	**$ 0.2**	$ 0.1	$ 0.1
Interest cost	**13.0**	12.5	12.1	**1.8**	1.7	1.6
Expected return on assets	**(17.9)**	(19.1)	(18.9)	**(0.4)**	(0.3)	(0.3)
Amortization of:						
Transition (asset) obligation	**(1.6)**	(1.6)	(1.6)	**0.9**	0.9	0.9
Prior service cost	**0.6**	0.6	0.6	**–**	–	–
Actuarial (gain) loss	**0.3**	–	(1.2)	**0.1**	(0.1)	(0.1)
Net benefit cost (income)	**(1.1)**	(4.0)	(5.9)	**2.6**	2.3	2.2
Change in regulatory assets and liabilities	**–**	–	–	**1.0**	1.2	1.4
Net expense (income)	**$ (1.1)**	$ (4.0)	$ (5.9)	**$ 3.6**	$ 3.5	$ 3.6

UGI Utilities Pension Plan assets are held in trust and consist principally of equity and fixed income mutual funds and a commingled bond fund. UGI Common Stock comprised approximately 7% of trust assets at September 30, 2003. Although the UGI Utilities Pension Plan projected benefit obligations exceeded plan assets at September 30, 2003 and 2002, plan assets exceeded accumulated benefit obligations by $7.3 and $7.2, respectively.

Pursuant to orders issued by the PUC, UGI Utilities has established a Voluntary Employees' Beneficiary Association ("VEBA") trust to pay retiree health care and life insurance benefits and to fund the UGI Utilities' postretirement benefit liability. UGI Utilities is required to fund its postretirement benefit obligations by depositing into the VEBA the annual amount of postretirement benefits costs determined under SFAS No. 106, "Employers Accounting for Postretirement Benefits Other than Pensions." The difference between such amounts and amounts included in UGI Utilities' rates is deferred for future recovery from, or refund to, ratepayers. VEBA investments consist principally of equity and fixed income mutual funds.

The assumed health care cost trend rates are 11.0% for fiscal 2004, decreasing to 5.5% in fiscal 2010. A one percentage point change in the assumed health care cost trend rate would change the 2003 postretirement benefit cost and obligation as follows:

	1% Increase	1% Decrease
Effect on total service and interest costs	$0.1	$(0.1)
Effect on postretirement benefit obligation	$1.6	$(1.4)

We also sponsor unfunded retirement benefit plans for certain key employees. At September 30, 2003 and 2002, the projected benefit obligations of these plans were $11.9 and $7.9, respectively. We recorded expense for these plans of $1.9 in 2003, $1.4 in 2002 and $1.2 in 2001.

Defined Contribution Plans. We sponsor 401(k) savings plans for eligible employees of UGI, UGI Utilities, AmeriGas Propane, HVAC and certain of UGI's other wholly owned domestic subsidiaries. Generally, participants in these plans may contribute a portion of their compensation on either a before-tax basis, or on both a before-tax and after-tax basis. These plans also provide for either mandatory or discretionary employer matching contributions at various rates. The cost of benefits under the savings plans totaled $7.3 in 2003, $4.5 in 2002 and $6.2 in 2001.

Note 7 – Inventories

Inventories comprise the following at September 30:

	2003	2002
Propane gas	**$ 53.8**	$ 40.4
Utility fuel and gases	**54.6**	36.6
Materials, supplies and other	**28.2**	32.2
Total inventories	**$136.6**	$109.2

Note 8 – Series Preferred Stock

The UGI Series Preferred Stock, including both series subject to and series not subject to mandatory redemption, has 5,000,000 shares authorized for issuance. We had no shares of UGI Series Preferred Stock outstanding at September 30, 2003 or 2002.

UGI Utilities Series Preferred Stock, including both series subject to and series not subject to mandatory redemption, has 2,000,000 shares authorized for issuance. The holders of shares of UGI Utilities Series Preferred Stock have the right to elect a majority of UGI Utilities' Board of Directors (without cumulative voting) if dividend payments on any series are in arrears in an amount equal to four quarterly dividends. This election right continues until the arrearage has been cured. We have paid cash dividends at the specified annual rates on all outstanding UGI Utilities Series Preferred Stock.

At September 30, 2003 and 2002, UGI Utilities had outstanding 200,000 shares of $7.75 Series cumulative preferred stock. UGI Utilities is required to establish a sinking fund to redeem on October 1 in each year, commencing October 1, 2004, 10,000 shares of its $7.75 Series at a price of $100 per share. The $7.75 Series is redeemable, in whole or in part, at the option of UGI Utilities on or after October 1, 2004, at a price of $100 per share. All outstanding shares of $7.75 Series are subject to mandatory redemption on October 1, 2009, at a price of $100 per share.

Note 9 – Common Stock and Incentive Stock Award Plans

Common Stock share activity for 2001, 2002 and 2003 follows:

	Issued	Treasury	Outstanding
Balance September 30, 2000	49,798,097	(9,307,533)	40,490,564
Issued:			
Employee and director plans	–	361,559	361,559
Dividend reinvestment plan	–	148,218	148,218
Reacquired	–	(55,745)	(55,745)
Balance September 30, 2001	49,798,097	(8,853,501)	40,944,596
Issued:			
Employee and director plans	–	482,794	482,794
Dividend reinvestment plan	–	130,593	130,593
Reacquired	–	(5,388)	(5,388)
Balance September 30, 2002	49,798,097	(8,245,502)	41,552,595
Issued:			
Employee and director plans	–	1,050,921	1,050,921
Dividend reinvestment plan	–	97,665	97,665
Reacquired	–	(1,823)	(1,823)
Balance September 30, 2003	49,798,097	(7,098,739)	42,699,358

Stock Option and Incentive Plans. Under UGI's current employee stock option and incentive plans, we may grant options to acquire shares of Common Stock, or issue awards of restricted stock, to key employees. The exercise price for options granted under these plans may not be less than the fair market value on the grant date. Grants of stock options or awards of restricted stock under these plans may vest immediately or ratably over a period of years, and stock options generally can be exercised no later than ten years from the grant date.

Under the 2000 Stock Incentive Plan ("2000 Incentive Plan"), awards representing up to 1,650,000 shares of Common Stock may be granted in connection with stock options and awards of restricted stock. However, awards representing no more than 750,000 shares of restricted stock may be issued. In addition, the 2000 Incentive Plan provides that both option grants and restricted stock awards may provide for the crediting of Common Stock dividend equivalents to participants' accounts. Dividend equivalents will be paid in cash, and such payments may, at the participants' request, be deferred. Awards of restricted stock may be settled, at the option of the Company, in shares of Common Stock, cash, or a combination of Common Stock and cash. The actual number of shares (or their cash equivalent) ultimately issued, and the actual amount of dividend equivalents paid, is dependent upon the achievement of objective performance goals. During 2003, 2002 and 2001, the Company made restricted stock awards representing 81,750, 254,250, and 166,013 shares, respectively. At September 30, 2003, awards representing 458,813 shares of restricted stock were outstanding. In addition to the 2000 Incentive Plan, at September 30, 2003, there remained available for grant options to acquire 17,791 shares of Common Stock

(Millions of dollars, except per share amounts and where indicated otherwise)

Note 9 continued

under the 1997 Stock Option and Dividend Equivalent Plan ("1997 SODEP Plan"). In addition to the 2000 Incentive Plan and the 1997 SODEP Plan, we have non-qualified stock option plans under which we may grant options to acquire shares of Common Stock to key employees other than executive officers of UGI.

In addition to these employee incentive plans, UGI may grant options to acquire up to a total of 300,000 shares of Common Stock to each of UGI's nonemployee Directors. No Director may be granted options to acquire more than 15,000 shares of Common Stock in any calendar year, and the exercise price may not be less than the fair market value of the Common Stock on the grant date. Generally, all options will be fully vested on the grant date.

Stock option transactions under all of our plans for 2001, 2002, and 2003 follow:

	Shares	Average Option Price
Shares under option - September 30, 2000	2,825,466	$14.121
Granted	50,400	17.250
Exercised	(304,009)	13.871
Forfeited	(18,500)	13.885
Shares under option - September 30, 2001	2,553,357	14.214
Granted	714,375	20.470
Exercised	(437,967)	14.019
Shares under option - September 30, 2002	2,829,765	15.857
Granted	694,500	25.179
Exercised	(997,526)	14.681
Forfeited	(44,250)	22.725
Shares under option - September 30, 2003	2,482,489	18.818
Options exercisable 2001	1,651,356	14.533
Options exercisable 2002	1,706,889	14.515
Options exercisable 2003	1,428,987	15.454

The following table presents additional information relating to stock options outstanding and exercisable at September 30, 2003:

	Range of exercise prices	
	$13.58 - $20.40	$20.41 - $25.61
Options outstanding at September 30, 2003:		
Number of options	1,754,114	728,375
Weighted average remaining contractual life (in years)	6.67	9.21
Weighted average exercise price	$16.24	$24.88
Options exercisable at September 30, 2003:		
Number of options	1,370,612	58,375
Weighted average exercise price	$15.08	$24.27

At September 30, 2003, 1,043,951 shares of Common Stock were available for future option grants or restricted stock awards under all of our stock option and incentive plans.

Other Stock-Based Compensation Plans and Awards. Under the AmeriGas Propane, Inc. 2000 Long-Term Incentive Plan ("2000 Propane Plan"), the General Partner may grant to key employees the right to receive a total of 500,000 AmeriGas Partners Common Units, or cash equivalent to the fair market value of such Common Units, upon the achievement of performance goals. In addition, the 2000 Propane Plan may provide for the crediting of Partnership distribution equivalents to participants' accounts. Distribution equivalents will be paid in cash and such payments may, at the participants' request, be deferred. The actual number of Common Units (or their cash equivalent) ultimately issued, and the actual amount of distribution equivalents paid, is dependent upon the achievement of performance goals. Generally, each grant, unless paid, will terminate when the participant ceases to be employed by the General Partner. We also have a nonexecutive Common Unit plan under which the General Partner may grant awards of up to a total of 200,000 Common Units to key employees who do not participate in the 2000 Propane Plan. Generally, awards under the nonexecutive plan vest at the end of a three-year period and will be paid in Common Units and cash. The General Partner made awards under the 2000 Propane Plan and the nonexecutive plan representing 112,500, 43,250 and 66,075 Common Units in 2003, 2002 and 2001, respectively. At September 30, 2003 and 2002, awards representing 209,336 and 105,825 Common Units, respectively, were outstanding.

Under the 1997 UGI Corporation Directors' Equity Compensation Plan ("1997 Directors' Plan"), we make annual awards to our nonemployee Directors of (1) "Units," each representing an interest equivalent to one share of Common Stock, and (2) Common Stock for a portion of their annual retainer. Through December 31, 2002, Directors could have elected to receive the cash portion of their retainer fee and all or a portion of their meeting fees in the form of Units. The 1997 Directors' Plan also provides for the crediting of dividend equivalents in the form of additional Units. Units and dividend equivalents are fully vested when credited to a Director's account and will be converted to shares of Common Stock and paid upon retirement or termination of service. Units issued relating to annual awards and deferred compensation totaled 7,218, 14,174 and 17,334 in 2003, 2002 and 2001, respectively. At September 30, 2003 and 2002, there were 106,069 and 94,778 Units, respectively, outstanding.

Fair Value Information. The per share weighted-average fair value of stock options granted under our option plans was $2.60 in 2003, $3.27 in 2002 and $2.90 in 2001. These amounts were determined using the Black-Scholes option pricing model, which values options based on the stock price at the grant date, the expected life of the option, the estimated volatility of the stock, expected dividend payments, and the risk-free interest rate over the expected life of the option.

The assumptions we used for option grants during 2003, 2002 and 2001 are as follows:

	2003	2002	2001
Expected life of option	6 years	6 years	6 years
Expected volatility	21.6%	28.8%	29.1%
Expected dividend yield	6.1%	6.7%	6.6%
Risk free interest rate	3.1%	4.7%	5.0%

Stock Ownership Policy. Under the terms of our Stock Ownership Policy, executives and certain key employees are required to own UGI Common Stock having a fair value equal to approximately 40% to 450% of their base salaries. Prior to the enactment of the Sarbanes-Oxley Act of 2002, we offered full recourse, interest-bearing loans to employees in order to assist them in meeting the ownership requirements. Each loan may not exceed ten years and is collateralized by the Common Stock purchased. At September 30, 2003 and 2002, loans outstanding totaled $0.4 and $3.5, respectively. The Company is not currently offering loans under this program.

Note 10 – Preference Stock Purchase Rights

Holders of our Common Stock own one-third of one right (as described below) for each outstanding share of Common Stock. The rights expire in 2006. Each right entitles the holder to purchase one one-hundredth of a share of First Series Preference Stock, without par value, at an exercise price of $120 per one one-hundredth of a share or, under the circumstances summarized below, to purchase the Common Stock described in the following paragraph. The rights are exercisable only if a person or group, other than certain underwriters:

1. acquires 20% or more of our Common Stock ("Acquiring Person") or
2. announces or commences a tender offer for 30% or more of our Common Stock.

We are entitled to redeem the rights at five cents per right at any time before the earlier of:

1. the expiration of the rights in April 2006 or
2. ten days after a person or group has acquired 20% of our Common Stock if a majority of continuing Directors concur and, in certain circumstances, thereafter.

Each holder of a right, other than an Acquiring Person, is entitled to purchase, at the exercise price of the right, Common Stock having a market value of twice the exercise price of the right if:

1. an Acquiring Person merges with UGI or engages in certain other transactions with us or
2. a person acquires 40% or more of our Common Stock.

In addition, if, after UGI (or an Acquiring Person) publicly announces that an Acquiring Person has become such, UGI engages in a merger or other business combination transaction in which:

1. we are not the surviving corporation, or
2. we are the surviving corporation, but our Common Stock is changed or exchanged, or
3. 50% or more of our assets or earning power is sold or transferred, then each holder of a right is entitled to purchase, at the exercise price of the right, common stock of the acquiring company having a market value of twice the exercise price of the right.

The rights have no voting or dividend rights and, until exercisable, have no dilutive effect on our earnings.

Note 11 – Partnership Distributions

The Partnership makes distributions to its partners approximately 45 days after the end of each fiscal quarter in a total amount equal to its Available Cash for such quarter. Available Cash generally means:

1. all cash on hand at the end of such quarter,
2. plus all additional cash on hand as of the date of determination resulting from borrowings after the end of such quarter,
3. less the amount of cash reserves established by the General Partner in its reasonable discretion.

The General Partner may establish reserves for the proper conduct of the Partnership's business and for distributions during the next four quarters. In addition, certain of the Partnership's debt agreements require reserves be established for the payment of debt principal and interest.

Distributions of Available Cash are made 98% to limited partners and 2% to the General Partner. The Partnership may pay an incentive distribution if Available Cash exceeds the Minimum Quarterly Distribution of $0.55 ("MQD") on all units.

Note 12 – Commitments and Contingencies

We lease various buildings and other facilities and transportation, computer, and office equipment under operating leases. Certain of our leases contain renewal and purchase options and also contain escalation clauses. Our aggregate rental expense for such leases was $47.4 in 2003, $46.5 in 2002 and $38.4 in 2001.

Minimum future payments under operating leases that have initial or remaining noncancelable terms in excess of one year are as follows:

	2004	2005	2006	2007	2008	After 2008
AmeriGas Propane	$35.7	$30.7	$25.7	$21.3	$17.9	$39.6
UGI Utilities	2.9	2.4	2.1	1.8	1.0	3.2
International Propane and other	1.5	1.2	0.9	0.7	0.6	0.1
Total	$40.1	$34.3	$28.7	$23.8	$19.5	$42.9

Gas Utility has gas supply agreements with producers and marketers with terms not exceeding one year. Gas Utility also has agreements for firm pipeline transportation and storage capacity, which Gas Utility may terminate at various dates through 2016. Gas Utility's costs associated with transportation and storage capacity agreements are included in its annual PGC filing with the PUC and are recoverable through PGC rates. In addition, Gas Utility has short-term gas supply agreements which permit it to purchase certain of its gas supply needs on a firm or interruptible basis at spot-market prices.

Electric Utility purchases its capacity requirements and electric energy needs under contracts with various suppliers and on the spot market. Contracts with producers for capacity and energy needs expire at various dates through 2008.

Energy Services enters into fixed price contracts with suppliers to purchase natural gas to meet its sales commitments. Generally, these contracts have terms of less than two years.

The Partnership enters into fixed price contracts to purchase a portion of its supply requirements. These contracts generally have terms of less than one year.

(Millions of dollars, except per share amounts and where indicated otherwise)

Note 12 continued

The following table presents contractual obligations under Gas Utility, Electric Utility, Energy Services and AmeriGas Propane supply, storage and service contracts existing at September 30, 2003:

	2004	2005	2006	2007	2008	After 2008
Gas Utility and Electric Utility supply, storage and service contracts	$157.1	$ 87.9	$48.1	$25.1	$14.7	$74.0
Energy Services supply contracts	435.3	65.6	8.1	1.4	–	–
AmeriGas Propane supply contracts	16.7	–	–	–	–	–
Total	$609.1	$153.5	$56.2	$26.5	$14.7	$74.0

The Partnership also enters into contracts to purchase propane to meet additional supply requirements. Generally, these contracts are one- to three-year agreements subject to annual review and call for payment based on either fixed prices or market prices at date of delivery.

The Partnership has succeeded to certain lease guarantee obligations of Petrolane relating to Petrolane's divestiture of non-propane operations before its 1989 acquisition by QFB Partners. Future lease payments under these leases total approximately $15 at September 30, 2003. The leases expire through 2010 and some of them are currently in default. The Partnership has succeeded to the indemnity agreement of Petrolane by which Texas Eastern Corporation ("Texas Eastern"), a prior owner of Petrolane, agreed to indemnify Petrolane against any liabilities arising out of the conduct of businesses that do not relate to, and are not a part of, the propane business, including lease guarantees. In December 1999, Texas Eastern filed for dissolution under the Delaware General Corporation Law. In May 2001, Petrolane filed a declaratory judgment action in the Delaware Chancery Court seeking confirmation of Texas Eastern's indemnification obligations and judicial supervision of Texas Eastern's dissolution to ensure that its indemnification obligations to Petrolane are paid or adequately provided for in accordance with law. Those proceedings are pending. Pursuant to a Liquidation and Winding Up Agreement dated September 17, 2002, PanEnergy Corporation ("PanEnergy"), Texas Eastern's sole stockholder, assumed all of Texas Eastern's liabilities as of December 20, 2002, to the extent of the value of Texas Eastern's assets transferred to PanEnergy as of that date (which was estimated to exceed $94), and to the extent that such liabilities arise within ten years from Texas Eastern's date of dissolution. Notwithstanding the dissolution proceeding, and based on Texas Eastern previously having satisfied directly defaulted lease obligations without the Partnership's having to honor its guarantee, we believe that the probability that the Partnership will be required to directly satisfy the lease obligations subject to the indemnification agreement is remote.

On August 21, 2001, AmeriGas Partners, through AmeriGas OLP, acquired the propane distribution businesses of Columbia Energy Group (the "2001 Acquisition") pursuant to the terms of a purchase agreement (the "2001 Acquisition Agreement") by and among Columbia Energy Group ("CEG"), Columbia Propane Corporation ("Columbia Propane"), Columbia Propane, L.P. ("CPLP"), CP Holdings, Inc. ("CPH," and together with Columbia Propane and CPLP, the "Company Parties"), AmeriGas Partners, AmeriGas OLP and the General Partner (together with AmeriGas Partners and AmeriGas OLP, the "Buyer Parties"). As a result of the 2001 Acquisition, AmeriGas OLP acquired all of the stock of Columbia Propane and CPH and substantially all of the partnership interests of CPLP. Under the terms of an earlier acquisition agreement (the "1999 Acquisition Agreement"), the Company Parties agreed to indemnify the former general partners of National Propane Partners, L.P. (a predecessor company of the Columbia Propane businesses) and an affiliate (collectively, "National General Partners") against certain income tax and other losses that they may sustain as a result of the 1999 acquisition by CPLP of National Propane Partners, L.P. (the "1999 Acquisition") or the operation of the business after the 1999 Acquisition ("National Claims"). At September 30, 2003, the potential amount payable under this indemnity by the Company Parties was approximately $65. These indemnity obligations will expire on the date that CPH acquires the remaining outstanding partnership interest of CPLP, which is expected to occur on or after July 19, 2009.

Under the terms of the 2001 Acquisition Agreement, CEG agreed to indemnify the Buyer Parties and the Company Parties against any losses that they sustain under the 1999 Acquisition Agreement and related agreements ("Losses"), including National Claims, to the extent such claims are based on acts or omissions of CEG or the Company Parties prior to the 2001 Acquisition. The Buyer Parties agreed to indemnify CEG against Losses, including National Claims, to the extent such claims are based on acts or omissions of the Buyer Parties or the Company Parties after the 2001 Acquisition. CEG and the Buyer Parties have agreed to apportion certain losses resulting from National Claims to the extent such losses result from the 2001 Acquisition itself.

From the late 1800s through the mid-1900s, UGI Utilities and its former subsidiaries owned and operated a number of manufactured gas plants ("MGPs") prior to the general availability of natural gas. Some constituents of coal tars and other residues of the manufactured gas process are today considered hazardous substances under the Superfund Law and may be present on the sites of former MGPs. Between 1882 and 1953, UGI Utilities owned the stock of subsidiary gas companies in Pennsylvania and elsewhere and also operated the businesses of some gas companies under agreement. Pursuant to the requirements of the Public Utility Holding Company Act of 1935, UGI Utilities divested all of its utility operations other than those which now constitute Gas Utility and Electric Utility.

UGI Utilities does not expect its costs for investigation and remediation of hazardous substances at Pennsylvania MGP sites to be material to its results of operations because Gas Utility is currently permitted to include in rates, through future base rate proceedings, prudently incurred remediation costs associated with such sites. UGI Utilities has been notified of several sites outside Pennsylvania on which (1) MGPs were formerly operated by it or owned or operated by its former subsidiaries and (2) either environmental agencies or private parties are investigating the extent of environmental contamination or performing environmental remediation. UGI Utilities is currently litigating three claims against it relating to out-of-state sites.

Management believes that under applicable law UGI Utilities should not be liable in those instances in which a former subsidiary owned or operated an MGP. There could be, however, significant future costs of an uncertain amount associated with environmental damage caused by MGPs outside Pennsylvania that UGI Utilities directly operated, or that were owned or operated by former subsidiaries of UGI Utilities, if a court were to conclude that (1) the subsidiary's separate corporate form should be disregarded or (2) UGI Utilities should be considered to have been an operator because of its conduct with respect to its subsidiary's MGP.

With respect to a manufactured gas plant site in Manchester, New Hampshire, EnergyNorth Natural Gas, Inc. ("EnergyNorth") filed suit against UGI Utilities seeking contribution from UGI Utilities for response and remediation costs associated with the contamination on the site of a former MGP allegedly operated by former subsidiaries of UGI Utilities. UGI Utilities and EnergyNorth agreed to a settlement of this matter in June 2003. UGI Utilities recorded its estimated liability for contingent payments to EnergyNorth under the terms of the settlement agreement which did not have a material effect on Fiscal 2003 net income.

In April 2003, Citizens Communications Company ("Citizens") served a complaint naming UGI Utilities as a third-party defendant in a civil action pending in United States District Court for the District of Maine. In that action, the plaintiff, City of Bangor, Maine ("City"), sued Citizens to recover environmental response costs associated with MGP wastes generated at a plant allegedly operated by Citizens' predecessors at a site on the Penobscot River. Citizens subsequently joined UGI Utilities and ten other third party defendants alleging that the third-party defendants are responsible for an equitable share of costs Citizens may be required to pay to the City for cleaning up tar deposits in the Penobscot River. The City believes that it could cost as much as $50 to clean up the river. UGI Utilities believes that it has good defenses to the claim.

By letter dated July 29, 2003, Atlanta Gas Light Company ("AGL") served UGI Utilities with a complaint filed in the United States District Court for the Middle District of Florida in which AGL alleges that UGI Utilities is responsible for 20% of approximately $8.0 incurred by AGL in the investigation and remediation of a former MGP site in St. Augustine, Florida. UGI Utilities formerly owned stock of the St. Augustine Gas Company, the owner and operator of the MGP. UGI Utilities believes that it has good defenses to the claim and is defending the suit.

On September 20, 2001, Consolidated Edison Company of New York ("ConEd") filed suit against UGI Utilities in the United States District Court for the Southern District of New York, seeking contribution from UGI Utilities for an allocated share of response costs associated with investigating and assessing gas plant related contamination at former MGP sites in Westchester County, New York. The complaint alleges that UGI Utilities "owned and operated" the MGPs prior to 1904. The complaint also seeks a declaration that UGI Utilities is responsible for an allocated percentage of future investigative and remedial costs at the sites. ConEd believes that the cost of remediation for all of the sites could exceed $70. UGI Utilities believes that it has good defenses to the claim and is defending the suit. In November 2003, the court granted UGI Utilities' motion for summary judgement in part, dismissing all claims premised on a disregard of the separate corporate form of UGI Utilities' former subsidiaries and dismissing claims premised on UGI Utilities' operation of three of the MGPs under operating leases with ConEd's predecessors. The court reserved decision on the remaining theory of liability, that UGI Utilities was a direct operator of the remaining MGPs.

In addition to these matters, there are other pending claims and legal actions arising in the normal course of our businesses. We cannot predict with certainty the final results of environmental and other matters. However, it is reasonably possible that some of them could be resolved unfavorably to us. Although we currently believe, after consultation with counsel, that damages or settlements, if any, recovered by the plaintiffs in such claims or actions will not have a material adverse effect on our financial position, damages or settlements could be material to our operating results or cash flows in future periods depending on the nature and timing of future developments with respect to these matters and the amounts of future operating results and cash flows.

Note 13 – Financial Instruments

In accordance with its propane price risk management policy, the Partnership uses derivative instruments, including price swap and option contracts and contracts for the forward sale of propane, to manage the cost of a portion of its forecasted purchases of propane and to manage market risk associated with propane storage inventories. These derivative instruments have been designated by the Partnership as cash flow or fair value hedges under SFAS 133. The fair values of these derivative instruments are affected by changes in propane product prices. In addition to these derivative instruments, the Partnership may also enter into contracts for the forward purchase of propane as well as fixed-price supply agreements to manage propane market price risk. These contracts generally qualify for the normal purchases and normal sales exception of SFAS 133 and therefore are not adjusted to fair value. FLAGA also uses derivative instruments, principally price swap contracts, to reduce market risk associated with purchases of propane. These contracts may or may not qualify for hedge accounting under SFAS 133.

Energy Services uses exchange-traded natural gas futures contracts to manage market risk associated with forecasted purchases of natural gas it sells under firm commitments. These derivative instruments are designated as cash flow hedges. The fair values of these futures contracts are affected by changes in natural gas prices.

During 2003 and 2002, Gas Utility entered into natural gas call option contracts to reduce volatility in the cost of gas it purchases for retail core-market customers. Because net gains or losses associated with these contracts will be included in Gas Utility's PGC recovery mechanism, as these contracts are marked to market in accordance with SFAS 133, any gains or losses are deferred for future recovery from or refund to Gas Utility ratepayers.

During 2001, we used a managed program of derivative instruments including natural gas and oil futures contracts, to preserve gross margin associated with certain of our natural gas customers. These contracts were designated as cash flow hedges.

(Millions of dollars, except per share amounts and where indicated otherwise)

Note 13 continued

Gas Utility and Electric Utility are parties to a number of contracts that have elements of a derivative instrument. These contracts include, among others, binding purchase orders, contracts which provide for the delivery of natural gas, and service contracts that require the counterparty to provide commodity storage, transportation or capacity service to meet our normal sales commitments. Although many of these contracts have the requisite elements of a derivative instrument, these contracts are not subject to the accounting requirements of SFAS 133 because they provide for the delivery of products or services in quantities that are expected to be used in the normal course of operating our business or the value of the contract is directly associated with the price or value of a service.

On occasion, we enter into interest rate protection agreements ("IRPAs") designed to manage interest rate risk associated with planned issuances of fixed-rate long-term debt. We designate these IRPAs as cash flow hedges. Gains or losses on IRPAs are included in other comprehensive income and are reclassified to interest expense as the interest expense on the associated debt issue affects earnings.

During the year ended September 30, 2003 and 2002, the net pre-tax loss recognized in earnings representing cash flow hedge ineffectiveness was $3.1 and $2.1, respectively. During the year ended September 30, 2001, such amount was not material. The amount of cash flow hedge gains reclassified to net income because it became probable that the original forecasted transactions would not occur was $1.0 in 2001.

Gains and losses included in accumulated other comprehensive income at September 30, 2003 relating to cash flow hedges will be reclassified into (1) cost of sales when the forecasted purchase of propane or natural gas subject to the hedges impacts net income and (2) interest expense when interest on anticipated issuances of fixed-rate long-term debt is reflected in net income. Included in accumulated other comprehensive income at September 30, 2003 are net after-tax losses of approximately $2.9 from IRPAs associated with forecasted issuances of debt generally anticipated to occur during the next two years. The amount of this net loss which is expected to be reclassified into net income during the next twelve months is not material. Also included in accumulated other comprehensive income at September 30, 2003 are net after-tax losses of approximately $1.2 principally associated with future purchases of natural gas and propane generally anticipated to occur during the next twelve months. The actual amount of gains or losses on unsettled derivative instruments that ultimately is reclassified into net income will depend upon the value of such derivative contracts when settled. The fair value of derivative instruments is included in other current assets, other assets, other current liabilities and other noncurrent liabilities in the Consolidated Balance Sheets.

The carrying amounts of financial instruments included in current assets and current liabilities (excluding unsettled derivative instruments and current maturities of long-term debt) approximate their fair values because of their short-term nature. The carrying amounts and estimated fair values of our remaining financial instruments (including unsettled derivative instruments) at September 30 are as follows:

	Carrying Amount	Estimated Fair Value
2003:		
Natural gas futures and options contracts	$ 1.1	$ 1.1
Propane swap and option contracts	(0.6)	(0.6)
Interest rate protection agreements	0.2	0.2
Long-term debt	1,223.5	1,337.7
UGI Utilities preferred shares subject to mandatory redemption	20.0	20.9
2002:		
Natural gas futures contracts	$ 5.1	$ 5.1
Propane swap and option contracts	9.8	9.8
Interest rate protection agreements	(4.0)	(4.0)
Long-term debt	1,275.7	1,328.1
UGI Utilities preferred shares subject to mandatory redemption	20.0	20.4

We estimate the fair value of long-term debt by using current market prices and by discounting future cash flows using rates available for similar type debt. The estimated fair value of UGI Utilities preferred shares subject to mandatory redemption is based on the fair value of redeemable preferred stock with similar credit ratings and redemption features. Fair values of derivative instruments reflect the estimated amounts that we would receive or pay to terminate the contracts at the reporting date based upon quoted market prices of comparable contracts at September 30, 2003 and 2002.

We have financial instruments such as short-term investments and trade accounts receivable, which could expose us to concentrations of credit risk. We limit our credit risk from short-term investments by investing only in investment-grade commercial paper, money market mutual funds and securities guaranteed by the U.S. Government or its agencies. The credit risk from trade accounts receivable is limited because we have a large customer base, which extends across many different U.S. markets. We attempt to minimize our credit risk associated with our derivative financial instruments through the application of credit policies.

Note 14 – Energy Services Accounts Receivable Securitization Facility

Energy Services has a $100 receivables purchase facility ("Receivables Facility") with an issuer of receivables-backed commercial paper expiring on August 26, 2006, although the Receivables Facility may terminate prior to such date due to the termination of the commitments of the Receivables Facility back-up purchasers. Under the Receivables Facility, Energy Services transfers, on an ongoing basis and without recourse, its trade accounts receivable to its wholly owned, special purpose subsidiary, Energy Services Funding Corporation ("ESFC"), which is consolidated for financial statement purposes. ESFC, in turn, has sold, and subject to certain conditions, may from time to time sell, an undivided interest in the receivables to a commercial paper conduit of a major bank. The maximum level of funding available at any one time from this facility is $100. The proceeds of these sales are less than the face amount of the accounts receivable sold by an amount that approximates the purchaser's financing cost of issuing its own receivables-backed commercial paper. ESFC was created and has been structured to isolate its assets from creditors of Energy Services and its affiliates, including UGI. This two-step transaction is accounted for as a sale of receivables following the provisions of SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Energy Services continues to service, administer and collect trade receivables on behalf of the commercial paper issuer and ESFC.

During 2003 and 2002, Energy Services sold trade receivables totaling $651.3 and $302.4, respectively, to ESFC. During 2003 and 2002, ESFC sold an aggregate $196.0 and $34.0, respectively, of undivided interests in its trade receivables to the commercial paper conduit. At September 30, 2003, the outstanding balance of ESFC trade receivables was $38.5 which amount is net of $17 in trade receivables sold to the commercial paper conduit. At September 30, 2002, there were $22.9 of ESFC trade receivables outstanding and no receivables had been sold to the commercial paper conduit and removed from the balance sheet. Losses on sales of receivables to the commercial paper conduit that occurred during the years ended September 30, 2003 and 2002, which losses are included in other income, net, were $0.3 and $0.1, respectively.

In addition, a major bank has committed to issue up to $50 of standby letters of credit, secured by cash or marketable securities ("LC Facility"). Energy Services expects to fund the collateral requirements with borrowings under its Receivables Facility. The LC Facility expires on September 13, 2004.

Note 15 – Changes in Accounting

Tank Fee Revenue Recognition. In order to apply the guidance of SEC Staff Accounting Bulletin No. 101 entitled "Revenue Recognition," effective October 1, 2000, the Partnership changed its method of accounting for annually billed nonrefundable tank fees. Prior to the change in accounting, nonrefundable tank fees for installed Partnership-owned tanks were recorded as revenue when billed. Under the new accounting method, revenues from such fees are being recorded on a straight-line basis over one year. As a result of this change in accounting, on October 1, 2000, we recorded an after-tax charge of $2.1 representing the cumulative effect of the change in accounting on prior years. The change in accounting for nonrefundable tank fees did not have a material impact on reported revenues in 2003, 2002 and 2001.

Accounting for Tank Installation Costs. Effective October 1, 2000, the Partnership changed its method of accounting for tank installation costs which are not billed to customers. Prior to the change in accounting, costs to install Partnership-owned tanks at customer locations were expensed as incurred. Under the new accounting method, all such costs, net of amounts billed to customers, are capitalized in property, plant and equipment and amortized over the estimated period of benefit not exceeding ten years. The Partnership believes that this accounting method better matches the costs of installing Partnership-owned tanks with the periods benefited. As a result of this change in accounting, on October 1, 2000, we recorded after-tax income of $6.9 representing the cumulative effect of the change in accounting on prior years. The change in accounting for tank installation costs did not have a material effect on 2001 net income.

Cumulative Effect of Accounting Changes. The cumulative effect reflected on the 2001 Consolidated Statement of Income and related diluted per share amounts resulting from the above changes in accounting principles, as well as the cumulative effect resulting from the adoption of SFAS 133 (see Note 1), comprise the following:

	Pre-Tax Income (Loss)	Income Tax (Expense) Benefit	After-Tax Income (Loss)	Diluted Earnings (Loss) Per Share
Tank fees	$ (3.5)	$ 1.4	$ (2.1)	$(0.05)
Tank installation costs	11.3	(4.4)	6.9	0.17
SFAS 133	(0.4)	0.1	(0.3)	(0.01)
Total	$ 7.4	$(2.9)	$ 4.5	$ 0.11

Note 16 – Provision for Shut-down Costs – Hearth USA™

In September 2001, after evaluating the prospects for Hearth USA™ in light of the weak retail environment and the capital required to expand beyond its two-store pilot phase, we committed to close both of its stores and cease all operations by the end of October 2001. Hearth USA™ sold, installed and serviced hearth, grill and spa products and sold related accessories from two superstores located in Rockville, Maryland and Springfield, Virginia. As a result of this action, in September 2001 we recorded a pre-tax charge of $8.5. The pre-tax charge reflects $3.7 associated with the impairment of leasehold improvements; $3.2 for estimated costs associated with lease guaranty arrangements and the restoration of the leased facilities; $1.1 associated with the write-down of inventory to net realizable value; and $0.5 associated with vehicle lease, severance and other costs directly resulting from the decision to close the stores. These charges and accrued costs have been reflected in the 2001 Consolidated Statement of Income as "Provision for shut-down costs – Hearth USA™." At September 30, 2002, all amounts had been settled.

Note 17 – Other Income, Net

Other income, net, comprises the following:

	2003	2002	2001
Interest and interest-related income	**$ (6.6)**	$ (5.3)	$ (6.7)
Utility non-tariff service income	**(5.7)**	(5.7)	(5.4)
Gain on sales of fixed assets	**(1.6)**	(1.6)	(2.4)
Pension income	**(1.1)**	(4.0)	(5.9)
Other	**(4.8)**	(1.5)	(2.6)
Total other income, net	**$(19.8)**	$(18.1)	$(23.0)

(Millions of dollars, except per share amounts and where indicated otherwise)

Note 18 – Conversion of AmeriGas Partners Subordinated Units and Common Unit Issuance

In December 2002, the General Partner determined that the cash-based performance and distribution requirements for the conversion of the then-remaining 9,891,072 Subordinated Units of AmeriGas Partners, all of which were held by the General Partner, had been met in respect of the quarter ended September 30, 2002. As a result, in accordance with the Second Amended and Restated Agreement of Limited Partnership of AmeriGas Partners, L.P., the Subordinated Units were converted to an equivalent number of Common Units effective November 18, 2002. Concurrent with the Subordinated Unit conversion, the Company recorded a $157.0 increase in common stockholders' equity, and a corresponding decrease in minority interests in AmeriGas Partners, associated with gains from sales of Common Units by AmeriGas Partners in conjunction with, and subsequent to, the Partnership's April 19, 1995 initial public offering. These gains were determined in accordance with the guidance in SEC Staff Accounting Bulletin No. 51, "Accounting for Sales of Common Stock by a Subsidiary" ("SAB 51"). The gains resulted because the public offering prices of the AmeriGas Partners Common Units exceeded the associated carrying amount of our investment in the Partnership on the dates of their sale. Due to the preference nature of the Common Units, the Company was precluded from recording these gains until the Subordinated Units converted to Common Units. No deferred income taxes were recorded on these gains due to the Company's intent to hold its investment in the Partnership indefinitely. The changes to the Company's balance sheet resulting from the Subordinated Unit conversion had no effect on the Company's net income or cash flow and did not result in an increase in the number of AmeriGas Partners limited partner units outstanding.

On June 17, 2003, AmeriGas Partners sold 2,900,000 Common Units in an underwritten public offering at a public offering price of $27.12 per unit. The net proceeds of the public offering totaling $75.0 and associated capital contributions from the General Partner totaling $1.5, were contributed to AmeriGas OLP and used to reduce indebtedness under its bank credit agreement and for general partnership purposes. The underwriters' overallotment option expired unexercised. Concurrent with this sale of Common Units, the Company recorded a gain in the amount of $22.6 which is reflected in the Company's balance sheet as an increase in common stockholders' equity in accordance with the guidance in SAB 51. The gain had no effect on the Company's net income or cash flow.

Note 19 – Investments in Equity Investees

Our principal investments accounted for using the equity method and our approximate ownership interest in each at September 30, 2003 and 2002 are as follows:

Company	Percentage Ownership
Atlantic Energy	50.0%
AGZ Holdings	19.5%
China Gas Partners	50.0%
Hunlock Creek Energy Ventures	50.0%

Income (loss) from our equity investees comprises the following:

	2003	2002	2001
Equity in income (loss) of equity investees	$5.3	$ 6.0	$(2.1)
Interest income on AGZ Bonds	–	0.9	0.5
Currency gain from redemption of AGZ Bonds	–	1.6	–
Total	$5.3	$ 8.5	$(1.6)

Undistributed net earnings (loss) of our equity investees included in consolidated retained earnings were $3.3 and $3.6 at September 30, 2003 and 2002, respectively.

On March 27, 2001, UGI France, Inc. ("UGI France"), a wholly owned indirect subsidiary of Enterprises, together with Paribas Affaires Industrielles ("PAI") and Medit Mediterranea GPL, S.r.L. ("Medit"), acquired, through AGZ Holdings ("AGZ"), the stock and certain related assets of Elf Antargaz, S.A., one of the largest distributors of liquefied petroleum gas in France (referred to after the transaction and herein as "Antargaz"). Prior to the transaction, Antargaz was a subsidiary of Total Fina Elf S.A., a French petroleum and chemical company. Under the terms of the Shareholders' Funding Agreement among UGI France, PAI and Medit, we acquired an approximate 19.5% equity interest in Antargaz; PAI an approximate 68.1% interest; Medit an approximate 9.7% interest; and certain members of management of Antargaz an approximate 2.7% interest. PAI is a leading private equity fund manager in Europe and an affiliate of BNP Paribas, one of Europe's largest commercial and investment banks. Medit is a supplier of logistics services to the liquefied petroleum gas industry in Europe, primarily Italy.

Pursuant to the Shareholders' Funding Agreement, on March 27, 2001, UGI France made a 29.8 million euro ($26.6 U.S. dollar equivalent) investment comprising a 9.8 million euro investment in shares of AGZ and a 20.0 million euro investment in redeemable bonds of AGZ ("AGZ Bonds"). In July 2003, the Company received a dividend of 5.0 million euro ($5.6 U.S. dollar equivalent) from AGZ. In July 2002, the Company received $19.3 in cash from AGZ in repayment of 18 million euro face value ($17.7 U.S. dollar equivalent) of AGZ Bonds, representing 90% of such bonds held by the Company, plus accrued interest. This repayment was funded from the proceeds of an AGZ placement of high-yield debt. Concurrent with the repayment, the remaining 2.0 million euro (10%) investment in AGZ Bonds was redeemed in the form of additional shares of AGZ. After these transactions, the Company continues to hold an approximate 19.5% equity investment in shares of AGZ. As a result of the redemption of AGZ Bonds, we recorded a pretax currency transaction gain of $1.6 which is included in income from equity investees on the 2002 Consolidated Statement of Income. Because we believe we have significant influence over operating and financial policies of Antargaz due, in part, to our membership on its Board of Directors, our investment in AGZ shares is accounted for by the equity method.

Summarized financial information for AGZ follows:

	2003	2002	2001(a)
Statement of income data:			
Revenues	**$ 698.4**	$534.8	$243.8
Operating income	**$ 96.7**	$ 79.4	$ 22.5
Interest, net	**(37.7)**	(27.9)	(13.9)
Income before income taxes	**$ 59.0**	$ 51.5	$ 8.6
Income taxes	**$ (24.4)**	$ (20.7)	$ (5.1)
Net income	**$ 32.7**	$ 29.9	$ 2.9
Balance sheet data (at September 30):			
Current assets	**$ 196.8**	$171.5	
Property, plant and equipment, net	**321.6**	259.5	
Goodwill	**443.8**	378.8	
Other assets	**106.2**	116.7	
Total assets	**$1,068.4**	$926.5	
Current liabilities	**$ 136.2**	$106.1	
Long-term debt	**453.9**	436.2	
Other liabilities	**354.8**	292.0	
Total liabilities	**$ 944.9**	$834.3	
Equity	**$ 123.5**	$ 92.2	

(a) Statement of income data is for the period March 27, 2001 to September 30, 2001.

Summarized financial information for our other equity investments are not presented because they are not material to our Consolidated Balance Sheets or Consolidated Statements of Income.

Note 20 – Quarterly Data (unaudited)

	December 31,		March 31,		June 30,		September 30,	
	2002	2001	**2003**	2002	**2003**	2002	**2003**	2002(a)
Revenues	**$739.9**	$619.4	**$1,135.9**	$764.0	**$623.1**	$446.3	**$527.2**	$384.0
Operating income (loss)	**$107.4**	$ 73.8	**$ 184.4**	$150.5	**$ 8.4**	$ 29.0	**$ 2.1**	$ (0.7)
Income (loss) from equity investees	**$ 1.9**	$ 3.8	**$ 5.0**	$ 3.7	**$ 0.2**	$ 0.7	**$ (1.8)**	$ 0.3
Net income (loss)	**$ 36.7**	$ 24.1	**$ 69.8**	$ 54.0	**$ (2.0)**	$ 4.0	**$ (5.6)**	$ (6.6)
Earnings (loss) per share:								
Basic	**$ 0.88**	$ 0.59	**$ 1.66**	$ 1.31	**$(0.05)**	$ 0.10	**$(0.13)**	$(0.16)
Diluted	**$ 0.86**	$ 0.58	**$ 1.62**	$ 1.28	**$(0.05)**	$ 0.09	**$(0.13)**	$(0.16)

The quarterly data above includes all adjustments (consisting only of normal recurring adjustments with the exception of those indicated below) that we consider necessary for a fair presentation. Our quarterly results fluctuate because of the seasonal nature of our businesses.

(a) Includes euro currency transaction gain resulting from the redemption of AGZ Bonds which increased income from equity investees by $1.6 and decreased net loss by $1.1 or $0.03 per share.

Note 21 – Segment Information

We have organized our business units into five reportable segments generally based upon products sold, geographic location (domestic or international) or regulatory environment. Our reportable segments are: (1) AmeriGas Propane; (2) Gas Utility; (3) Electric Operations (comprising Electric Utility and UGID's electricity generation business); (4) Energy Services; and (5) an international propane segment comprising FLAGA and our international propane equity investments ("International Propane").

AmeriGas Propane derives its revenues principally from the sale of propane and related equipment and supplies to retail customers from locations in 46 states. Gas Utility's revenues are derived principally from the sale and distribution of natural gas to customers in eastern and southeastern Pennsylvania. Electric Operations derives its revenues principally from the sale and distribution of electricity in two northeastern Pennsylvania counties. Energy Services revenues are derived from the sale of natural gas and, to a lesser extent, electricity and fuel oil to customers located primarily in the Eastern region of the United States. Our International Propane segment's revenues are derived principally from the distribution of propane to retail customers in Austria, the Czech Republic and Slovakia.

The accounting policies of our reportable segments are the same as those described in Note 1. We evaluate AmeriGas Propane's performance principally based upon the Partnership's earnings before interest expense, income taxes, depreciation and amortization ("Partnership EBITDA"). Although we use Partnership EBITDA to evaluate AmeriGas Propane's profitability, it should not be considered as an alternative to net income (as an indicator of operating performance) or as an alternative to cash flow (as a measure of liquidity or ability to service debt obligations) and is not a measure of performance or financial condition under accounting principles generally accepted in the United States of America. The Company's definition of Partnership EBITDA may be different from that used by other companies. We evaluate the performance of our Gas Utility, Electric Operations, Energy Services and International Propane segments principally based upon their income (loss) before income taxes.

No single customer represents more than ten percent of our consolidated revenues and there are no significant intersegment transactions. In addition, all of our reportable segments' revenues, other than those of our International Propane segment, are derived from sources within the United States, and all of our reportable segments' long-lived assets, other than those of our International Propane segment, are located in the United States.

Financial information by reportable business segment follows:

	Total	Eliminations	Reportable Segments AmeriGas Propane	Gas Utility	Electric Operations	Energy Services	International Propane	Corporate & Other
2003								
Revenues	$ 3,026.1	$ (2.4)	$ 1,628.4	$ 539.9	$ 108.1(a)	$ 648.7	$ 54.5	$ 48.9
Cost of sales	$ 1,984.3	$ –	$ 910.3	$ 343.0	$ 55.9	$ 620.2	$ 27.4	$ 27.5
Operating income	$ 302.3	$ –	$ 164.5	$ 96.1	$ 25.9	$ 13.6	$ 0.7	$ 1.5
Income (loss) from equity investees	5.3	–	(0.6)	–	–	–	5.9	–
Loss on extinguishments of debt	(3.0)	–	(3.0)	–	–	–	–	–
Interest expense	(109.2)	–	(87.1)	(15.4)	(2.3)	–	(4.1)	(0.3)
Minority interests	(34.6)	–	(34.6)	–	–	–	–	–
Income before income taxes	$ 160.8	$ –	$ 39.2	$ 80.7	$ 23.6	$ 13.6	$ 2.5	$ 1.2
Depreciation and amortization	$ 103.0	$ –	$ 74.8	$ 18.1	$ 3.7	$ 1.5	$ 3.9	$ 1.0
Partnership EBITDA (b)			$ 234.4					
Total assets	$ 2,781.7	$ (39.6)	$ 1,504.6	$ 725.1	$ 160.1	$ 88.1	$ 165.0	$ 178.4
Capital expenditures	$ 101.4	$ –	$ 53.4(c)	$ 37.2	$ 4.1	$ 1.0	$ 4.5	$ 1.2
Acquisition of additional interest in Conemaugh Station	$ 51.3	$ –	$ –	$ –	$ 51.3	$ –	$ –	$ –
Investments in equity investees	$ 39.9	$ –	$ 2.8	$ –	$ 10.3	$ –	$ 26.8	$ –
Goodwill and excess reorganization value	$ 671.5	$ –	$ 601.6	$ –	$ –	$ 2.8	$ 62.8	$ 4.3
2002								
Revenues	$ 2,213.7	$ (2.0)	$ 1,307.9	$ 404.5	$ 86.0(a)	$ 332.3	$ 46.7	$ 38.3
Cost of sales	$ 1,296.6	$ –	$ 653.1	$ 241.7	$ 48.6	$ 310.9	$ 22.6	$ 19.7
Operating income	$ 253.3	$ –	$ 145.0	$ 77.1	$ 13.2	$ 11.1	$ 3.9	$ 3.0
Income (loss) from equity investees	8.5	–	0.3	–	–	–	8.3(d)	(0.1)
Loss on extinguishments of debt	(0.7)	–	(0.7)	–	–	–	–	–
Interest expense	(109.1)	–	(87.8)	(14.2)	(2.4)	–	(4.2)	(0.5)
Minority interests	(28.0)	–	(28.0)	–	–	–	–	–
Income before income taxes	$ 124.0	$ –	$ 28.8	$ 62.9	$ 10.8	$ 11.1	$ 8.0	$ 2.4
Depreciation and amortization	$ 93.5	$ –	$ 66.4	$ 19.0	$ 3.2	$ 0.8	$ 3.2	$ 0.9
Partnership EBITDA (b)			$ 209.6					
Total assets	$ 2,614.4	$ (34.1)	$ 1,492.2	$ 689.1	$ 109.0	$ 57.2	$ 141.1	$ 159.9
Capital expenditures	$ 94.7	$ –	$ 53.5	$ 31.0	$ 4.9	$ 0.9	$ 3.9	$ 0.5
Investments in equity investees	$ 35.5	$ –	$ 3.4	$ –	$ 10.0	$ –	$ 22.1	$ –
Goodwill and excess reorganization value	$ 644.9	$ –	$ 589.1	$ –	$ –	$ –	$ 53.1	$ 2.7
2001								
Revenues	$ 2,468.1	$ (2.8)	$ 1,418.4	$ 500.8	$ 83.9	$ 370.7	$ 50.9	$ 46.2
Cost of sales	$ 1,632.4	$ –	$ 847.0	$ 322.9	$ 51.9	$ 357.3	$ 28.4	$ 24.9
Operating income (loss)	$ 229.0	$ (0.4)	$ 133.8	$ 87.8	$ 10.7	$ 7.3	$ 0.8	$ (11.0)
Loss from equity investees	(1.6)	–	–	–	–	–	(1.5)(d)	(0.1)
Interest expense	(104.8)	0.4	(80.3)	(16.3)	(2.7)	(0.4)	(4.9)	(0.6)
Minority interests	(23.6)	–	(23.6)	–	–	–	–	–
Income (loss) before income taxes	$ 99.0	$ –	$ 29.9	$ 71.5	$ 8.0	$ 6.9	$ (5.6)	$ (11.7)
Depreciation and amortization	$ 105.2	$ –	$ 75.5	$ 20.2	$ 3.6	$ 0.3	$ 4.3	$ 1.3
Partnership EBITDA (b)			$ 220.3					
Total assets	$ 2,550.2	$ (43.3)	$ 1,522.3	$ 678.9	$ 105.5	$ 44.7	$ 141.2	$ 100.9
Capital expenditures	$ 79.3	$ –	$ 39.2(c)	$ 31.8	$ 5.0	$ 0.2	$ 2.7	$ 0.4
Investments in equity investees	$ 44.8	$ –	$ 3.2	$ –	$ 10.8	$ –	$ 30.8(e)	$ –
Goodwill and excess reorganization value	$ 641.1	$ –	$ 589.0	$ –	$ –	$ –	$ 48.6	$ 3.5

(a) Electric Operations' 2003 and 2002 revenues include UGID's unregulated electricity generation revenues totaling $19.3 and $2.6, respectively.

(b) The following table provides a reconciliation of Partnership EBITDA to AmeriGas Propane operating income:

Year ended September 30,	2003	2002	2001
Partnership EBITDA	$234.4	$209.6	$220.3
Depreciation and amortization (i)	(74.6)	(66.1)	(74.7)
Minority interests (ii)	1.1	1.1	0.7
Income (loss) from equity investees	0.6	(0.3)	–
Loss on extinguishments of debt	3.0	0.7	–
Cumulative effect of accounting changes	–	–	(12.5)
Operating income	$164.5	$145.0	$133.8

(i) Excludes General Partner depreciation and amortization of $0.2, $0.3, and $0.8 in 2003, 2002, and 2001, respectively.
(ii) Principally represents the General Partner's 1.01% interest in AmeriGas OLP.

(c) Includes capital leases of $0.5 and $1.3 in 2003 and 2001, respectively.

(d) In addition to equity income (loss) of international propane equity investees, (1) 2002 amount includes a currency transaction gain of $1.6 from the redemption of AGZ Bonds and $0.9 of interest income on AGZ Bonds and (2) 2001 amount includes $0.5 of interest income on AGZ Bonds.

(e) Includes investment in AGZ Bonds of $18.2.

Financial Statistics

(Millions of dollars, except per share amounts and where indicated otherwise)

	Year Ended September 30,		
	2003	2002	2001
Income Statement Data			
AmeriGas Propane revenues	**$ 1,628.4**	$1,307.9	$1,418.4
Utilities revenues	**628.7**	488.0	582.7
International Propane revenues	**54.5**	46.7	50.9
Energy Services and other revenues	**714.5**	371.1	416.1
Total revenues	**$ 3,026.1**	$2,213.7	$2,468.1
Income from continuing operations	**$ 98.9**	$ 75.5	$ 52.0
Net income (loss)	**$ 98.9**	$ 75.5	$ 56.5(a)
Balance Sheet Data			
Capitalization at period end:			
Bank loans - AmeriGas Propane	**$ –**	$ 10.0	$ –
Total long-term debt - AmeriGas Propane	**927.3**	945.8	1,005.9
Bank loans - UGI Utilities	**40.7**	37.2	57.8
Total long-term debt - UGI Utilities	**217.3**	248.4	208.4
Other bank loans and long-term debt	**94.8**	90.1	90.9
Total debt	**1,280.1**	1,331.5	1,363.0
Minority interests in AmeriGas Partners	**134.6**	276.0	246.2
UGI Utilities preferred shares subject to mandatory redemption	**20.0**	20.0	20.0
Common stockholders' equity	**569.8**	317.3	255.6
Total capitalization	**$ 2,004.5**	$1,944.8	$1,884.8
Total assets	**$ 2,781.7**	$2,614.4	$2,550.2
Common Stock Data (c)			
Shares outstanding - end of year (millions)	**42.7**	41.6	40.9
Average shares outstanding (millions)	**42.2**	41.3	40.7
Return on average common equity	**22.3%**	26.4%	22.5%
Per common share:			
Earnings from continuing operations - diluted	**$ 2.29**	$ 1.80	$ 1.27
Net earnings (loss) - diluted	**$ 2.29**	$ 1.80	$ 1.38(a)
Book value - end of year	**$ 13.34**	$ 7.63	$ 6.25
Dividends declared	**$ 1.13**	$ 1.083	$ 1.05
Annual dividend rate - end of year	**$ 1.14**	$ 1.10	$ 1.07
Dividend yield - end of year	**3.9%**	4.5%	5.9%
Price range:			
High	**$ 35.05**	$ 24.51	$ 19.653
Low	**$ 23.27**	$ 17.11	$ 14.250
Close	**$ 28.93**	$ 24.23	$ 18.067
Other Data			
Investments and acquisitions, net	**$ 90.3**	$ 1.0	$ 241.5
Capital expenditures	**$ 101.4**	$ 94.7	$ 79.3

(a) Includes cumulative effect of accounting changes of $4.5 million or $0.11 per share associated with (1) the Partnership's changes in accounting for tank fee revenue and tank installation costs, and (2) the adoption of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities."



Market Capitalization
$ Millions
2003
2002
2001
2000
1999
1998
1997
1996
1995
1994
0
300
600
900
1200
1500



Revenues Under Management
Includes 100% of Unconsolidated U.S. Investees
$ Millions
2003
2002
2001
2000
1999
1998
1997
1996
1995
1994
0
500
1000
1500
2000
2500
3000
3500
Propane
Utilities
Other

Year Ended September 30,

2000	1999	1998	1997	1996	1995	1994
$1,120.1	$ 872.5	$ 914.4	$1,077.8	$1,013.2	$ 511.7	$ 367.1
436.9	420.6	422.3	461.2	460.5	357.4	395.1
50.5	–	–	–	–	–	–
154.2	90.5	103.0	103.0	83.9	8.5	–
$1,761.7	$1,383.6	$1,439.7	$1,642.0	$1,557.6	$ 877.6	$ 762.2
$ 44.7	$ 55.7(b)	$ 40.3	$ 52.1	$ 39.5	$ 7.9	$ 37.4
$ 44.7	$ 55.7(b)	$ 40.3	$ 52.1	$ 39.5	$ (8.4)(d)	$ 45.0
$ 30.0	$ 22.0	$ 10.0	$ 28.0	$ 15.0	$ –	$ –
857.2	744.7	709.0	691.1	692.5	658.5	210.3
100.4	87.4	68.4	67.0	50.5	42.0	17.0
172.9	180.0	187.2	169.3	174.8	206.3	175.6
89.8	103.2	8.2	8.6	9.0	9.3	9.6
1,250.3	1,137.3	982.8	964.0	941.8	916.1	412.5
177.1	209.9	236.5	266.5	284.4	318.9	–
20.0	20.0	20.0	35.2	35.2	35.2	35.2
247.2	249.2	367.1	376.1	377.6	380.5	424.3
$1,694.6	$1,616.4	$1,606.4	$1,641.8	$1,639.0	$1,650.7	$ 872.0
$2,275.8	$2,140.5	$2,074.6	$2,151.7	$2,133.0	$2,152.3	$1,182.2
40.5	40.9	49.2	49.3	49.7	49.4	48.6
40.8	47.9	49.5	49.6	49.7	49.1	48.3
18.0%	15.3%	10.8%	13.8%	10.4%	(2.1)%	10.7%
$ 1.09	$ 1.16(b)	$ 0.81	$ 1.05	$ 0.79	$ 0.16	$ 0.77
$ 1.09	$ 1.16(b)	$ 0.81	$ 1.05	$ 0.79	$ (0.17)(d)	$ 0.93
$ 6.10	$ 6.09	$ 7.46	$ 7.63	$ 7.60	$ 7.70	$ 8.73
$ 1.017	$ 0.98	$ 0.97	$ 0.95	$ 0.94	$ 0.93	$ 0.91
$ 1.03	$ 1.00	$ 0.97	$ 0.96	$ 0.95	$ 0.93	$ 0.92
6.4%	6.5%	6.3%	5.2%	6.0%	6.8%	7.4%
$16.2083	$ 17.167	$ 20.083	$ 18.667	$ 16.583	$ 14.750	$ 16.500
$12.1250	$ 10.000	$ 13.667	$ 13.917	$ 13.167	$ 12.167	$ 11.583
$16.1667	$ 15.500	$ 15.417	$ 18.417	$ 15.667	$ 13.750	$ 12.500
$ 65.3	$ 82.5	$ 10.1	$ 11.6	$ 29.0	$ 116.3	$ 12.5
$ 71.0	$ 73.7	$ 69.2	$ 68.8	$ 62.7	$ 68.8	$ 50.1

(b) Includes net after-tax merger termination fee income from Unisource Worldwide, Inc. net, of $12.9 million or $0.27 per share.
(c) Shares outstanding, earnings per share and dividends declared per share for all years presented reflect the April 1, 2003 3-for-2 common stock split.
(d) Includes extraordinary loss from debt restructuring and loss from cumulative effect of change in accounting for postemployment benefits of $13.2 million and $3.1 million, or $0.27 and $0.07 per share, respectively.


Assets Under Management
$ Millions
Includes 100% of Unconsolidated U.S. Investees
2003
2002
2001
2000
1999
1998
1997
1996
1995
1994
0
500
1000
1500
2000
2500
3000
Propane
Utilities
Other


Capital Expenditures, Investments and Acquisitions, net
$ Millions
Includes 100% of Unconsolidated U.S. Investees
2003
2002
2001
2000
1999
1998
1997
1996
1995
1994
0
50
100
150
200
250
300
350
Propane
Utilities
Other

Operating Statistics

	Year Ended September 30,		
	2003	2002	2001
AmeriGas Propane (a)			
Retail sales - millions of gallons (b)			
Residential	**445.8**	388.2	334.6
Commercial/Industrial	**367.8**	351.6	306.6
Motor fuel	**120.4**	119.0	114.4
Agricultural	**78.1**	74.0	65.2
Transport	**62.8**	54.7	46.0
Total	**1,074.9**	987.5	866.8
Wholesale sales - millions of gallons (b)	**209.8**	195.3	246.8
Total customers - January 1	**1,287,363**	1,317,678	990,363
Retail distribution locations	**640**	646	750
Degree days - percent of normal	**100%**	90%	103%
Number of employees	**6,165**	6,315	6,306
Property, plant and equipment, net (millions)	**$ 595.0**	$ 612.2	$ 628.6
Gas Utility			
System throughput - millions of cubic feet			
Residential - firm	**22,049**	16,848	20,197
Commercial - firm	**12,427**	10,114	12,292
Industrial - firm	**1,481**	1,282	1,687
Transportation - firm	**22,704**	18,031	18,989
Transportation - interruptible	**24,694**	23,748	23,508
Retail - interruptible	**490**	475	656
Total	**83,845**	70,498	77,329
Total customers	**292,078**	285,605	277,369
Miles of gas main	**4,801**	4,721	4,640
Degree days - percent of normal	**107%**	83%	102%
Number of employees	**936**	922	946
Property, plant and equipment, net (millions)	**$ 548.1**	$ 527.6	$ 514.1
Electric Operations			
Distribution system sales - thousands of kilowatt hours			
Residential	**517,192**	482,921	491,652
Commercial	**345,854**	333,248	334,367
Industrial and other	**116,957**	117,373	119,445
Total	**980,003**	933,542	945,464
Total customers	**61,628**	61,531	61,357
Miles of line	**2,131**	2,122	2,112
Number of employees	**173**	175	180
Property, plant and equipment, net (millions)	**$ 117.4**	$ 65.5	$ 64.7

(a) Includes data of equity investee Petrolane Incorporated (Petrolane) from July 16, 1993 through April 19, 1995 (the date the Company acquired the approximately 65% of Petrolane it did not already own).

(b) Retail gallons sold in 2003 include certain bulk gallons previously considered wholesale gallons. Prior-year gallon amounts have been adjusted to conform to the current-year classification.

Propane Retail Sales Millions of Gallons
Includes 100% of Unconsolidated U.S. Investees


2003
2002
2001
2000
1999
1998
1997
1996
1995
1994
0
200
400
600
800
1000
1200

Weather in Propane Areas*
% Variance from Normal


2003
2002
2001
2000
1999
1998
1997
1996
1995
1994
Warmer
Colder
-15
-10
-5
0
5
10
15

*Based upon national weather statistics provided by the National Oceanic and Atmospheric Administration (NOAA) for 335 airports in the continental U.S.

Year Ended September 30,

2000	1999	1998	1997	1996	1995	1994
308.3	318.3	317.5	330.4	358.4	313.5	343.9
284.3	285.3	287.3	297.8	314.8	293.0	296.2
116.7	112.4	106.0	106.2	108.0	109.5	112.2
61.9	67.2	74.5	73.0	74.2	72.0	77.0
46.5	46.3	50.4	58.2	62.2	63.5	64.3
817.7	829.5	835.7	865.6	917.6	851.5	893.6
211.5	144.3	154.7	160.4	247.5	134.5	195.5
992,563	988,265	980,814	990,354	973,735	941,842	889,588
561	579	617	616	616	580	572
86%	90%	91%	99%	102%	92%	99%
4,874	5,026	5,107	5,131	5,071	5,052	4,914
$ 437.6	$ 437.7	$ 445.4	$ 449.3	$ 457.4	$ 456.9	$ 475.0
18,447	17,442	16,612	18,311	19,677	16,592	18,701
10,894	10,506	10,247	11,898	12,978	10,899	11,971
1,565	1,759	3,099	4,824	5,124	4,882	5,543
20,796	21,175	20,366	21,090	21,343	24,506	24,682
27,167	24,308	23,243	22,389	23,631	21,704	20,130
851	913	1,345	1,727	2,634	3,830	2,522
79,720	76,103	74,912	80,239	85,387	82,413	83,549
272,082	264,541	257,950	252,284	247,366	243,521	238,168
4,549	4,446	4,360	4,229	4,160	4,082	3,965
90%	87%	84%	95%	104%	95%	111%
932	946	987	1,028	1,016	1,045	1,040
$ 504.0	$ 491.2	$ 479.3	$ 465.0	$ 445.0	$ 427.1	$ 397.3
465,006	469,061	455,575	464,233	481,280	458,491	475,358
320,478	316,141	305,138	292,956	300,623	301,856	297,001
121,710	115,199	115,694	111,278	102,765	100,511	101,361
907,194	900,401	876,407	868,467	884,668	860,858	873,720
61,244	60,954	60,724	60,534	60,230	60,005	59,763
2,092	2,086	2,083	2,087	2,080	2,093	2,077
188	192	194	198	202	205	206
$ 66.0	$ 65.5	$ 64.6	$ 63.4	$ 62.3	$ 60.7	$ 58.4

Gas Utility System Throughput

Billions of Cubic Feet


2003
2002
2001
2000
1999
1998
1997
1996
1995
1994
Firm
Interruptible
0
20
40
60
80
100

Weather in Gas Utility Area

% Variance from Normal


2003
2002
2001
2000
1999
1998
1997
1996
1995
1994
Warmer
Colder
-20
-10
0
10
20

Annual Meeting

The Annual Meeting of Shareholders will be held at 10:00 a.m. on Tuesday, February 24, 2004 in Ballrooms A and B of the Desmond Hotel and Conference Center, One Liberty Boulevard, Malvern, Pennsylvania.

Common Stock Data

The Company's Common Stock is traded on the New York and Philadelphia stock exchanges under the symbol UGI. Shareholders of record numbered 9,839 on September 30, 2003 and common shares outstanding totaled 42,699,358.

Dividends

Dividends on UGI's Common Stock have been paid without interruption since 1885. During the 2003 fiscal year, quarterly dividends were paid on the first days of October, January, April and July. Market prices and dividends paid presented in the following tables have been restated to reflect a 3-for-2 split of our Common Stock, effective April 1, 2003.

Market Price of Common Stock and Dividends Paid

2003 Fiscal Year	High	Low	Dividends
1st Quarter	$26.99	$23.27	$.275
2nd Quarter	30.57	24.93	.275
3rd Quarter	35.05	29.00	.285
4th Quarter	33.45	28.86	.285

2002 Fiscal Year	High	Low	Dividends
1st Quarter	$21.02	$17.79	$.267
2nd Quarter	20.99	18.06	.267
3rd Quarter	22.14	19.60	.267
4th Quarter	24.51	17.11	.275

Transfer Agent and Registrar

Shareholder communications regarding transfer of shares, book-entry shares, lost certificates, lost dividend checks, or changes of address should be directed to:

Mellon Investor Services LLC
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660
1-800-756-3353

Shareholders can also view real-time account information and request transfer agent services online at the Mellon Investor Services website: www.melloninvestor.com

Mellon Investor Services can be accessed through telecommunications devices for the hearing impaired by calling 1-800-231-5469.

Dividend Reinvestment Plan

UGI's plan enables all shareholders to automatically purchase shares of UGI Common Stock by reinvesting UGI Common Stock and UGI Utilities Preferred Stock dividends. All such purchases are without fees or commissions. The Plan also permits participants to make monthly cash purchases of Common Stock, up to $3,000 quarterly, with no brokers' fees or commissions. For information about the Plan, write or call:

Mellon Investor Services LLC
Investment Services
P.O. Box 3338
South Hackensack, NJ 07606-1938
1-800-756-3353

Plan information is also available on the Mellon Investor Services website: www.melloninvestor.com

Investor Relations

Securities analysts, portfolio managers and other members of the professional investment community should direct inquiries about the company to:

Robert W. Krick
Vice President and Treasurer
UGI Corporation
P.O. Box 858
Valley Forge, PA 19482
1-610-337-1000

News, Earnings and Financial Reports

UGI has a toll-free, 24-hour, corporate news and investor information service. By calling 1-800-UGI-9453, you can hear UGI news on dividends, earnings and other matters and access other shareholder services. You can also request copies of news releases by fax or mail, and annual reports, annual reports on Form 10-K, and quarterly reports on Form 10-Q by mail – all without charge.

Comprehensive news, webcast events and other information about UGI and AmeriGas Partners, L.P. is also available via the Internet at: www.ugicorp.com

You can also request all reports and governance documents, including the company's Code of Ethics and Principles of Corporate Governance, by writing to Robert W. Krick, Vice President and Treasurer, UGI Corporation at the address above.


UGI

Board of Directors

James W. Stratton
Chief Executive Officer, Stratton Management Company (investment adviser)

Marvin O. Schlanger
Chairman and Chief Executive Officer, Resolution Performance Products, Inc. (producer and marketer of specialty chemicals) Principal, Cherry Hill Chemical Investments, LLC (management and capital services)

Ernest E. Jones
President and Chief Executive Officer, Philadelphia Workforce Development Corporation (employment and training)

Richard C. Gozon
Retired, former Executive Vice President, Weyerhaeuser Company (integrated forest products)

Thomas F. Donovan
Retired, former Vice Chairman, Mellon Bank Corporation

Anne Pol
President and Chief Operating Officer, Trex Enterprises Corporation (high technology research and development)

Lon R. Greenberg
Chairman, President, and Chief Executive Officer

Stephen D. Ban
Director, Technology Transfer Division of the Argonne National Laboratory (research and development)

Officers

UGI Corporation

Lon R. Greenberg
Chairman, President, and Chief Executive Officer

Anthony J. Mendicino
Sr. Vice President – Finance and Chief Financial Officer

Michael J. Cuzzolina
Vice President – Accounting and Financial Control and Chief Risk Officer

Bradley C. Hall
Vice President – New Business Development

Robert H. Knauss
Vice President and General Counsel

Robert W. Krick
Vice President and Treasurer

Thomas A. Barry
General Auditor

Margaret M. Calabrese
Corporate Secretary

AmeriGas Propane, Inc.

Eugene V. N. Bissell
President and Chief Executive Officer

UGI Utilities, Inc.

Robert J. Chaney
President and Chief Executive Officer

UGI Enterprises, Inc.

Bradley C. Hall
President

UGI CORPORATION

P.O. Box 858
Valley Forge, PA 19482

You can obtain news and other information about
UGI Corporation and AmeriGas Partners, L.P.
24 hours a day at 1-800-UGI-9453 or www.ugicorp.com